The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it secure an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 10, 2003

PROSPECTUS

Filed Pursuant to Rule 424(a)
Registration File No. 333-105754

3,750,000 Shares

Common Stock

         We are offering 2,200,000 shares of our common stock. The selling shareholders identified in this prospectus are offering an additional 1,550,000 shares of common stock. We will not receive any of the proceeds from the sale of common stock held by the selling shareholders. Our common stock is traded on the Nasdaq National Market under the symbol WEDC. On June 9, 2003, the last reported sale price for our common stock was $9.45 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to White Electronic Designs Corporation	$	$
Proceeds, before expenses, to the selling shareholders	$	$

         One of the selling shareholders has granted the underwriters a 30-day option to purchase up to an additional 562,500 shares of common stock to cover over-allotments.

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

A.G. Edwards & Sons, Inc.

Raymond James

The date of this prospectus is                     , 2003.

WHITE ELECTRONIC DESIGNS
MICROELECTRONICS
ENHANCED LCD DISPLAYS
MODULE SOLUTIONS
CIRCUIT CARD ASSEMBLY
FULL TURNKEY ELECTRONIC SYSTEMS
KEYPAD/DISPLAY ASSEMBLY
AEROSPACE/DEFENSE - MEDICAL - HOME APPLIANCES - INDUSTRIAL CONTROL - POINT OF TRANSACTION
TRANSPORTATION - DATA & TELECOMMUNICATIONS - CONSUMER ELECTRONICS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Our logo and the names of our products named in this prospectus, including “Super Bright Low Reflectance” and “SBLR” are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information and financial statements and related notes included in this prospectus. This prospectus contains forward-looking statements that speak only as of the date they are made and involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors including those described under the heading “Risk Factors” and elsewhere in this prospectus. All references to “we,” “our,” “us,” “WEDC” and the “Company” refer to White Electronic Designs Corporation and its direct and indirect subsidiaries. References to “Interface Data Systems” or “IDS” refer to Interface Data Systems, Inc., a company we acquired in January 2003.

Our Company

      We design, develop and manufacture innovative microelectronic and display components and systems for high technology products used in military and commercial markets. Our microelectronic solutions include advanced semiconductor and state of the art multi-chip packages, as well as our proprietary process for applying anti-tamper security coating to mission critical semiconductor components used in military applications. Our display solutions include enhanced flat panel display products, interface devices and electromechanical assemblies. Our customers, which include military prime contractors in the United States and Europe as well as commercial original equipment manufacturers, outsource many of their microelectronic and display components and systems to us because of our design, development and manufacturing capabilities.

      As part of the increasing United States defense budget, an emphasis is being placed on electronics to provide more sophisticated weaponry and to better equip the military. According to the Government Electronics and Information Technology Association, military electronic content spending could grow from $29 billion in fiscal year 2003 to $41 billion in 2013. An increasing number of military prime contractors are outsourcing their component, subsystem, system and manufacturing solutions to a select group of suppliers qualified to provide solutions to this market. Defense electronics require high reliability in extreme environments with greater functionality and reduced size. Our microelectronic solutions are able to meet these stringent military specifications. Our ruggedized displays are also designed and manufactured to perform in harsh environmental conditions as required by our military customers.

      In addition, the United States has recently mandated certain military equipment be manufactured with anti-tamper protection to prevent reverse engineering of electronic circuits and unauthorized access to information stored on such circuits. We are one of a limited number of manufacturers that possesses this advanced capability and we have developed a proprietary process, which we believe offers greater scalability and yields than those of our competitors. As military and defense entities expand the deployment of technology and electronics across their activities and fulfill the mandate to protect such sensitive technology and data, we expect demand for our anti-tamper processes on products to increase.

      We also serve a number of commercial market sectors, including display products and solutions for global positioning systems, home appliances, consumer electronics and medical devices as well as microelectronic solutions for communications and networking equipment. Our customers often require displays with high visibility in bright light conditions, expanded viewing angles and the ability to withstand heavy vibration or extreme temperatures. We deliver enhanced display solutions that meet these customer requirements by applying our proprietary glass lamination and film application processes to standard flat panel displays.

      We recently acquired IDS, a designer and manufacturer of membrane keypads, flexible circuits, sensors, control panels, printed circuit boards and handheld electronic devices. This acquisition allowed us to expand our interface device product offerings, enhance our subsystem solutions capability and offer fully integrated system level solutions. We believe our design expertise and specialized manufacturing services combined with IDS’ capabilities will allow us to grow our existing outsource solution sales.

      Our principal executive offices are located at 3601 E. University Drive, Phoenix, Arizona 85034. Our telephone number at that location is (602) 437-1520. Our website can be accessed at www.whiteedc.com. Information contained in our website does not constitute part of this prospectus. We are incorporated in the state of Indiana.

The Offering

      Except as described in the financial statements or otherwise specified in this prospectus, all information assumes no exercise of the underwriters’ over-allotment option.

Common stock offered by the Company	2,200,000 shares

Common stock offered by the selling shareholders	1,550,000 shares

Common stock to be outstanding after the offering	23,184,066 shares

Use of proceeds	To repay indebtedness incurred in connection with the acquisition of Interface Data Systems and for potential future acquisitions and general corporate purposes.

Nasdaq National Market Symbol	WEDC

      The number of shares of common stock to be outstanding after this offering is based on the approximate number of shares outstanding as of May 23, 2003, and excludes:

•	a total of 2,092,609 shares of our common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $3.08 per share; and

•	a total of 2,263,009 shares available for future issuance under our stock option plans.

Summary Consolidated Financial Data

(In thousands, except per share data)

      We derived the statement of income data for the years ended September 30, 2000, September 29, 2001, and September 28, 2002 from our audited consolidated financial statements included in this prospectus. We derived the historical balance sheet data as of March 29, 2003 and the statement of income data for the six months ended March 30, 2002 and March 29, 2003 from our unaudited consolidated financial statements, included in this prospectus. We have prepared the unaudited consolidated financial statements on a basis consistent with the audited consolidated financial statements included in this prospectus and, in the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. This data should be read in conjunction with our consolidated financial statements and related notes included in this prospectus.

      The “As Adjusted” balance sheet data as of March 29, 2003 set forth below gives effect to the receipt of the net proceeds from the sale by us of 2,200,000 shares of common stock in this offering at an assumed public offering price of $9.45, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and repayment of long-term debt.

	Fiscal Year Ended			Six Months Ended

	September 30,	September 29,	September 28,	March 30,	March 29,
	2000	2001(1)(2)	2002	2002	2003(3)(4)

Statement of Income Data:
Net sales	$87,595	$96,761	$90,458	$43,520	$52,242
Gross profit	31,171	26,401	28,900	13,684	17,989
Income before income taxes	10,687	4,253	9,128	3,873	7,005
Net income	$6,561	$3,272	$8,740	$2,390	$4,700
Net income per common share
Basic	$0.37	$0.17	$0.44	$0.12	$0.23
Diluted	$0.34	$0.16	$0.42	$0.12	$0.22
Weighted average number of common shares and equivalents
Basic	17,544	19,231	19,815	19,671	20,341
Diluted	19,540	20,528	20,922	20,780	21,600

	March 29, 2003

		As
	Historical	Adjusted

Balance Sheet Data:
Cash and cash equivalents	$11,135	$24,178
Working capital	36,502	49,945
Total assets	94,249	107,291
Current liabilities	17,799	17,399
Long-term debt	5,600	0
Total shareholders’ equity	68,923	87,966

(1)	On January 29, 2001, we completed the acquisition of Panelview and its results of operations are included from that date forward.

(2)	During the year ended September 29, 2001, we reserved or wrote off $4.3 million of raw material and finished goods inventory with a corresponding charge to cost of sales primarily as a result of the slow-down in demand for our products in the communications industry.

(3)	On September 29, 2002, we adopted FAS 142, which required us to discontinue the amortization of goodwill. See footnote 11 of the White Electronics Designs Corporation’s financial statements for the year ended September 28, 2002 included elsewhere in this prospectus.

(4)	On January 22, 2003, we completed the acquisition of IDS and its results of operations are included from that date forward.

RISK FACTORS

      The shares of our common stock offered by this prospectus are speculative and involve a high degree of risk of loss. Before making an investment, you should carefully read this entire prospectus and consider the following risks and speculative factors.

Risks Relating to Our Business

We are dependent on sales to defense related companies for a large portion of our net sales and profits, and changes in military spending levels and patterns could negatively affect us.

      Our current orders from defense related companies account for a material portion of our overall net sales. Military sales accounted for approximately 49% of our overall sales for the six months ended March 29, 2003, 52% of our overall sales in fiscal year 2002 and 47% of our overall sales in fiscal year 2001. Military spending levels depend on factors that are outside of our control. Reductions or changes in military spending could have an adverse effect on our sales and profits. In addition, the United States defense industry is moving toward the purchase of commercial off-the-shelf products rather than those designed and manufactured to higher military specifications. To the extent that our products are substituted with commercial off-the-shelf products, our operations would suffer. Even if military spending continues to increase, shifts in military spending away from high technology programs to areas that we do not supply, such as personnel and infrastructure, would also negatively affect our sales and profits.

We recently acquired IDS and we may make other acquisitions; we cannot assure you that any acquisition will be successful.

      We are looking for strategic opportunities to grow and diversify our product offerings through acquisitions. In this regard, we recently completed the acquisition of IDS. Your evaluation of our business and prospects may be difficult because of our limited operating history with IDS. There can be no assurance that we will be successful in integrating the operations of IDS, identifying other appropriate candidates, or integrating products and operations with any such candidates which we may acquire.

      Any such acquisitions could involve the dilutive issuance of equity securities and the incurrence of debt. In addition, the acquisition of IDS and future acquisitions may involve numerous additional risks, including:

•	the diversion of the attention of our management team from other business concerns;

•	risks of entering into markets or producing products where we have limited or no experience, including difficulties in integrating purchased technologies and products with our technologies and products;

•	the potential loss of key customers of an acquired company;

•	the potential loss of key personnel of an acquired company; and

•	exposure to unanticipated liabilities of an acquired company.

      Even when an acquired company has already developed and marketed products, there can be no assurance that the products will continue to be successful, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to the acquired company or its products.

Our customers may cancel their orders, change production quantities or delay production at any time, which could materially reduce our net sales and operating results.

      We generally do not receive firm, long-term purchase commitments from our original equipment manufacturer (“OEM”) customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Many of our customers’ industries are experiencing a significant decrease in demand for their products and services. The generally uncertain economic condition of several of the industries of our customers has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations by reducing our net sales. In addition, because many of our costs and operating expenses are fixed, a reduction in customer demand could harm our gross profit and operating income.

We have a highly concentrated customer base and our net sales could decline significantly if we lost a major customer.

      A large portion of our net sales has been derived from sales to a small number of our customers. Our five largest customers accounted for approximately 34% and 35% of our net sales in the six months ended March 29, 2003 and in fiscal year 2002, respectively. Our customers are not subject to any minimum purchase requirements and can discontinue the purchase of our products at any time. In the event one or more of our major customers reduces, delays or cancels orders with us, and we are not able to sell our services and products to new customers at comparable levels, our net sales could decline significantly. In addition, any difficulty in collecting amounts due from one or more key customers would negatively impact our results of operations.

We depend on military prime contractors and commercial OEM customers for the sale of our products and the failure of these customers to achieve significant sales of products incorporating our components would reduce our net sales and operating results.

      We sell substantially all of our products to military prime contractors and commercial OEMs. The timing and amount of sales to these customers ultimately depend on sales levels and shipping schedules for the products into which our components are incorporated. We have no control over the volume of products shipped by our military prime contractors and commercial OEM customers or their shipping dates, and we cannot be certain that these products will continue to incorporate our components at current levels or at all. Our business will be harmed if our military prime contractors and OEM customers fail to achieve significant sales of products incorporating our components or if fluctuations in the timing and volume of such sales occur. Failure of these customers to inform us of changes in their production needs in a timely manner could also hinder our ability to effectively manage our business.

We depend on outsourcing by commercial OEMs and military prime contractors.

      Our net sales and future growth in our net sales depend in part on outsourcing, in which we assume additional manufacturing and supply chain management responsibilities from commercial OEMs and military prime contractors. To the extent that these opportunities are not available, either because commercial OEMs or military prime contractors decide to perform these functions internally or because they use other providers of these services, our results of operations may be adversely affected.

Our failure to comply with United States government laws and regulations would reduce our ability to be awarded future military business.

      We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts, which affects our military business and may impose added costs on our business. We are subject to government investigations of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including the termination of our contracts, the forfeiture of profits, the suspension of payments owed to us, fines, and our suspension or debarment from doing business with federal government agencies. Since military sales accounted for approximately 49% and 52% of our business in the six months ended March 29, 2003 and fiscal year 2002, respectively, any debarment or suspension of our ability to obtain military sales would greatly reduce our overall net sales and profits, and would likely affect our ability to continue as a going concern.

We may fail to meet expectations because our net sales, gross margins and profits are very likely to fluctuate from period to period.

      Our operating results have varied in the past and are very likely to continue to fluctuate. In connection with our business, a wide array of factors could cause our net sales, gross margins and profits to fluctuate in the future from period to period. In addition to other factors mentioned in this prospectus, primary factors that might affect our results of operations in this regard include:

•	our inability to adjust expenses for any particular quarter in response to net sales shortfalls because a substantial component of our operating expenses are fixed costs;

•	the cyclical nature of the markets in which we serve;

•	any adverse changes in the mix of products and types of manufacturing services that we provide. For example, high volume and low complexity commercial keypads have lower gross margins than high complexity microelectronic devices for defense contractors;

•	the complexity of our manufacturing processes and the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur;

•	expenses associated with acquisitions; and

•	general economic conditions.

      As a result of any of these or other factors we could fail to achieve our expectations as to future net sales, gross profit and income from operations. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of an investment in our securities. Due to the foregoing factors, it is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such an event, the price of our common stock is likely to decline.

We have lengthy sales cycles, which increases the likelihood that our quarterly net sales will fluctuate and which may, in turn, adversely affect the market price of our common stock.

      Due to the complexity of our technology, our customers perform, and require us to perform, extensive process and product evaluation and testing, which results in lengthy sales cycles. Our sales cycles often last several months, and may last for up to a year or more. As a result of these lengthy sales cycles, our net sales and operating results may vary unpredictably from period to period. This fact makes it more difficult to forecast our quarterly results and can cause substantial variations in operating results from quarter to quarter that are unrelated to the long-term trends in our business. This lack of predictability and variability in our results could significantly harm our stock price.

Our failure to detect unknown defects in our products could materially harm our relationship with customers, our reputation and our business.

      Notwithstanding the testing that we perform on our products, defects could be found in our existing or new products. These defects could result in product liability or warranty claims. In addition, any defects found in our products could result in a loss of net sales or market share, failure to achieve market acceptance, injury to our reputation, indemnification claims, litigation, increased insurance costs and increased service costs, any of which could discourage customers from purchasing our products. Although we maintain a warranty reserve, we cannot assure you that this reserve will be sufficient to cover our warranty or other expenses that could arise as a result of defects found in our products.

Our financial results could be seriously harmed if the markets in which we sell our products do not grow.

      Our continued success depends in large part on the continued growth of various market sectors that use our products, including the following:

•	defense and aerospace equipment;

•	transportation;

•	computers and computer related peripherals;

•	medical electronics and equipment;

•	home appliances;

•	consumer electronics;

•	industrial controls; and

•	communications and networking equipment.

      Approximately 12% of our product sales for the six months ended March 29, 2003 and 17% of our product sales for fiscal year 2002 were incorporated into data and voice communications end-products. The telecommunications industry has declined, and it is likely to experience additional declines for the foreseeable future. Slower growth in the other markets in which we sell our products could reduce our sales and adversely affect our business, financial condition and results of operations. For example, decreases in demand in the consumer electronics and home appliance industries, could negatively impact our sales and profits for our recently acquired subsidiary, IDS.

Further downturns in the industries in which we operate could reduce the value of our inventories and cause a reduction in our profits.

      Historically, we have experienced reductions in the value of our inventories due to unexpected declines in demand from a softening of the semiconductor and communications industries. Such declines in inventory valuation in the past have caused us to write down several million dollars worth of inventory, which greatly reduced our profits for the given period. In 2001, for example, we reserved, or wrote off, approximately $4.3 million in excess inventory. In the event any of the industries in which we operate suffer declines, we may be forced to write down existing inventory which could adversely affect our results of operations.

We utilize manufacturing resources in Asia, which limits our control of the manufacturing process.

      As part of our strategy to decrease manufacturing costs, we outsource some of our manufacturing requirements to strategic partners in Taiwan and China. Outsourcing, particularly with international manufacturers, carries certain risks, including:

•	the outsourcing contractors’ ability to manufacture products that meet our technical specifications and quality standards;

•	the outsourcing contractors’ ability to honor their product warranties;

•	the financial solvency, labor concerns and general business condition of our outsourcing contractors;

•	unexpected changes in and the burdens and costs of compliance with a variety of foreign laws and regulatory requirements; and

•	political and economic instability in overseas locations.

We are dependent on international markets for a large portion of our purchases and sales.

      Foreign suppliers of semiconductor and display related materials are regularly threatened with, or involved in, trade disputes and sanctions. During the period between 1997 and 1999, for example, we were forced to pay high tariffs to import various semiconductor parts from Taiwan. If any trade disputes or sanctions arise that affect our suppliers, we would be unable to access critical sources of raw materials we need to produce our products or would be required to pay higher than expected costs and our business could be adversely affected.

      We anticipate that our international sales will continue to account for a significant portion of our net sales. Foreign sales accounted for approximately 19% and 32% of our overall net sales for the six months ended March 29, 2003 and fiscal year 2002, respectively. Approximately $16 million of our fiscal year 2002 sales were to approved foreign military equipment manufacturers, and if the United States Government placed restrictions on exporting military technology using our products in countries where we have customers, it could cause a significant reduction in our sales and profits.

      As a result of our dependence on international markets, a significant portion of our sales and purchases are subject to the risks of international business such as:

•	fluctuations in foreign currencies that may adversely affect the prices of our products and the prices of raw materials used in our products;

•	trade disputes;

•	changes in regulatory requirements, tariffs and other barriers;

•	the possible implementation by the United States Government of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products;

•	the timing and availability of export licenses;

•	general political and economic conditions in the countries in which we sell our products;

•	language and other cultural differences which may inhibit our sales and marketing efforts;

•	costs of complying with a variety of laws;

•	difficulty of accounts receivable collections; and

•	public health issues that could disrupt local economies.

Most of our technological capabilities are not subject to patents or licenses and, as a result, we may not be adequately protected and we may be subject to claims of infringement by third parties.

      The products we sell from both our microelectronic segment and our display segment require a large amount of engineering design and manufacturing expertise. However, the majority of our technological capabilities are not protected by patents and licenses. We rely on the expertise of our employees, and our learned experiences in both the design and manufacture of our products. If we were to lose one or more of our key employees, then we would likely lose some portion of our institutional knowledge and technical know-how. It is possible, and it has occurred in the past, that a competitor may also learn to design and produce products with similar performance abilities as our products. If a competitor were to do so, it may result in increased competition, and a reduction in sales of our products.

      We rely on trade secret protection for most of our proprietary technology, in part through confidentiality agreements with our employees, consultants and third parties. However, if these agreements are found to be unenforceable, we may be unable to adequately protect our technology. Additionally, these parties may breach these agreements and since many agreements are made with companies much larger than us, we may not have adequate financial resources to adequately enforce our rights. Also, others may come to know about or determine our trade secrets. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

      While we are currently not aware of any claims against us for the infringement of intellectual property rights, any such claim could divert the efforts of our technical and management personnel and require us to spend significant resources to develop or otherwise obtain non-infringing technology. Any successful claim against us would likely require us to pay substantial damages or cease the use and sale of infringing products, or both.

Our business is dependent upon retaining key personnel and attracting new employees.

      Our success depends to a significant degree upon the continued contributions of Hamid R. Shokrgozar, our President, Chief Executive Officer and Chairman, as well as other senior management and key personnel. The loss of the services of Mr. Shokrgozar or any of our senior management or key personnel could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. Of our current executive officers, only Mr. Shokrgozar has an employment contract with us. We currently do not maintain any key person life insurance.

      To manage our operations effectively, we may need to hire and retain additional qualified employees in the areas of product design, engineering, operations management, manufacturing production and sales. We may have difficulty recruiting these employees or integrating them into our business.

Our failure to comply with environmental regulations could subject us to costs and production delays.

      We currently use limited quantities of hazardous materials common to our industry in connection with the production of our products. We must follow federal, state and local environmental laws and regulations regarding the use, handling, storage and disposal of these materials. To our knowledge, we are currently in material compliance with all federal, state and local environmental laws and regulations with respect to these materials. We could possibly be subject to fines, suspensions of production, alteration of our manufacturing processes or interruption or cessation of our operations if we fail to comply with present or future laws or regulations related to the use, handling, storage, or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. These regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Our failure to control the use, handling, storage or disposal of, hazardous substances could subject us to liabilities and production delays, which could cause us to temporarily miss our customer’s delivery schedules, thereby reducing our sales for a given period. We may also have to pay noncompliance fines or other remediation costs, which would reduce our profits.

Risks Relating to Our Industry

If we fail to match our costs to our selling prices, our sales and profits will decline.

      Even in the absence of cyclical conditions, the average selling prices of our products have historically decreased during the products’ lives, and we expect this trend to continue, especially with respect to sales in the commercial markets. In order to offset these average selling price decreases, we attempt to decrease manufacturing costs, and introduce new, higher priced products that incorporate advanced features. If these efforts are not successful, we will not be competitive because we will not be able to remain profitable at decreased selling prices, possibly leading to our exit from certain market sectors.

      In addition, the selling prices for certain components used in our products, particularly random access memory (“RAM”) or static random access memory (“SRAM”) products and liquid crystal displays, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. Decreases in component costs can result in lower average selling prices for our competitors’ products. In the event we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices decline, our business, financial condition and results of operations will be seriously harmed. In addition, we expect our competitors to invest in new manufacturing capacity and significantly improve manufacturing yields in the future. These developments could result in an increase in supply of competitive products and result in associated downward pressure on prices.

Our financial results could be adversely affected if we fail to develop, introduce and sell new products or fail to develop and implement new manufacturing technologies.

      We operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, make required capital investments, design, develop, manufacture, market and sell services and products that meet our customers’ changing needs, and successfully anticipate or respond to technological changes on a cost effective and timely basis.

      Our sales will be reduced either through loss of business to one of our competitors, or discontinuance of our products in the market if any of the following occur:

•	we fail to complete and introduce new product designs in a timely manner;

•	we are unable to design and manufacture products according to the requirements of our customers;

•	our customers do not successfully introduce new systems or products incorporating our products;

•	market demand for our new products does not develop as anticipated; or

•	we are unable to obtain raw materials in a timely manner or at favorable prices.

      In particular, many of our display products have been developed based on products procured from Sharp Electronics Corporation. Our competitors in the enhanced display products market are investing substantial resources to develop flat panel displays using alternative technologies. If our competitors are successful in developing new products that offer significant advantages over our products, and we are unable to improve our technology or develop or acquire alternative technology that is more competitive, we will lose business to our competitors and our sales and profits from the display segment will be greatly reduced.

      Increasing complexity in semiconductor chips makes manufacturing new generations of products substantially more difficult and costly than prior products. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing our products. If we are unable to design, develop, manufacture, market and sell new products successfully, we will lose business and possibly be forced to exit from the particular market or sector.

We depend on limited suppliers for certain critical raw materials. Our inability to obtain sufficient raw materials at favorable prices could increase our prices or otherwise harm our business.

      Our manufacturing operations require raw materials that must meet exacting standards. The most significant raw materials that we purchase are memory devices in wafer, die and component forms and active matrix liquid crystal display technology (“AMLCD”) panels. Shortages of wafers and other raw materials may occur when there is a strong demand for memory integrated circuits and other related products. AMLCD panels may also be in short supply at times. We rely heavily on our ability to maintain access to steady sources of these raw materials at favorable prices. We are highly dependent on one SRAM semiconductor manufacturer for memory devices, one major display manufacturer of AMLCD panels, and one package manufacturer of ceramic packages for military components. We do not have specific long-term contractual arrangements with our suppliers but we believe we are on good terms with our suppliers. We cannot assure you that we will continue to have access to our current sources of supply or that we will not encounter supply problems in the future. Any interruption in our supply of raw materials could reduce our sales in a given period, and possibly cause a loss of business to a competitor, if we could not reschedule the deliveries of our product to our customers. In addition, our gross margins could suffer if the prices for raw materials increase, especially with respect to sales associated with military contracts where prices are typically fixed.

      The display industry is dominated by several foreign glass suppliers. We are dependent on one of these foreign suppliers for glass. Any disruption of glass supplies from this supplier would cause us to delay deliveries to our customers, which could lead to a loss of business and reduced profits from our display segment.

Risks Relating to This Offering

The issuance of shares of our common stock in this offering may cause the market price of our stock to decline.

      Although our common stock is quoted on the Nasdaq National Market, it does not have a high average trading volume. The last reported sales price of our common stock on the Nasdaq National Market on June 9, 2003 was $9.45 per share. The 2,200,000 shares that we are offering through this prospectus represents 10.5% of our 20,984,066 outstanding shares of common stock as of May 23, 2003. After the completion of this offering, the market price of our common stock may decline in response to the introduction into a thinly traded public market for our common stock of the substantial number of additional shares that are being offered.

The market price of our common stock may drop significantly when the resale restrictions on our common stock lapse.

      Future sales of substantial amounts of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through future sales of equity securities. Upon completion of this offering, we expect to have 23,184,066 shares outstanding. In addition, our directors, officers and employees will have the right to purchase up to 2,263,009 additional shares of our common stock reserved for issuance under our existing equity incentive compensation plans. Holders of 2,965,736 shares of our common stock have agreed with the underwriters to refrain from selling their shares for a period of 90 days after this offering. As these restrictions on resale end, the market price of our common stock could drop significantly if holders of these shares sell them or, if the market perceives they intend to sell them.

Management will have broad discretion over the allocation of proceeds from this offering.

      While we currently intend to use the net proceeds of this offering to repay our indebtedness of $6.0 million under our existing term loan with Bank One and for potential future acquisitions and general corporate purposes, we may subsequently choose to use the proceeds for some other purpose. The effect of the offering will be to increase capital resources available to our management, who may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the capital resources generated by this offering. We intend to invest net proceeds of this offering that are not used to repay indebtedness or for general corporate purposes in short-term, interest-bearing, investment grade securities.

Our board of directors is authorized to issue shares of preferred stock that could have rights superior to our outstanding shares of common stock, and, if issued, could adversely impact the value of our common stock.

      Our amended and restated articles of incorporation permit our board of directors, in its sole discretion, to issue up to 1,000,000 shares of authorized but unissued preferred stock. These shares may be issued by our board of directors, without further action by our shareholders, and may include any of the following rights, among others, which may be superior to the rights of our outstanding common stock:

•	voting rights, including the right to vote as a class on particular matters;

•	preferences as to dividends and liquidation rights;

•	conversion rights;

•	anti-dilution protections; and

•	redemption rights.

      Since our board of directors has the authority to determine, from time to time, the terms of our authorized preferred stock, there is no limit on the amount of common stock that could be issuable upon conversion of any future series of preferred stock that they may issue. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued in the future. In addition, the market price of our common stock may be adversely affected by the issuance of any series of preferred stock with voting or other rights superior to those of our common stock. The issuance of any series of preferred stock could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding common stock.

Our shareholder rights plan may make it more difficult for others to obtain control of us, even if it would be beneficial to our shareholders.

      Pursuant to the terms of our shareholder rights plan, we have distributed a dividend of one right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. The practical effect of these provisions is to require a party seeking control of us to negotiate with our board of directors, which could delay or prevent a change in control. These provisions could discourage a future takeover attempt which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current prices.

Our stock price has been volatile, which may make it more difficult to realize gain on your investment in our stock.

      The price of our common stock fluctuates significantly. The trading price of our common stock could be subject to wide fluctuations in response to:

•	future announcements concerning our company, our competitors or our principal customers, such as quarterly operating results, changes in earnings estimates by analysts, technological innovations, new product introductions, governmental regulations or litigation;

•	the liquidity within the market of our common stock;

•	sales by our officers, directors and other insiders;

•	investor perceptions concerning the prospects of our business;

•	market conditions and investor sentiment affecting market prices of equity securities of high technology companies in the microelectronic or display industries;

•	general economic, political and market conditions, such as recessions or international currency fluctuations; and

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements. The words “believe,” “expect,” “anticipate” and other similar statements of expectations identify forward-looking statements, and include statements relating to our expectations for the future demand of our products, including anti-tamper products and our ability to increase sales of integrated systems; the expected strength and trends of the industries that we serve, including military markets and the economic and political environment relating to them and increasing levels of outsourcing; expected levels of sales, operating expenses and gross margins; our expectations regarding future shipments of backlog; our expectations regarding the use of proceeds from the offering; expectations regarding our ability to satisfy future cash requirements and the adequacy of our reserves; the impact that the recent acquisition of IDS will have on us; our intention to review acquisitions of additional businesses; our relationships with vendors; and our dependence on significant customers. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include reductions in military spending or changes in the acquisition requirements for military products; the ability to integrate the people, operations, and products from acquired businesses; the loss of a principal customer; the failure of customers to accept new product offerings; and any downturn in the industries that we serve. Forward-looking statements involve risks and uncertainties. For a more detailed discussion of factors that could cause actual results to differ, please see the discussion under “Risk Factors” contained in this prospectus and the other information contained in our publicly available SEC filings, incorporated by reference into this prospectus.

      In this prospectus, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information and these statements from various third party sources, discussions with our customers, and our own internal estimates. We believe that the information and estimates from third party sources and discussions with our customers are reliable, but we have not independently verified them and we cannot guarantee that they are accurate.

USE OF PROCEEDS

      Our net proceeds from the sale of the 2,200,000 shares of our common stock by us at an assumed public offering price of $9.45 per share are estimated to be $19,042,600 after deducting underwriting discounts and commissions and our estimated offering expenses. We expect to use the net proceeds of the offering to repay our indebtedness of $6.0 million under our term loan with Bank One which has an interest rate of LIBOR plus 1.5% and matures in March 2008. This term loan with Bank One was used to repay industrial revenue bonds acquired in the IDS acquisition. We also expect to use the net proceeds of the offering for potential future acquisitions and general corporate purposes, including expansion of our research and development relating to new products and our anti-tamper technology for microelectronic products. Pending such uses, we intend to invest the net proceeds from the offering in short-term, interest-bearing, investment grade securities. We will not receive any of the proceeds from the sale of 1,550,000 shares by the selling shareholders.

PRICE RANGE OF COMMON STOCK

      Our common stock trades on the Nasdaq National Market under the symbol “WEDC.” The following table sets forth the high and low sale prices for our common stock as reported by the Nasdaq National Market during the periods indicated.

	High	Low

Fiscal Year Ended September 29, 2001
First Quarter	$13.50	$5.38
Second Quarter	10.62	4.39
Third Quarter	5.50	2.93
Fourth Quarter	4.60	2.85
Fiscal Year Ended September 28, 2002
First Quarter	7.45	3.18
Second Quarter	8.50	5.60
Third Quarter	7.90	5.70
Fourth Quarter	8.85	6.30
Fiscal Year Ending September 27, 2003
First Quarter	10.25	7.28
Second Quarter	8.42	5.96
Third Quarter (through June 9, 2003)	9.95	6.63

      The last reported sale price of our common stock on the Nasdaq National Market on June 9, 2003, was $9.45 per share. As of May 29, 2003, there were approximately 12,000 holders of record of our common stock.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of March 29, 2003 and as adjusted to give effect to the issuance and sale by us of 2,200,000 shares of common stock in this offering at an assumed offering price of $9.45, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and repayment of Long-term debt.

      This capitalization table should be read in conjunction with our consolidated financial statements and related notes for March 29, 2003, which are included in this prospectus.

	As of March 29, 2003

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$11,135	$24,178

Long-term debt	$5,600	$—

Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.10 stated value; 60,130,560 shares authorized; 20,761,585 shares issued and outstanding, actual; 22,961,585 as adjusted(1)	2,076	2,296
Treasury stock, 44,442 shares, at cost	(4)	(4)
Additional paid-in capital	62,745	81,568
Retained earnings	4,407	4,407
Accumulated other comprehensive loss	(255)	(255)
Unearned compensation	(46)	(46)

Total shareholders’ equity	68,923	87,966

Total capitalization	$74,523	$87,966

(1)	The outstanding share information excludes as of May 23, 2003, outstanding options to purchase 2,092,609 shares of our common stock exercisable at a weighted average exercise price of $3.08 per share, 793,843 shares of our common stock subject to performance-based options and an additional 1,469,166 shares of our common stock reserved for future grant or issuance under our equity incentive compensation plans.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except for per share data)

      The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and the financial statements and related notes thereto included in this prospectus.

      We derived the selected consolidated statement of income data for the years ended September 30, 2000, September 29, 2001, and September 28, 2002 and the selected consolidated balance sheet data as of September 29, 2001 and September 28, 2002 from our audited consolidated financial statements included in this prospectus. We derived the selected consolidated statement of income data for the years ended September 30, 1998 and October 2, 1999 and the selected consolidated balance sheet data as of September 30, 1998, October 2, 1999, and September 30, 2000 from our audited consolidated financial statements, which are not included in this prospectus. We derived the selected consolidated statement of income data for the six months ended March 30, 2002 and March 29, 2003 and the selected consolidated balance sheet data as of March 29, 2003 from our unaudited consolidated financial statements, included in this prospectus. We have prepared the unaudited consolidated financial statements on a basis consistent with the audited consolidated financial statements included in this prospectus and, in the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. Our fiscal year end is the Saturday nearest September 30.

	Fiscal Year Ended					Six Months Ended

	September 30,	October 2,	September 30,	September 29,	September 28,	March 30,	March 29,
	1998	1999(1)	2000	2001(2)(3)	2002	2002	2003(4)(5)

Statement of Income Data:
Net sales	$32,772	$58,038	$87,595	$96,761	$90,458	$43,520	$52,242
Costs of sales	25,729	42,510	56,424	70,360	61,558	29,836	34,253

Gross profit	7,043	15,528	31,171	26,401	28,900	13,684	17,989
Selling, general and administrative	7,202	10,683	14,102	15,222	13,939	6,923	8,111
Research and development	2,559	3,651	5,014	5,302	4,264	2,143	2,639
Interest expense	120	471	615	491	147	27	44
Interest (income)	—	—	—	(11)	(165)	(73)	(109)
Merger expenses	—	850	—	—	—	—	—
Amortization of goodwill and intangible assets(4)	466	732	753	1,144	1,587	791	299

Income before income taxes and discontinued operations	(3,304)	(859)	10,687	4,253	9,128	3,873	7,005
Provision for income taxes	—	(301)	4,126	981	388	1,483	2,305

Net income (loss) from continuing operations	(3,304)	(558)	6,561	3,272	8,740	2,390	4,700
Discontinued operations, net of applicable income tax(6)	—	(277)	—	—	—	—	—

Net income (loss)	$(3,304)	$(835)	$6,561	$3,272	$8,740	$2,390	$4,700

Earning (loss) per share — basic, continuing operations	$(0.47)	$(0.06)	$0.37	$0.17	$0.44	$0.12	$0.23
Loss per share — basic, discontinued operations	—	$(0.02)	—	—	—	—	—

Net income (loss) per common share — basic	$(0.47)	$(0.08)	$0.37	$0.17	$0.44	$0.12	$0.23

Earning (loss) per share — diluted, continuing operations	$(0.47)	$(0.06)	$0.34	$0.16	$0.42	$0.12	$0.22

	Fiscal Year Ended					Six Months Ended

	September 30,	October 2,	September 30,	September 29,	September 28,	March 30,	March 29,
	1998	1999(1)	2000	2001(2)(3)	2002	2002	2003(4)(5)

Loss per share — diluted, discontinued operation	—	$(0.02)	—	—	—	—	—

Net income per common share — diluted	$(0.47)	$(0.08)	$0.34	$0.16	$0.42	$0.12	$0.22

Weighted average number of common shares and equivalents:
Basic	7,072	15,394	17,544	19,231	19,815	19,671	20,341
Diluted	7,072	15,394	19,540	20,528	20,922	20,780	21,600

	September 30,	October 2,	September 30,	September 29,	September 28,	March 29,
	1998	1999	2000	2001	2002	2003

Balance Sheet Data:
Cash and cash equivalents	$2,756	$305	$1,857	$5,032	$12,097	$11,135
Working capital	5,654	12,584	23,378	27,884	35,469	36,502
Total assets	18,382	38,771	54,996	57,228	68,366	94,249
Total debt	2,332	7,414	8,354	1,518	—	6,000
Total liabilities	9,080	18,569	23,373	13,448	13,596	25,326
Total shareholders’ equity	9,302	20,202	31,623	43,780	54,770	68,923

(1)	On October 26, 1998, Bowmar merged with EDI, and in connection with the merger, Bowmar changed its name to White Electronic Designs Corporation.

(2)	On January 29, 2001, we completed the acquisition of Panelview and its results of operations are included from that date forward.

(3)	During the year ended September 29, 2001, we reserved or wrote-off $4.3 million of raw material and finished goods inventory with a corresponding charge to cost of sales primarily as a result of the slow-down in demand for our products in the communications industry.

(4)	On September 29, 2002, we adopted SFAS 142, which required us to discontinue the amortization of goodwill. See footnote 11 of the White Electronic Designs Corporation’s financial statement’s for the year ended September 28, 2002 included elsewhere in this prospectus.

(5)	On January 22, 2003, we completed the acquisition of IDS and its results of operations are included from that date forward.

(6)	In the first quarter of fiscal 1999, the proceeds from the prior year sale of assets of Crystallume, Inc., a subsidiary of EDI, were reduced and the loss recorded as discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

      We design, develop and manufacture innovative microelectronic and display components and systems for high technology products used in the military and commercial markets. Our microelectronic solutions include advanced semiconductor and state of the art multi-chip packages, as well as our proprietary process for applying anti-tamper security coating to mission critical semiconductor components used in military applications. Our display solutions include enhanced flat panel display products, interface devices and electromechanical assemblies. Our customers, which include military prime contractors in the United States and Europe as well as commercial OEMs, outsource many of their microelectronic and display components and systems to us because of our design, development and manufacturing capabilities.

      We were created as a result of the merger between Bowmar Instrument Corporation (“Bowmar”) and Electronic Designs, Inc. (“EDI”) in October 1998. At the time of the merger, Bowmar was a manufacturer of high reliability electronic components and interface and mechanical devices, mainly for military applications. EDI was a manufacturer of commercial microelectronic products for the communications and networking markets and also had a small ruggedized display business serving the military market. This merger provided us with a diversified platform to expand our product offerings within both the military and commercial markets.

      In order to complement our military display business, we acquired Panelview, Inc. (“Panelview”) in January 2001. Panelview was a designer and manufacturer of enhanced commercial flat panel display products. Following the acquisition, we consolidated our display operations into our Panelview subsidiary.

      In January 2003 we acquired IDS, a designer and manufacturer of membrane keypads, flexible circuits, sensors, control panels, printed circuit boards and handheld electronic devices. This acquisition allowed us to expand our interface device product offerings and our subsystem solutions capability and offer fully integrated system level solutions.

      Our fiscal year end is the Saturday nearest September 30. The majority of our sales to customers are recognized for financial statement purposes when products are shipped to customers. We also maintain reserves for warranty return expense based on normal return rates. In addition, we have reserves for potential credit losses. Based on historical experience, we believe we have adequate reserves to account for potential losses or adjustments.

      Our product and market diversification as well as our broad customer base have allowed us to maintain relative sales stability and profitability during the current economic downturn. Gross margins for sales of military products average approximately 50% while gross margins for sales of commercial products average approximately 20%. The following table shows our historical net sales by our two business segments and the markets they serve.

Net Sales in Thousands

	Fiscal Year Ended			Six Months Ended

	September 30,	September 29,	September 28,	March 30,	March 29,
	2000	2001	2002	2002	2003

Microelectronic Segment
Military Market	$27,015	$30,399	$35,322	$15,384	$20,498
Commercial Market	$47,274	$43,170	$15,009	$7,622	$8,194
Display Segment
Military Market	$13,306	$15,502	$13,126	$7,135	$5,253
Commercial Market	$0	$7,690	$27,001	$13,379	$18,297

Total Net Sales	$87,595	$96,761	$90,458	$43,520	$52,242

Percentage of Total

	Fiscal Year Ended			Six Months Ended

	September 30,	September 29,	September 28,	March 30,	March 29,
	2000	2001	2002	2002	2003

Microelectronic Segment
Military Market	31%	31%	39%	35%	42%
Commercial Market	54%	45%	17%	18%	12%
Display Segment
Military Market	15%	16%	15%	16%	10%
Commercial Market	0%	8%	30%	31%	35%

Total	100%	100%	100%	100%	100%

      We acquired IDS on January 22, 2003. From the date of acquisition through March 29, 2003, IDS contributed approximately $1.7 million to the commercial market of our microelectronic segment and approximately $3.4 million to the commercial market of our display segment. The foregoing information excludes IDS’ operating results for periods prior to the acquisition on January 22, 2003.

      At March 29, 2003 and March 30, 2002, the backlog for the microelectronic segment was $34.0 million and $27.9 million, respectively, and the backlog for the display segment as of those dates was $20.5 million and $19.0 million, respectively. We expect to ship approximately 78% and 83% of the March 29, 2003 microelectronic and display backlog, respectively, in fiscal year 2003. Included within our backlog as of March 29, 2003 is $5.9 million contributed by IDS.

Results of Operations

      The following table sets forth, for the periods indicated, certain operating data expressed as a percentage of net sales.

	Fiscal Year Ended			Six Months Ended

	September 30,	September 29,	September 28,	March 30,	March 29,
	2000	2001	2002	2002	2003

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	64.4	72.7	68.1	68.6	65.6

Gross profit	35.6	27.3	31.9	31.4	34.4
Selling, general and administrative	16.1	15.7	15.4	15.9	15.5
Research and development	5.7	5.5	4.7	4.9	5.0
Interest (income) expense, net	0.7	0.5	—	(0.1)	(0.1)
Amortization of goodwill and intangible assets	0.9	1.2	1.8	1.8	0.6

Total expenses	23.4	22.9	21.9	22.6	21.1

Income before income taxes	12.2	4.4	10.1	8.9	13.4

Net income	7.5%	3.4%	9.7%	5.5%	9.0%

Six Months Ended March 29, 2003 Compared to the Six Months Ended March 30, 2002

      Net Sales. Net sales consist of revenue generated from shipments of our products to our customers less provisions for returns and allowances. Net sales were $52.2 million for the six months ended March 29, 2003, an increase of $8.7 million, or 20%, from $43.5 million for the six months ended March 30, 2002. Net sales for the six months ended March 29, 2003 included $5.1 million from IDS.

•	Military sales in the microelectronic segment were $20.5 million for the six months ended March 29, 2003, an increase of $5.1 million, or approximately 33%, from $15.4 million for the six months ended March 30, 2002. The increase was primarily due to an increase in the number of parts sold and an increase in the average unit-selling price.

•	Commercial sales in the microelectronic segment were $8.2 million for the six months ended March 29, 2003, an increase of $0.6 million, or approximately 7% from $7.6 million for the six months ended March 30, 2002. Commercial sales in the microelectronic segment for the six months ended March 29, 2003 included $1.7 million from IDS, which offset a $1.1 million decrease in sales to the telecommunication and data communication markets.

•	Military sales in the display segment were $5.3 million for the six months ended March 29, 2003, a decrease of $1.8 million, or approximately 26%, from $7.1 million for the six months ended March 30, 2002. The decrease was due to our decision to focus our resources on commercial display sales.

•	Commercial sales in the display segment were $18.3 million for the six months ended March 29, 2003, an increase of $4.9 million, or approximately 37%, from $13.4 million for the six months ended March 30, 2002. The increase was primarily due to the inclusion of $3.4 million of sales from IDS.

      Approximately $7.2 million of display sales for the six months ended March 29, 2003 came from one customer, Garmin International Inc. (“Garmin”), accounting for approximately 14% of our total sales and 31% of total display segment sales for the six months ended March 29, 2003. Another display customer, General Electric Company (“General Electric”), accounted for approximately 8% of our total sales and 18% of display segment sales for the six months ended March 29, 2003. We expect our sales to Garmin and General Electric to decline over the next six months due to a shift in their manufacturing strategies.

We are continually working with both customers in developing new products. One of our microelectronic customers, Raytheon Company (“Raytheon”), accounted for approximately 5% of our total sales and 10% of our microelectronic sales for the six months ended March 29, 2003. No other customer accounted for more than 10% of segment or total sales for this period.

      For the six months ended March 29, 2003, IDS contributed sales of $5.1 million since its acquisition on January 22, 2003. Our sales historically have not been seasonal over the course of a year.

      Gross Profit. Gross profit is the result of net sales less material costs, compensation and manufacturing overhead costs. Gross profit was $18.0 million for the six months ended March 29, 2003, an increase of $4.3 million, or approximately 31%, from $13.7 million for the six months ended March 30, 2002. Gross margin as a percentage of sales was approximately 34% for the six months ended March 29, 2003, compared to approximately 31% for the six months ended March 30, 2002. For the six months ended March 29, 2003, IDS contributed $1.1 million in gross profit.

      Gross profit for the microelectronic segment was $12.8 million for the six months ended March 29, 2003, an increase of $4.0 million, or approximately 46%, from $8.8 million for the six months ended March 30, 2002. The majority of the increase in gross profit came from an increase in military sales in the microelectronic segment. Gross margin as a percentage of microelectronic segment sales was approximately 45% for the six months ended March 29, 2003, compared to approximately 38% for the six months ended March 30, 2002. The product mix in the microelectronic segment shifted to a greater number of military products, which have a higher selling price and higher gross margin than commercial products. Gross profit for the microelectronic segment for the six months ended March 29, 2003 included approximately $0.5 million from IDS.

      Gross profit for the display segment was $5.2 million for the six months ended March 29, 2003, an increase of $0.3 million, or approximately 5%, from $4.9 million for the six months ended March 30, 2002. Gross profit for the display segment for the six months ended March 29, 2003 included approximately $0.6 million from IDS. Gross margin as a percentage of display segment sales was approximately 22% for the six months ended March 29, 2003, compared to approximately 24% for the six months ended March 30, 2002. This change was primarily due to a decrease in sales of military components, which typically carry a higher gross margin than commercial displays and components.

      We anticipate that gross margins as a percentage of sales after the inclusion of IDS will decrease slightly as IDS sells primarily into commercial markets. IDS’ gross margins have historically been consistent with our commercial gross margins.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist mainly of compensation expense, selling expenses, such as commissions, information technology expenses and corporate administrative expenses. Selling, general and administrative expenses were $8.1 million for the six months ended March 29, 2003, an increase of $1.2 million, or approximately 17%, from $6.9 million for the six months ended March 30, 2002. This increase was due to a $0.7 million increase in general and administrative expenses and an increase in selling expenses of $0.5 million over the comparable period mainly because of higher commission and payroll expenses due to an increase of salespersons.

      Selling, general and administrative expenses as a percentage of sales remained flat at approximately 16% for the six months ended March 29, 2003 and March 30, 2002. IDS contributed approximately $0.2 million of general and administrative expenses and approximately $0.3 million of selling expenses for the six months ended March 29, 2003. IDS’ selling, general and administrative expenses as a percentage of sales have historically been consistent with our selling, general and administrative expenses. As a result, we expect selling, general and administrative expenses as a percentage of sales to remain consistent following the addition of IDS.

      Research and Development Expenses. Research and development expenses consist primarily of compensation for our engineering personnel, consulting expenses and project materials. Research and development expenses were $2.6 million for the six months ended March 29, 2003, an increase of

$0.5 million, or approximately 23%, from $2.1 million for the six months ended March 30, 2002. This increase was attributable to an increase in research and development expenses of $0.3 million in the microelectronic segment and $0.2 million in the display segment. The six months ended March 29, 2003, included $0.2 million of research and development expenses for IDS. As a percentage of sales, research and development expenses have remained consistent and average approximately 5% of sales. We are committed to research and development of new and existing products and expect research and development expenses to remain at approximately the same percentage of sales in the future following the addition of IDS.

      Ongoing product development projects for the microelectronic segment include new packaging designs for memory products to include synchronous dynamic random access memory and synchronous static random access memory, along with microprocessor modules and ball grid array products; continuing development of anti-tamper technology for microelectronic products; and qualification of new semiconductor products. Ongoing product development projects for the display segment include glass lamination process technology and square glass display products.

      Interest Expense. Interest expenses consist of interest expense on our long-term debt. Interest expense was $44,000 for the six months ended March 29, 2003, an increase of $17,000 from $27,000 for the six months ended March 30, 2002. Interest expense for the six months ended March 30, 2002 related to the outstanding balance on our term loan, which was paid off during fiscal year 2002. Interest expense for the six months ended March 29, 2003 related to our assumption of approximately $6.9 million of debt in connection with the acquisition of IDS. We intend to use a portion of the proceeds of this offering to pay off the debt related to our acquisition of IDS.

      Interest Income. Interest income consists of interest earned on our cash balances in various types of interest bearing accounts. Interest income was $109,000 for the six months ended March 29, 2003, an increase of $36,000 compared to $73,000 for the six months ended March 30, 2002. This increase was attributable to the increase in cash equivalents between periods primarily as a result of the reinvestment of cash flows from operations.

      Amortization of Goodwill and Intangible Assets. We adopted the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, on September 29, 2002 and discontinued amortizing goodwill. Therefore, amortization expense for the six months ended March 30, 2002 included $0.7 million of goodwill, while there was no goodwill amortization expense taken for the six months ended March 29, 2003.

      We treated the acquisition of IDS as a purchase under SFAS No. 141, Business Combinations (SFAS 141), and we have accounted for the related goodwill and intangible assets in accordance with SFAS No. 142. Intangible asset amortization expense for the six months ended March 29, 2003 totaled $0.3 million; approximately $43,000 of that amount is attributable to intangible assets relating to the EDI/ Bowmar merger, while the rest relates to IDS intangible assets.

      Income Taxes. Income tax expense consists of current and deferred federal and state income taxes. Income tax expense was $2.3 million for the six months ended March 29, 2003, compared to $1.5 million for the six months ended March 30, 2002. The effective tax rate was approximately 33% for the six months ended March 29, 2003, compared to approximately 38% for the six months ended March 30, 2002. This decrease was principally due to the impact of research and experimentation credits and extra-territorial exclusion deductions for foreign sales.

Fiscal Year Ended September 28, 2002 Compared to Fiscal Year Ended September 29, 2001

      Net Sales. Net sales were $90.5 million for fiscal year 2002, a decrease of $6.3 million, or approximately 6.5%, from $96.8 million for fiscal year 2001.

•	Military sales in the microelectronic segment were $35.3 million for fiscal year 2002, an increase of $4.9 million, or approximately 16%, from $30.4 million for fiscal year 2001. Sales of products with our newly developed anti-tamper technology totaled approximately $2.2 million in fiscal year

2002, while fiscal year 2001 did not have any such sales, as this process technology was still under development. The increase in military sales was also attributable to a higher volume of high-density, multi-chip packages used in domestic and international defense and avionics applications.

•	Commercial sales in the microelectronic segment were $15.0 million for fiscal year 2002, a decrease of $28.2 million, or approximately 65%, from $43.2 million for fiscal year 2001. The decrease was directly related to the decline in the telecommunications and data communications markets, which began in the third quarter of fiscal year 2001. Cisco Systems and Lucent Technologies, customers that accounted for approximately 21% of microelectronic segment sales during fiscal year 2001, accounted for less than 1% of sales for the microelectronic segment in fiscal year 2002. The sales to Cisco Systems and Lucent Technologies in fiscal year 2001 occurred during the first two quarters of that year and were based on orders booked in fiscal year 2000. The decline from these two customers accounted for half of the $28.2 million decrease in commercial microelectronic sales over the comparable periods, while the remaining decrease was attributable to lower purchases by other telecommunications and data communications customers.

•	Military sales in the display segment were $13.1 million for fiscal year 2002, a decrease of $2.4 million, or approximately 15%, from $15.5 million for fiscal year 2001. This decrease was due to our decision to focus our resources on commercial display sales.

•	Commercial sales in the display segment were $27.0 million for fiscal year 2002, an increase of $19.3 million, or approximately 251%, from $7.7 million for fiscal year 2001. The majority of the increase of commercial display sales was attributable to an increase of $17.5 million in sales to General Electric and Garmin, resulting from the introduction of new medical and global positioning system products.

      Excluding the sales to General Electric and Garmin, sales to other commercial display product customers increased $1.4 million in fiscal year 2002 as compared to fiscal year 2001. The increase is due to the fact that fiscal year 2002 includes twelve months of Panelview net sales while fiscal year 2001 only includes eight months of Panelview net sales, since the acquisition of Panelview occurred in January 2001. The additional four month period of October 2001 through January 2002 in fiscal year 2002 accounted for $1.8 million in net sales. Therefore, sales of commercial products to customers excluding General Electric and Garmin actually decreased approximately $0.4 million during the comparable period of February through September 2002 versus the same period in 2001.

      Sales of commercial display products will continue to be dependent on the activities of General Electric and Garmin and the strength of their markets over the coming year. Sales of commercial display products to other customers are dependent on general economic conditions and our ability to penetrate other markets with enhanced viewing displays.

      Gross Profit. Gross profit was $28.9 million for fiscal year 2002, an increase of $2.5 million, or approximately 9%, from $26.4 million for fiscal year 2001. Gross margin as a percentage of sales was approximately 32% for fiscal year 2002, compared to approximately 27% for fiscal year 2001.

      Gross profit for the microelectronic segment was $19.8 million for fiscal year 2002, an increase of $0.9 million, or approximately 5%, from $18.9 million for fiscal year 2001. Gross margin as a percentage of microelectronic segment sales was approximately 39% for fiscal year 2002, compared to approximately 26% for fiscal year 2001. This increase was due to an increase in military sales in the microelectronic segment and a significant decrease in sales in the commercial segment. Military products had significantly higher average selling prices and gross margins than commercial products.

      During fiscal year 2001, based on severe declines in the communications industry, we identified $6.2 million of inventory that did not have a forecasted demand for usage. We provided a reserve of $3.0 million against this inventory in fiscal year 2001 based on our estimates of the parts most likely to go unused. An additional $1.3 million of raw materials and finished goods inventory was written off with a charge to cost of sales in fiscal year 2001 because of poor yields or obsolescence. These inventory charges of approximately $4.3 million represented 4% of net sales for fiscal year 2001.

      During fiscal year 2002, approximately $0.4 million of the inventory identified in fiscal year 2001 was written off and charged against the reserve. The amount of inventory in this excess category gradually decreased to approximately $2.5 million from $6.2 million, as of September 28, 2002. As this excess inventory was used, it was charged through cost of sales when it shipped. During this time, we completed quarterly inventory reviews and determined that a raw material reserve of approximately $2.1 million was still needed to account for possible inventory obsolescence of these remaining parts because of their age and lack of usage. Also during this period, an additional $0.4 million of finished goods items were identified as slow moving and were reserved. These additional items require us to maintain a $2.4 million reserve for raw materials and finished goods. In fiscal year 2002, these activities did not have a material impact on gross margins and operating results.

      Gross profit for the display segment was $9.1 million for fiscal year 2002, an increase of $1.6 million, or approximately 21%, from $7.5 million for fiscal year 2001. Gross margin as a percentage of display segment sales was approximately 23% for fiscal year 2002, compared to approximately 32% for fiscal year 2001. This decrease was primarily due to significantly higher commercial display sales over the comparable period which have a much lower gross margin than military display sales.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13.9 million for fiscal year 2002, a decrease of $1.3 million, or approximately 8%, from $15.2 million for fiscal year 2001. This decrease was attributable to decreased selling expenses in the microelectronic segment of $2.4 million due to lower commission expense on lower sales, a reduction of administrative personnel and a reduction in spending. This decrease was offset by an increase of $1.0 million in display segment selling expenses, which was attributable to higher commission expense and an increase of sales personnel. Total commission expense was $2.9 million for fiscal year 2002, a decrease of $1.1 million, or approximately 28%, from $4.0 million for fiscal year 2001.

      Research and Development Expenses. Research and development expenses were $4.3 million for fiscal year 2002, a decrease of $1.0 million, or approximately 20%, from $5.3 million for fiscal year 2001. As a whole, our research and development expenses were approximately 5% of sales for fiscal year 2002, compared to approximately 6% of sales for fiscal year 2001. This decrease was primarily due to fewer commercial products under development in the microelectronic segment.

      During fiscal year 2001, we began product development on anti-tamper technology for certain microelectronic devices in the military market. The anti-tamper technology development was completed by the end of fiscal year 2001, and the process went into production at the start of fiscal year 2002. Therefore, fiscal year 2001 included $0.3 million of product development expenses for anti-tamper technology.

      Display segment research and development expenses were $1.3 million for fiscal year 2002, as compared to $1.2 million for fiscal year 2001. This increase was a result of a number of new engineers hired during the last part of fiscal year 2002 to expand display coating and enhancement technologies.

      Interest Expense. Interest expense was $0.1 million for fiscal year 2002, a decrease of $0.4 million, or approximately 70%, from $0.5 million for fiscal year 2001. Interest expense during fiscal year 2001 was incurred on our line of credit and a term loan. The line of credit was paid off during the third quarter of fiscal year 2001 and was not used during fiscal year 2002. The term loan was paid off during the second quarter of fiscal year 2002. Two additional loans totaling $3.1 million were obtained for the purchase of capital equipment during the second quarter of fiscal year 2002. Both loans were paid off during the fiscal year ended September 2002.

      Interest Income. Interest income was $0.2 million for fiscal year 2002, compared to $11,000 for fiscal year 2001. This increase was attributable to the reinvestment of cash flows from operations in an interest-bearing money market account after we paid off our line of credit during the third quarter of fiscal year 2001.

      Amortization of Goodwill and Intangible Assets. Amortization expense was $1.6 million for fiscal year 2002, an increase of $0.5 million, or approximately 39%, from $1.1 million for fiscal year 2001. Fiscal year 2001 included eight months of amortization expense for the Panelview acquisition, while fiscal year

2002 included twelve months of amortization expense. Thus, the $0.4 million difference of amortization relates to the four additional months of Panelview amortization in fiscal year 2002. Both years had amortization expense of $0.3 million relating to the EDI/ Bowmar merger which occurred in fiscal year 1999.

      Income Taxes. During the fourth quarter of fiscal year 2002, we reduced our valuation allowance of approximately $1.7 million related to net operating loss carry forwards, as we believe it is more likely than not that we will realize a benefit for the related deferred tax asset. We also reversed approximately $1.1 million of tax reserves that had been recorded in previous years. An additional $0.3 million of tax benefit was also recorded in the fourth quarter of fiscal year 2002 to recognize extra-territorial exclusion deductions for foreign sales this fiscal year. In total, a tax benefit of approximately $3.1 million attributable to the items mentioned above was recorded during the quarter ended September 28, 2002, reducing the annual tax liability to $0.4 million and reducing the applied 38% tax rate to an effective rate of 4% for the year.

Fiscal Year Ended September 29, 2001 Compared to Fiscal Year Ended September 30, 2000

      Net Sales. Net sales were $96.8 million for fiscal year 2001, an increase of $9.2 million, or approximately 10%, from $87.6 million for fiscal year 2000.

•	Military sales in the microelectronic segment were $30.4 million for fiscal year 2001, an increase of $3.4 million, or approximately 13%, from $27.0 million for fiscal year 2000. This increase was caused by a general increase in spending for the electronic components used in defense systems.

•	Commercial sales in the microelectronic segment were $43.2 million for fiscal year 2001, a decrease of $4.1 million, or approximately 9%, from $47.3 million for fiscal year 2000. Sales of commercial components were hurt by the slowdown in the communications and network equipment industry during 2001. Many of our customers experienced excess inventories when demand for their products slowed in early 2001. This excess inventory caused many of those customers to dramatically reduce their orders for our products, causing sales for the second half of fiscal year 2001 to be approximately 55% lower than the first half.

•	Military sales in the display segment were $15.5 million for fiscal year 2001, an increase of $2.2 million, or approximately 17%, from $13.3 million for fiscal year 2000. This increase was caused by increased activity in the defense industry, as well as new sales to industrial customers needing ruggedized products for outdoor use.

•	Commercial sales in the display segment were $7.7 million for fiscal year 2001. Until our acquisition of Panelview in January 2001, we did not generate sales in the commercial market of the display segment. These sales were due to the inclusion of Panelview’s $7.7 million of sales in fiscal year 2001.

      Gross Profit. Gross profit was $26.4 million for fiscal year 2001, a decrease of $4.8 million, or approximately 15%, from $31.2 million for fiscal year 2000. Gross margin as a percentage of sales was approximately 27% for fiscal year 2001, compared to approximately 36% for fiscal year 2000.

      Gross profit for the microelectronic segment was $18.9 million for fiscal year 2001, a decrease of $6.8 million, or approximately 26.4%, from $25.7 million for fiscal year 2000. Gross margin as a percentage of microelectronic segment sales was approximately 26% for fiscal year 2001, compared to approximately 35% for fiscal year 2000.

      During the second quarter of fiscal year 2001, based on numerous order cancellations and a severe decrease in demand for our products used in the communications industry, we reviewed the major inventory items in raw materials that did not have a forecasted demand for usage. Approximately $6.2 million of inventory was identified that fell into this category. Of that $6.2 million of inventory, we identified items that were not expected to be used within the next twelve months and would probably become obsolete over that period. We reserved $3.0 million against this inventory based on our estimates of the parts most likely to go unused. During fiscal year 2001, approximately $0.8 million of the identified inventory was written off and charged against the reserve. In addition to the $3.0 million reserve, approximately $1.3 million of additional inventory was written off during that quarter because of poor yields or obsolescence. These inventory charges of approximately $4.3 million represented 4% of net sales for fiscal year 2001.

      Fiscal year 2001 was also a period of rapidly falling prices for some electronic memory components. This downward pricing pressure made it difficult to maintain margins for commercial microelectronic components. Gross margin as a percentage of commercial microelectronic sales for fiscal year 2001 totaled approximately 14% after the previously mentioned $4.3 million inventory charge, a decrease from approximately 32% of net sales in fiscal year 2000. This decline in commercial microelectronic gross margin was partially offset by an increase in military microelectronic gross margin for fiscal year 2001 compared to fiscal year 2000.

      Gross profit for the display segment was $7.5 million for fiscal year 2001, an increase of $2.0 million, or approximately 36.3%, from $5.5 million for fiscal year 2000. Gross margin as a percentage of display segment sales was approximately 32% for fiscal year 2001, compared to approximately 41% for fiscal year 2000. The decline in gross margin as a percentage of display segment sales was mainly a result of the inclusion of Panelview commercial display products that traditionally have lower margins than military display products.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $15.2 million for fiscal year 2001, an increase of $1.1 million, or approximately 8%, from $14.1 million for fiscal year 2000. This increase was due to the addition of expenses incurred by our Panelview subsidiary, as well as an increase in corporate headcount, an increase in general corporate expenses such as legal, information services, accounting and insurance expenses, and because of the installation of a new enterprise software platform.

      Research and Development Expenses. Research and development expenses were $5.3 million for fiscal year 2001, an increase of $0.3 million, or approximately 6%, from $5.0 million for fiscal year 2000. The main source of this increase was due to product development expenses of approximately $0.3 million associated with the development of anti-tamper technology for microelectronic products.

      Interest Expense. Interest expense was $0.5 million for fiscal year 2001, a decrease of $0.1 million, or approximately 20%, from $0.6 million for fiscal year 2000. Interest expense during fiscal year 2001 was incurred on our line of credit and a term loan. Borrowings against the line of credit declined during the third and fourth quarters of fiscal year 2001 due to increased cash flow because of collection of accounts receivable, a reduction of inventory purchases and a reduction of payroll due to a decreased headcount. Interest rates in fiscal year 2001 decreased significantly as compared to fiscal year 2000 with averages for the twelve month period dropping to 7.98% from 8.9% and quarterly averages declining to 6.67% from 9.20%.

      Interest Income. Interest income was $11,000 for fiscal year 2001, compared to no interest income for fiscal year 2000. This interest income was attributable to the reinvestment of cash flows from operations in an interest-bearing money market account after we paid off our line of credit during the third quarter of fiscal year 2001.

      Amortization of Goodwill and Intangible Assets. Amortization expense was $1.1 million for fiscal year 2001, an increase of $0.3 million, or approximately 52%, from $0.8 million for fiscal year 2000. The amortization expense for fiscal year 2000 included $0.5 million of goodwill expense associated with the EDI/ Bowmar merger. That intangible asset was fully amortized as of September 2000. Fiscal year 2001 included eight months of amortization expense totaling $0.9 million for the Panelview acquisition that occurred January 29, 2001.

      Income Taxes. Income tax expense decreased from $4.1 million in fiscal year 2000 to $1.0 million in fiscal year 2001 primarily as a result of lower pre-tax income as well as the impact of federal and state income tax credits earned during fiscal year 2001. Our effective income tax rate was 23.0% in fiscal year

2001 compared to 38.6% in fiscal year 2000 with the decrease primarily attributable to the impact of the previously mentioned income tax credits offset by nondeductible goodwill amortization expense relating to the Panelview acquisition.

Quarterly Results of Operations

      We have prepared the following table on a basis consistent with the audited consolidated financial statements included in this prospectus and, in the opinion of management, this chart includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data.

	Quarters Ended

	June 30,	Sept 29,	Dec 29,	Mar 30,	June 29,	Sept 28,	Dec 28,	Mar 29,
	2001	2001	2001	2002	2002	2002	2002	2003

	(in thousands)
Net sales	$22,087	$21,379	$21,365	$22,155	$23,204	$23,734	$23,604	$28,638
Cost of sales	14,886	14,638	14,557	15,279	15,855	15,868	15,171	19,081

Gross profit	7,201	6,741	6,808	6,876	7,349	7,866	8,433	9,557
Selling, general and administrative	3,463	3,942	3,433	3,490	3,693	3,323	3,993	4,119
Research and development	1,413	1,116	1,119	1,024	1,006	1,115	1,193	1,446
Interest (income)/expense, net	102	16	(7)	(39)	7	20	(65)	1
Amortization of goodwill and intangible assets	393	392	393	398	399	398	21	277

Income before income taxes	1,830	1,275	1,870	2,003	2,244	3,011	3,291	3,714
Provision for income taxes	780	(355)	807	676	843	(1,938)	1,061	1,244

Net income	$1,050	$1,630	$1,063	$1,327	$1,401	$4,949	$2,230	$2,470

      We maintained consistent net sales on a quarterly basis from the quarter ended June 30, 2001 to the quarter ended December 28, 2002, ranging from $21.4 million to $23.7 million. In the quarter ended March 29, 2003, net sales increased to $28.6 million primarily as a result of the $5.1 million contribution from IDS.

      The income tax benefit recognized in the fourth quarter of fiscal year 2002 related to the net effect of the previously mentioned release of the valuation allowance and reversal of other tax reserves, offset by the income tax provision for the quarter.

      Our business has not historically been seasonal in nature. With the acquisition of IDS, we may experience some seasonality in connection with sales of our consumer goods products. For those products, we may experience an increase in sales during the time leading up to the holiday selling season.

Liquidity and Capital Resources

      Cash on hand as of March 29, 2003 totaled $11.1 million. Capital expenditures for the period were approximately $1.0 million.

      Accounts receivable increased $5.4 million from fiscal year 2002, including $4.8 million of IDS accounts receivable. The current accounts receivable balance of $20.3 million represents 71% of the current quarterly sales rate and is higher than the 63% ratio at September 28, 2002. The increase is due to increased March shipments compared to September 2002 shipments, as 60% of the quarterly sales for the second quarter of fiscal year 2003 shipped in March, compared to 48% in September 2002.

      Inventories increased from $16.1 million at September 28, 2002 to $17.0 million at March 29, 2003 due to the net impact of a $2.4 million increase resulting from the IDS acquisition offset by increased sales during the last month of the second quarter of fiscal year 2003 compared with the last month of the fourth quarter of fiscal year 2002.

      Accounts payable and accrued expenses as of March 29, 2003, were $5.0 million higher than at the end of fiscal 2002. This increase includes $3.4 million of IDS accounts payable and accrued expenses. An increase of accounts payable and accrued expenses, exclusive of the liabilities assumed, produced a cash source of $2.2 million for the six months ended March 29, 2003.

      Capital expenditures for the six months ended March 29, 2003, totaled approximately $1.0 million. Approximately $0.7 million was spent on production equipment for the microelectronic manufacturing facilities. The remaining capital expenditure funds were spent on computer equipment and leasehold improvements for both the microelectronic and display divisions.

      We have a $12.0 million revolving line of credit with Bank One, which was increased from $8.0 million in March 2003. Borrowings under the line of credit bear interest at either LIBOR plus 1.5% or the Bank One prime rate. The line of credit matures on March 28, 2004. We borrowed $6.1 million on the line of credit in the second quarter of 2003 to pay off the assumed long-term debt from our acquisition of IDS. The funds were drawn temporarily on the credit line until a term loan was obtained. A term loan in the amount of $6.0 million was obtained on March 13, 2003 from Bank One, the proceeds were used to repay borrowings on the line of credit. The term loan bears interest at LIBOR plus 1.5% and matures in March 2008. As of the end of March 2003, a balance of $128,000 remained on the credit line at an annual interest rate of 4.25%.

      We are in compliance with all debt covenant requirements of the loan agreements. We believe that our existing liquidity sources, including our expected cash flows from operations, our existing cash reserves, our existing credit facilities and other financing sources, will satisfy our cash requirements for at least the next twelve months.

      We intend to use a portion of the proceeds of this offering to pay off the debt that we assumed in connection with our acquisition of IDS. The remaining amount of proceeds we expect to use for potential future acquisitions and general corporate purposes, including research and development.

      The following table sets forth our contractual cash obligations:

Contractual Cash Obligations In Thousands

	Payments Due by Period as of March 29, 2003

	Total	1 year	2-3 years	4-5 years	After 5 years

Long-term debt	$6,000	$400	$800	$800	$4,000
Capital lease obligations	81	12	50	19	—
Operating leases	6,517	877	2,592	2,332	716
Other long-term obligations	—	—	—	—	—

Total Contractual Cash Obligations	$12,598	$1,289	$3,442	$3,151	$4,716

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reported period. Actual results could differ from those estimates. The most significant accounting estimates inherent in the preparation of our consolidated financial statements include the following items:

•	Inventory represents a significant portion of our assets. Historically, we have experienced fluctuations in the demand for our products based on cyclical fluctuations in the microelectronic and display markets. These fluctuations in demand may cause our inventory on hand to lose value or become obsolete. Therefore, in order to present the appropriate inventory value on our financial statements, we identify slow moving or obsolete inventories and record provisions to write down such inventories to net realizable value. These provisions are based on management’s comparison of the value of inventory on hand against expected future sales. If actual sales are less favorable than those estimated by management, additional inventory write-downs may be required.

•	We estimate potential warranty obligations for our products based on annual product sales and historical customer product return data. Based on this data, we record warranty reserves to estimate the expense needed to account for the estimated cost of product returns.

•	We adopted the provisions of SFAS 142 on September 29, 2002, and discontinued the amortization of goodwill. At that date, we identified our reporting units, and allocated such assets and liabilities to such reporting units. We completed the first step of our impairment test, by comparing the estimated fair value of the reporting unit with the carrying amount. The fair value of the reporting unit was determined using a discounted cash flow model with a long-term growth rate of 5%, and a discount rate of 15%. The fair value of the reporting unit exceeded the carrying value, therefore an impairment of the goodwill was not indicated, and completion of the second step was not required.

•	We follow accounting standard SFAS 109, Accounting for Income Taxes. This standard requires us to recognize a deferred tax asset for the reduction of income taxes that will be applied using previous years’ operating loss carry forwards. The ability to recognize this asset is based on the expectations that we will be profitable in future periods. If these estimated future profits do not occur, we may not be able to use our operating loss carry forwards and the asset will become impaired. If the deferred tax asset becomes impaired, a charge will need to be taken through the income statement.

Recently Enacted Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the “Standards.” SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combination. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142, we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested at least annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

      Under SFAS No. 142, goodwill is evaluated for potential impairment on an annual basis or whenever circumstances indicate that an impairment may have occurred, using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing the goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting units goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting units carrying amount exceeds its estimated fair value, the second step must be performed to measure the amount of the goodwill impairment loss, if any. The second step compares the implied fair value of the reporting units goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company performs its annual impairment analysis during the fourth quarter of each year.

      The Company adopted SFAS 142 effective September 29, 2002 and discontinued amortization of goodwill as of that date. During the first quarter of fiscal 2003, the Company identified its reporting unit with goodwill (Panelview), and completed the first step impairment test as of September 29, 2002. As no impairment was identified by the first step test, completion of the second step test was not required. The fair value of the Panelview reporting unit was determined using the discounted cash flow model using a growth rate of 5% and a discount rate of 15%.

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. Under this standard, asset retirement obligations will be recognized when incurred at their estimated fair value. In addition, the cost of the asset retirement obligation will be capitalized as a part of the assets carrying valued and depreciated over the assets remaining useful life. The Company adopted SFAS No. 143 effective September 29, 2002, and the adoption did not impact its financial condition or results of operations.

      The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective September 29, 2002. SFAS No. 144 requires that all long-lived assets (including discontinued operations) that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company’s adoption of SFAS No. 144 did not impact its financial condition or results of operations.

      In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements and excludes extraordinary item treatment for gains and losses associated with the extinguishment of debt that do not meet the Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions criteria. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 145 also amends FASB Statement No. 13, Accounting for Leases and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS No. 145 effective September 29, 2002 and the adoption did not impact its financial condition or results of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated by the Company after December 31, 2002.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment to FAS 123. SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in annual and interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Company’s fiscal year 2003. The interim disclosure requirements are effective for the second quarter of fiscal year 2003. The Company has no plans to change to the fair value based method of accounting for stock-based employee compensation.

      In November 2002, the FASB issued Interpretation No. 45 (FIN No. 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately. The Company does not expect the adoption of FIN No. 45 to have a material effect on its financial condition or results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied to the first interim or annual period beginning after June 15, 2003. Additionally, certain transitional disclosures are required immediately if it is reasonably possible that the Company will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective. The Company does not expect the adoption of FIN No. 46 to have a material effect on its financial condition or results of operations.

BUSINESS

General

      We design, develop and manufacture innovative microelectronic and display components and systems in high technology products for military and commercial markets. Our microelectronic solutions include advanced semiconductor and state of the art multi-chip packages, as well as our proprietary process for applying anti-tamper security coating to mission critical semiconductor components used in military applications. Our display solutions include enhanced flat panel display products, interface devices and electromechanical assemblies. Our customers, which include military prime contractors in the United States and Europe as well as commercial OEMs, outsource many of their microelectronic and display components and systems to us because of our design, development and manufacturing capabilities.

      We were created as a result of the merger between Bowmar and EDI in October 1998. At the time of the merger, Bowmar was a manufacturer of high reliability electronic components and interface and mechanical devices, mainly for military applications. EDI was a manufacturer of commercial microelectronic products for the communications and networking markets and also had a small ruggedized display business serving the military market. This merger provided us with a diversified platform to expand our product offerings within both the military and commercial markets.

      In order to complement our military display business, we acquired Panelview in January 2001. Panelview was a designer and manufacturer of enhanced commercial flat panel display products. Following the acquisition, we consolidated our display operations into our Panelview subsidiary.

      In January 2003 we acquired IDS, a designer and manufacturer of membrane keypads, flexible circuits, sensors, control panels, printed circuit boards and handheld electronic devices. This acquisition allowed us to expand our interface device product offerings, enhance our subsystem solutions capability and offer fully integrated system level solutions.

Industry Background and Market Opportunities

      Trend Toward Outsourcing. We believe that the trend toward outsourcing is continuing across a wide range of industries and that an increasing number of military prime contractors and commercial OEMs are outsourcing their component, subsystem, system and manufacturing requirements. Outsourcing frequently permits a more efficient process, lower manufacturing costs and shortened product development times. By outsourcing, companies focus their resources on core competencies, such as product design, sales, marketing and distribution. Outsourcing allows companies to gain specialized skills, improve inventory management, and lower capital equipment investments. In addition, we believe that military prime contractors and commercial OEMs are increasingly outsourcing to a more select group of high quality suppliers with broader capabilities in order to avoid inefficiencies of managing too many suppliers.

      Increasing Military Spending and Expanded Deployment of Electronics in Military Markets. The recent trend for rapid increased military spending continues. In February 2003, President Bush proposed to Congress a fiscal year 2004 defense budget of approximately $380 billion, reflecting a 4% increase over the fiscal year 2003 defense budget. Additionally, the Bush Administration projects the defense budget will increase approximately $20 billion annually over the next five years, with a projected defense budget of $483 billion by 2009.

      As part of the increasing defense budget, an emphasis is being placed on electronics to provide more sophisticated weaponry and to better equip the military. The recent war in Iraq demonstrated this increased reliance on high technology. According to the Government Electronics and Information Technology Association, military electronic content spending could grow from $29 billion in fiscal 2003 to $41 billion in 2013. To meet stringent military specifications for high reliability, suppliers of electronics must incorporate greater functionality while reducing size. For example, the military is procuring a weapons modification kit that converts existing munitions into precision guided munitions. To develop these kits, electronic manufacturers must provide highly reliable electronic content in a confined space, in part through innovative semiconductor packaging. According to United States military estimates, purchases of these types of weapons modifications kits are projected to be approximately 236,000 units by 2007, totaling approximately $4.7 billion.

      In addition, flat panel displays are increasingly being deployed in combat aircraft, ground vehicles and global positioning systems to display military information. Many of these applications require keyboard, mechanical and display interfaces that are rugged, compact, and durable. For example, the military is procuring defense advanced global positioning system receivers, or DAGRs, handheld devices used by soldiers that incorporate a keypad, electronics and a display in one system. According to United States military estimates, the United States military is expected to purchase approximately 188,000 DAGR units over the next decade.

      Outsourcing Growth in the Military Market. In the military market, prime contractors are responsible for the management of large, often complex programs as contracted by the Department of Defense. The cost of failure in these programs can be extremely high, the manufacturing requirements are typically complex and products are produced in relatively small quantities. Therefore, outsourcing the design and manufacturing of subsystems and systems to companies with specialized skills in the military market is increasing. Companies that provide these services are required to maintain and adhere to a number of strict certifications, security clearances, and traceability standards that are often quite comprehensive. As a result, there is a select group of suppliers qualified to provide outsourced solutions to this market.

      Anti-Tamper Protection for Electronics. With the increasing reliance on military electronics and the risk that unauthorized reverse engineering of such electronics could provide unauthorized access to technology and information, the United States is implementing requirements to prevent unauthorized access to proprietary technology. Anti-tamper technology has been mandated by the United States government and is currently being developed by a limited number of companies. Each of these companies have developed proprietary processes based on this technology.

      Increasing Commercial Demand for Enhanced Display Products. According to Data Analysis Group, the market for flat panel displays is expected to grow approximately 90% from $26.0 billion in 2001 to $49.4 billion in 2005. The applications for flat panel displays include notebook PCs, desktop monitors, televisions, cellular phones and vehicles, as well as other emerging applications.

      Commercially available flat panel displays are typically standardized products manufactured in large volumes and intended primarily for traditional indoor and office use. Such displays are not designed to withstand heavy or continual vibration or hot and cold temperature extremes. Off-the-shelf displays also have narrow viewing angles and insufficient backlighting to make them bright enough to read in bright light conditions. We believe there is a growing need for the enhancement of off-the-shelf flat panel displays to meet the needs of more demanding applications.

Our Solution

      We design, develop and manufacture innovative microelectronic and display solutions for high technology products used in military and commercial markets. Our unique design, engineering expertise and traditional outsource manufacturing capabilities enable our customers to simplify and more efficiently manage the manufacturing process, shorten the time to market, reduce costs and improve component compatibility.

      Microelectronic Solutions. We address both military and commercial market opportunities with advanced semiconductor packaging and microelectronic modules and assemblies. Our microelectronic products generally provide our customers with the following advantages over standard technology:

•	significant space savings and size advantages;

•	improved power performance; and

•	improved component compatibility.

      In addition, we are one of a limited number of manufacturers licensing anti-tamper technology for microelectronic products, and have developed a proprietary process for applying anti-tamper security coating for mission critical semiconductor components in military applications. We believe our process offers greater scalability and yields than those of our competitors.

      Display Solutions. Our display solutions include enhanced flat panel display products, interface devices and electromechanical assemblies. We enhance standard flat panel displays using patented, proprietary and commercially available technology. Our enhanced display products offer several benefits, including:

•	increased visibility in bright light conditions;

•	ability to withstand heavy vibration and extreme temperatures; and

•	expanded viewing angles.

      Additionally, we combine various display, keyboard and other components and their supporting electronics into fully integrated solutions for our customers.

Our Strategy

      Our objective is to grow our earnings by designing, developing and manufacturing innovative products and solutions that address our customers’ needs. The key elements of our strategy are to:

           Further Integrate Capabilities to Grow System and Subsystem Level Solutions Sales. We have a long-standing reputation for providing excellent design and manufacturing services and innovative products. We believe our recent acquisition of IDS will allow us to significantly expand our current product offerings by integrating various microelectronic, display, interface components and their supporting electronics into fully integrated solutions. We intend to leverage IDS’ capabilities with our strong customer relationships to grow our existing outsource solutions sales and facilitate our entry into new product markets with larger sales potential.

           Target Military Market Opportunities. Within the military market, we focus our resources on high technology products in areas where we believe government funding is likely to increase or remain stable. In particular, we are focused on programs with increasing electronic content and we believe that the projected broader deployment of microelectronic products will lead to an increase in military spending on these programs. Because of our extensive government contracting experience, we have developed strong relationships with military prime contractors and our products are selected for inclusion on some of the most significant military programs. We intend to leverage these relationships and our reputation with military prime contractors to grow our component products sales and provide additional systems and subsystems for significant military programs.

           Capitalize on the Growing Demand for Secure Electronics. We are a leader in anti-tamper process technology for microelectronic products, which is now mandated for certain technologically advanced military equipment. Our anti-tamper protection was developed to prevent reverse engineering of electronic circuits and unauthorized access to information stored on such circuits. As military and defense entities expand the deployment of technology and electronics across their activities and fulfill mandates to protect such sensitive technology and data, we expect demand for anti-tamper process products to increase. Additionally, we intend to target certain commercial markets that deal with highly sensitive confidential data, such as gaming and financial services, where electronic products need protection from unauthorized access.

      Utilize our Technological and Manufacturing Expertise to Increase Sales of our Display Products. We have developed glass lamination and film application processes to improve the viewing performance of liquid crystal displays. We also have the expertise to enhance thousands of delicate glass displays at our manufacturing facility each year with minimal product losses. We believe that the market for enhanced displays will continue to grow and that we are well positioned to benefit from this growth due to our technical and manufacturing expertise. In order to drive new opportunities in this market, we are leveraging existing commercial OEM relationships, targeting commercial OEM relationships in additional markets where we believe there is a need for enhanced displays, working with commercial OEMs to develop additional products and enhance our existing products, and focusing on customer service.

      Leverage Customer Relationships to Cross-sell Innovative Products and Solutions. Our military and commercial customers often call on our substantial design and engineering expertise to solve their design challenges. We promote our involvement in the design phase of a project as it keeps us at the forefront of the evolution of our customers’ systems. This activity allows us to cross-sell other solutions to these customers.

      Continue to Pursue Strategic Acquisitions. We have historically supplemented our internal growth, customer base and product offerings by acquiring strategically complementary businesses. Since October 1998 when we merged with EDI, we have continually reviewed strategic acquisitions in a highly selective manner. In January 2001 we acquired Panelview to complement our military flat panel display capabilities with commercial display enhancement capability. Following the acquisition, we consolidated our display operations into our Panelview subsidiary and our total display sales have grown significantly. We recently acquired IDS, a designer and manufacturer of membrane keypads, flexible circuits, sensors, control panels, printed circuit boards and handheld electronic devices. This acquisition allowed us to expand our interface device product offerings and our subsystem solutions capability. We intend to continue to evaluate opportunities to selectively acquire companies, or lines of business, that broaden our market and sales opportunities.

Our Products

      Our Microelectronic Products. Our microelectronic segment packages primarily semiconductor products for memory storage. These products are sold to military prime contractors and commercial OEMs in the aerospace, defense, military equipment, networking and communications industries. Certain industries require semiconductor parts to pass specific qualifications due to the application requirements for those products. A commercial grade product generally meets the standard of industries such as the consumer electronic, computer networking and telecommunication industries. Higher performing products, also known as high-reliability products, are needed in industries such as aerospace, defense, and military equipment, and are often referred to as “military” products. Military products are designed to meet more stringent standards and are resistant to adverse conditions, such as extreme temperatures. High-reliability products can also be used in industrial applications where products are exposed to harsh conditions. Our microelectronic segment also includes our anti-tamper security coating for mission critical semiconductor components in military applications.

      The following table describes key products that we sell in the microelectronic segment, their applications, and representative customers for each product.

Product		Sample Application		Representative Customers

Military:
•	System module	•	Countermeasure suite of the F-16 Fighting Falcon	•	Northrop Grumman
•	Microprocessor and memory modules	•	Air-to-air missiles, such as the Sidewinder AIM-9X and AIM-120 AMRAAM	•	Raytheon
		•	Embedded computers used in the Apache Helicopter, Advanced Amphibious Assault Vehicle and the Abrams M1A2 Tank	•	Lockheed; General Dynamics
•	Advanced memory modules	•	Air-to-air missiles, such as the Sidewinder AIM-9X and AIM-120 AMRAAM	•	Raytheon
		•	Embedded computers used in the Comanche Helicopter, F-22 Raptor, Patriot PAC-3 Missile System	•	Kaiser; Raytheon; Rockwell Collins; Lockheed; Boeing
		•	Radar used in the F/A-18 Hornet	•	Raytheon
•	Anti-tamper semiconductor packaging (ATSP)	•	Secure communication radio	•	Classified prime contractors
		•	Precision guided munitions
Commercial:
•	Memory based multi-chip package	•	Telephone, data, and video communications	•	Calix
•	Advanced memory module	•	High-end servers for networking and ERP systems	•	Unisys
		•	Wireless CDMA base stations	•	Ericsson
•	Flash memory PC card	•	Linear Flash PCMCIA Cards	•	Computer Motion; Riverstone Networks; BreconRidge; Philips Medical; Siemens Transit

      Our Display Products. Our display segment serves a number of markets with products and solutions that are incorporated into global positioning systems, home appliances, consumer electronics, medical devices, outdoor displays, military avionics and various other military applications. Our display segment manufactures enhanced viewing liquid crystal displays, interface devices and electromechanical assemblies. Enhanced viewing liquid crystal displays can be either ruggedized or commercial. Ruggedized displays are manufactured to perform in harsh environmental conditions, while commercial display products offer greater viewing performance than off-the-shelf displays, but are not designed for harsh environmental conditions. Interface devices include electromechanical components and instrument packages that can consist of ruggedized keyboards, aircraft trim panels, rotating devices, mechanical packages, membrane keypads, silver flexible circuits, graphic overlays, control panels, and keypad/ controller assemblies.

      The following table describes key products that we sell in the display segment, their applications, and representative customers for each product.

Product		Sample Application		Representative Customers

Military:
•	Mechanical components	•	Impulse counters, altitude counter, rounds counter, logicator F-16 trim panel	•	United States Department of Defense; Lockheed
•	SBLR	•	Ground based vehicles, such as the Abrams M1A2 Tank	•	General Dynamics; Kitron Kongsberg
		•	Aircraft displays, such as the Apache Helicopter, and the F-16 Fighting Falcon	•	Ametek; Honeywell; Northrop Grumman; Smiths Industries

Com	mercial:
•	Display module assembly	•	Patient monitors	•	General Electric
•	Optically enhanced displays	•	Drive-through kiosks; medical instruments; marine navigation; notebook personal computers; cockpit instrumentation	•	Delphi Display; Spacelabs Medical; Garmin; IBM; Avidyne
•	Membrane keypads	•	Home appliances	•	Whirlpool; Maytag; Electrolux

Sales, Marketing and Distribution

      We use an integrated sales approach to closely manage relationships at multiple levels of the customer’s organization, including management, engineering and purchasing personnel. This approach involves a team consisting of a senior executive, a business development specialist and members of our engineering department. Our sales team consists of approximately 45 people, including 10 sales managers. Our use of experienced engineering personnel as part of the sales effort enables close technical collaboration with our customers during the design and qualification phase of new products. We believe this is critical to the incorporation of our products into our customers’ equipment. Some of our executive officers are actively involved in key aspects of our relationships with our major customers and work closely with our customers’ senior management. We also use manufacturers’ representatives and independent sales representatives as needed.

      The military sales cycle tends to be long in nature with a protracted design phase. Once a product is designed into a system, it is typically sole-sourced to a particular supplier. Due to the extensive qualification process and potential redesign required for using an alternative source, customers are reluctant to change the incumbent supplier.

Principal Customers

      Our customers include military prime contractors in the United States and Europe as well as commercial OEMs. The following table shows our top ten customers, in alphabetical order, in the microelectronic and display segments based on sales generated during the first six months of fiscal 2003.

Microelectronics	Displays

Arrow Electronics	Ametek
BAE Systems	Delphi Display
Calix	Electrolux Home Products
Ineltek	Garmin
Jan Devices	General Electric
Lockheed	Honeywell
On Command	Manufacturers Services
Raytheon	Smiths Industries
Sanmina-SCI Systems	U.S. Department of Defense
Unisys	Whirlpool

      During the six months ended March 29, 2003, Garmin accounted for approximately 14% of our total sales and 31% of total display segment sales for the six months ended March 29, 2003. Another display customer, General Electric, accounted for approximately 8% of our total sales and 18% of display segment sales for the six months ended March 29, 2003. One of our microelectronic customers, Raytheon, accounted for approximately 5% of our total sales and 10% of our microelectronic sales for the six months ended March 29, 2003.

      In fiscal year 2002, two customers accounted for more than 10% of our sales. General Electric accounted for approximately 12% of our total sales, and Garmin accounted for approximately 11% of our total sales. As a percentage of our display business sales, General Electric accounted for approximately 26%, and Garmin accounted for approximately 24%.

      A significant portion of our sales, including sales of both microelectronic and display products, are shipped to foreign customers located in more than 13 countries. Export sales as a percent of our total sales in fiscal years ended 2002, 2001 and 2000 were approximately 32%, 28% and 16%, respectively. The largest percentage of our foreign sales in fiscal year 2002 came from Taiwan, which accounted for approximately 32% of our total foreign sales.

Backlog

      At March 29, 2003 and March 30, 2002, the backlog for the microelectronic segment was $34.0 million and $27.9 million, respectively, and the backlog for the display segment for the same dates was $20.5 million and $19.0 million, respectively. We expect to ship approximately 78% and 83% of the March 29, 2003 microelectronic and display backlog, respectively, in fiscal year 2003. Included within our backlog as of March 29, 2003 is $5.9 million contributed by IDS.

Competition

      In all phases of our operations, we compete primarily based on performance, quality, durability and price. We have a number of present and potential competitors, some of whom are also customers, which have greater financial, technical, marketing, distribution and other resources than we do.

      Military and Commercial Microelectronic Market. Our principal competitors in the military markets are divisions of Aeroflex Corporation, Austin Semiconductor and Teledyne. Our principal competitors in the commercial microelectronic product market are SimpleTech and Smart Modular Technology, a subsidiary of Solectron Corp. We also compete with manufacturers that provide single chip microelectronic products.

      Military and Commercial Display Markets. In both military and commercial display markets, we compete with numerous companies, such as Planar Systems and PolarVision, a subsidiary of DuPont Displays. Commercial customers may also choose to develop display products internally or use standard commercially available display products rather than our enhanced display products. The marketplace for interface components is highly fragmented with numerous companies offering similar products, such as Molex and Durell.

Research and Development

      Our research and development efforts primarily involve engineering and design relating to:

•	developing new products;

•	improving existing products;

•	adapting existing products to new applications; and

•	developing prototype components for specific programs.

      Some of our product development costs are recoverable under contractual arrangements, however the majority of these costs are self-funded. Our expenditures on product development for the six months ended March 29, 2003 amounted to approximately $2.6 million and for fiscal years 2002 and 2001 amounted to approximately $4.3 million and $5.3 million, respectively.

      We believe that continued strategic investment in process technology and product development is essential for us to remain competitive in the markets we serve. We are committed to appropriate levels of expenditures for product development.

Manufacturing and Facilities

      We assemble, test, package, and ship products at our manufacturing facilities listed below:

Location	Square Footage	Primary Segment	Own/Lease

Phoenix, Arizona	43,000	Microelectronic and Display	Own
Ft. Wayne, Indiana	75,000	Display	Own
Columbus, Ohio	41,000	Display	Own
Phoenix, Arizona	51,000	Microelectronic	Lease
Hillsboro, Oregon	63,000	Display	Lease
Marlborough, Massachusetts	28,000	Microelectronic	Lease

      We consider all of our facilities to be well maintained and adequate for current operations. All facilities have additional capacity, which could be utilized in the event of increased production requirements.

      We recently decided to consolidate all of our microelectronic manufacturing into our primary Phoenix facility by the end of calendar 2003. As a result of that decision, we have listed our second Phoenix facility, which was obtained in the IDS acquisition, for sale, and have announced our intention to not renew the lease on our Marlborough, Massachusetts facility when it expires in February 2004.

      Our manufacturing facilities that serve the military market must comply with stringent military specifications. Our microelectronic module manufacturing facility in Phoenix, Arizona is certified ISO-9001 and Class B status. Class B status means that we are qualified to manufacture compliant military products.

      In addition to our domestic manufacturing facilities, through IDS, we now have relationships with manufacturing facilities in China and Taiwan, which enable us to provide our customers with significant cost savings for certain products. In certain situations, our relationship with these foreign manufacturing facilities provides us with the ability to manufacture products for our customers in a more cost-effective manner.

Raw Materials

      The most significant raw materials that we purchase for our operations are AMLCDs and memory devices in wafer, die and component forms. We are highly dependent on one SRAM semiconductor manufacturer for memory devices, one major display manufacturer of AMLCD panels, and one package manufacturer of ceramic packages for military components. Despite the risks associated with purchasing from single sources, or from a limited number of sources, we have made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. We have long-standing strategic relationships with world class semiconductor and glass suppliers. Because of these capabilities and relationships, we believe we can continue to meet our customers’ requirements. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange, through strategic relationships with our world class semiconductor and glass suppliers, for alternative sources of supply, where available, or defer planned production to meet anticipated availability of critical components or materials.

      While we do not have specific long-term contractual arrangements with our vendors, we believe we have good relationships with our vendors and we are not currently anticipating any difficulties in purchasing components.

Intellectual Property

      We rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. The products we sell from both our microelectronic segment and our display segment require a large amount of engineering design and manufacturing expertise. The majority of these technological capabilities, however, are not protected by patents and licenses. We rely on the expertise of our employees and our learned experiences in both the design and manufacture of our products. It is possible, and it has occurred in the past, that a competitor may also learn to design and produce products with similar performance abilities as our products. If a competitor were to do so, it may result in increased competition and reduction of sales for our products.

      We rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, and third parties. For example, we believe the process for applying anti-tamper coating to microelectronic products is protected by non-disclosure agreements. However, if these agreements are found to be unenforceable, we may be unable to adequately protect our technology. Additionally, third parties may breach these agreements, and, since many agreements are made with companies much larger than us, we may not have adequate financial resources to adequately enforce our rights. Also, others may come to know about or determine our trade secrets. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

      SBLR is a patented technology that significantly reduces glare and reflections in liquid crystal displays while simultaneously increasing brightness. This patent expires in January 2018.

Regulatory Matters

      Government Contracting Regulation. A significant portion of our business is derived from subcontracts with prime contractors of the United States government. As a United States government subcontractor, we are subject to federal government contracting regulations. Our extensive experience in the defense industry benefits us in handling the strict requirements that accompany these government contracts.

      Under federal government contracting regulations, the United States government is entitled for three years after final payment on certain negotiated contracts or contract modifications to examine all of our cost records with respect to such contracts to determine whether we furnished complete, accurate, and current cost or pricing data to the government in connection with the negotiation of the price of the contract or modification. The United States government also has the right after final payment to seek a downward adjustment to the price of a contract or modification if it determines that the contractor failed to disclose complete, accurate and current data. Historically, we have not experienced downward adjustments.

      In addition, the Federal Acquisition Regulations govern the allowability of costs incurred by us in the performance of United States government contracts to the extent that such costs are included in its proposals or are allocated to United States government contracts during performance of those contracts.

      Our subcontracts provide that they may be terminated at the convenience of the United States government. Upon such termination, the contractor is normally entitled to receive the purchase price for delivered items, reimbursement for allowable costs incurred and allocable to the contract, and an allowance for profit on the allowable costs incurred or adjustment for loss if completion of performance would have resulted in a loss. In addition, our subcontracts provide for termination for default if we fail to perform or breach a material obligation of a subcontract. In the event of a termination for default, the customer may have the unilateral right at any time to require us to return unliquidated progress payments pending final resolution of the propriety of the termination for default. We may also have to pay the excess, if any, of the cost of purchasing a substitute item from a third party. If the customer has suffered other ascertainable damages as a result of a sustained default, the customer could demand payment from us of such damages.

      In connection with our United States government business, we are also subject to government investigations of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. We may be subject to downward contract price adjustments, refund obligations, or civil and criminal penalties. In certain circumstances in which a contractor has not complied with the terms of a contract or with regulations or statutes, the contractor might be debarred or suspended from obtaining future contracts for a specified period of time. Any such suspension or debarment would have a material adverse effect on our business.

      It is our policy to cooperate with the government in any investigations of which we have knowledge, but the outcome of any such government investigations cannot be predicted with certainty. We believe we have complied in all material respects with applicable government requirements.

Environmental Protection

      Our compliance with federal, state and local laws or regulations, which govern the discharge of materials into the environment, has not had a material adverse effect upon our capital expenditures, earnings or competitive position within our markets.

Employees

      As of May 29, 2003, we had approximately 513 employees, including 45 in sales and marketing, 402 in engineering, manufacturing and quality assurance, and 66 in general and administrative. Approximately 30 of our employees in the display segment are employed pursuant to collective bargaining agreements covering workers at our display division in Fort Wayne, Indiana that expires on November 22, 2004. We believe our relationship with our employees is good.

Legal Proceedings

      We are involved from time to time in litigation and other legal proceedings incidental to our business. There are currently no material pending proceedings to which we are a party, or any of our property is subject.

MANAGEMENT

      Our executive officers and directors and their ages as of May 29, 2003 are as follows:

Name	Age	Position(s)

Hamid R. Shokrgozar	43	President, Chief Executive Officer and Chairman of the Board
William J. Rodes	48	Chief Accounting Officer, Treasurer and Secretary
Dan V. Tarantine	50	Corporate Executive Vice President, Sales and Marketing
Norman T. Hall	49	Director
Thomas M. Reahard	51	Director
Thomas J. Toy	48	Director
Edward A. White	75	Vice Chairman and Director

      Hamid R. Shokrgozar has been our President and Chief Executive Officer since October 1998 and the Chairman of our Board since August 2000. Mr. Shokrgozar served as a director and as President and Chief Executive Officer of Bowmar from January 1998 until the merger of Bowmar and EDI in October 1998. Mr. Shokrgozar served as President of White Microelectronics, the largest division of Bowmar, from June 1993 to December 1997 and as its Vice President of Engineering and Technology from July 1988 to June 1993. Mr. Shokrgozar also served as Chairman of American Electronic Association (AEA), Arizona Council, during fiscal years 1999 and 2000. In addition, Mr. Shokrgozar holds a United States Patent for the invention of “Stacked Die Carrier Assembly.” Mr. Shokrgozar holds a Bachelors of Science in Electrical Engineering from California State University Fullerton.

      William J. Rodes has been our Chief Accounting Officer since October 2000. Mr. Rodes was appointed our Treasurer and Secretary in August 1999. Mr. Rodes served as our Corporate Controller from May 1999 to September 2000. Mr. Rodes served as Controller of White Microelectronics from 1993 to 1999. Mr. Rodes holds a Bachelors of Science in Accounting and a Masters of Business Administration from the University of Arizona.

      Dan V. Tarantine has been our Corporate Executive Vice President, Sales and Marketing since January 2003. He served as our Senior Vice President of Sales from August 1998 to January 2003. He previously served as our Senior Vice President Sales and Marketing from September 1991 to August 1998 and as Vice President of Marketing for White Microelectronics from February 1987 to September 1991. Mr. Tarantine holds a Bachelors of Science in Electrical Engineering from California State University Northridge.

      Norman T. Hall has served on our Board since October 1998. He previously served on the EDI Board from October 1995 to October 1998. Mr. Hall has been a partner in Alliant Partners since 1990, an investment banking firm specializing in mergers, acquisitions and divestitures, as well as private debt and equity financings for growth or acquisitions. Mr. Hall currently also serves as a director of Atmel Corporation, a semiconductor manufacturer. Mr. Hall holds a Juris Doctorate and Masters of Business Administration from Golden Gate University, a Ph.D. and M.S. from the University of Hawaii, and an S.Sc. from the University of Alberta. He is a member of the State Bar of California.

      Thomas M. Reahard has served on our Board since November 1995. Mr. Reahard has been the Chairman and Chief Executive Officer of Symmetry Software Corporation, a computer software development corporation, since 1984. Mr. Reahard holds a Bachelors of Science in Industrial Engineering from Cornell University and a Masters of Science in Industrial Engineering from the University of Missouri.

      Thomas J. Toy has served on our Board since October 1998. Mr. Toy is a Managing Director of PacRim Venture Partners, a venture capital firm he co-founded in 1999. Previously, he was at Technology Funding, a venture capital firm, from January 1987 to March 1999. While at Technology Funding,

Mr. Toy was a Partner and Managing Director of Corporate Finance and Chairperson of the firm’s investment committee. Mr. Toy also serves as a director of UTStarcom, a manufacturer of wireless communications equipment. Mr. Toy holds B.A. and M.M. degrees from Northwestern University.

      Edward A. White has served on our Board since we were founded in September 1951. Mr. White previously served as Chairman of our board from September 1983 to October 1998. Mr. White founded the Company in September 1951 and has served as our President and Chief Executive Officer from June 1980 to May 1986. Mr. White holds a Bachelors of Science in Engineering from Tufts University.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We retained Alliant Partners in 2002 to act as a financial adviser to us in connection with our acquisition of IDS. As compensation for their services, we paid Alliant Partners a fee of $250,000. Norman T. Hall, a director of ours since October 1998, is a partner at Alliant Partners.

PRINCIPAL AND SELLING SHAREHOLDERS

      New York Life Insurance Company (“NYL”) is selling 1,250,000 shares of our common stock in this offering. As of May 23, 2003, NYL beneficially owned approximately 2,272,126 shares of our common stock, which is equal to approximately 10.8% of the outstanding shares of our common stock. After the sale of 1,250,000 shares in this offering, NYL will beneficially own approximately 1,022,126 shares, or 4.4%, of the outstanding shares of our common stock, assuming no exercise of the underwriters’ over-allotment option.

      Edward A. White, through the Edward A. White Family Limited Partnership, is selling 300,000 shares of our common stock in this offering. Edward A. White, our Vice Chairman and member of our board of directors, is the sole general partner and beneficial owner of the shares held by this trust. As of May 23, 2003, Mr. White beneficially owned approximately 1,210,733 shares of our common stock, which is equal to approximately 5.8% of the outstanding shares of our common stock. After the sale of 300,000 shares in this offering, Mr. White will beneficially own approximately 910,733 shares, or 3.9%, of the outstanding shares of our common stock, assuming no exercise of the underwriters’ over-allotment option.

      The following table sets forth information regarding the beneficial ownership of our common stock as of May 23, 2003 and as adjusted to reflect the sale of common stock under this prospectus by:

•	the selling shareholder;

•	each director;

•	each executive officer;

•	all directors and executive officers as a group; and

•	owners of more than 5% of our common stock.

      Except as otherwise noted, the address of each person listed in the table is c/o White Electronic Designs Corporation, 3601 E. University Drive, Phoenix, Arizona 85034. Beneficial ownership is determined in accordance with SEC rules and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 20,984,066 shares of common stock outstanding as of May 23, 2003, together with all shares of common stock subject to options exercisable within 60 days following May 23, 2003 for that shareholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering(1)			After Offering(1)
			Number of			Options
	Number of		Shares	Number of		Exercisable
Beneficial Owners	Shares	Percent	Offered	Shares	Percent	Within 60 Days(2)

Directors and Executive Officers:
Norman T. Hall(3)	103,087	*	—	103,087	*	2,499
Thomas M. Reahard(4)	62,501	*	—	62,501	*	2,499
Hamid R. Shokrgozar(5)	679,791	3.2%	—	679,791	2.9%	22,916
Thomas J. Toy(6)	37,501	*	—	37,501	*	2,499
Edward A. White(7)	1,210,733	5.8%	300,000	910,733	3.9%	1,666
William J. Rodes(8)	43,498	*	—	43,498	*	2,498
Dan V. Tarantine(9)	106,499	*	—	106,499	*	3,124
Directors and executive officers as a group (7 persons)	2,243,610	10.7%	300,000	1,943,610	8.4%	37,701

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering(1)			After Offering(1)
			Number of			Options
	Number of		Shares	Number of		Exercisable
Beneficial Owners	Shares	Percent	Offered	Shares	Percent	Within 60 Days(2)

Other Five Percent Shareholders:
New York Life Insurance Company (10)	2,272,126	10.8%	1,250,000	1,022,126	4.4%	—

*	Less than 1% of the outstanding shares of our common stock.

(1)	Assumes no exercise of the underwriters’ over-allotment option. Percent ownership is based on: (i) before this offering, 20,984,066 shares of common stock outstanding as of May 23, 2003 plus any shares issuable pursuant to options held by the person or group in question which may be exercised either within 60 days of May 23, 2003; and (ii) after this offering an additional 2,200,000 shares to be issued by us in the offering.

(2)	Options exercisable within 60 days following May 23, 2003 by the listed person are included in the number of shares beneficially owned by the listed persons and the percentage ownership calculations.

(3)	Includes options to purchase 50,086 shares of our common stock granted under our 1992 Non-Qualified Stock Option Plan for Non-Employee Directors; and options to purchase 27,501 shares of our common stock granted under our 2001 Director’s Stock Option Plan.

(4)	Includes options to purchase 32,000 shares of our common stock granted under our 1992 Non-Qualified Stock Option Plan for Non-Employee Directors; and options to purchase 27,501 shares of our common stock granted under our 2001 Directors Stock Option Plan.

(5)	Includes options to purchase 459,833 shares of our common stock granted under our 1994 Flexible Stock Plan; options to purchase 114,583 shares of our common stock from an independent grant in fiscal year 2000; and options to purchase 96,875 shares of our common stock granted under our 2000 Broad Based Non-Qualified Stock Plan.

(6)	Includes options to purchase 10,000 shares of our common stock granted under our 1992 Non-Qualified Stock Option Plan for Non-Employee Directors; and options to purchase 27,501 shares of our common stock granted under our 2001 Directors Stock Option Plan.

(7)	Includes options to purchase 14,000 shares of our common stock granted under our 1992 Non-Qualified Stock Option Plan for Directors; and options to purchase 16,667 shares of our common stock granted under our 2001 Director’s Stock Option Plan. Mr. White has advised us that 1,180,066 shares of our common stock beneficially owned by him have been transferred to the Edward A. White Family Limited Partnership, of which Mr. White is the sole general partner and of which he and his wife are sole limited partners.

(8)	Includes options to purchase 43,498 shares of our common stock granted under our 1994 Flexible Stock Plan.

(9)	Includes options to purchase 84,833 shares of our common stock granted under our 1994 Flexible Stock Plan; and options to purchase 21,666 shares of our common stock under our 2000 Broad Based Non-Qualified Stock Plan.

(10)	The address for New York Life Insurance Company is 51 Madison Avenue Room 3009, New York, New York 10010.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we expect to have 23,184,066 shares of common stock outstanding. Of these shares, 2,455,840 shares will be subject to restrictions on resale as follows:

•	1,939,192 shares will be subject to lock-up agreements generally providing that the holders of these shares will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them (other than the shares that they may purchase and sell on the open market) for a period of 90 days after the effective date of the registration statement filed in connection with this offering. Beginning 90 days after the effective date, 917,066 of these shares will be held by affiliates and will be eligible to be sold pursuant to the volume limitations and other requirements of Rule 144 of the Securities Act, and 1,022,126 of these shares will be freely tradeable without restriction; and

•	up to 516,648 shares are subject to an Escrow Agreement, between us, the former shareholders of IDS, and Bank One Trust Company, N.A., as the escrow agent, dated January 22, 2003. Under the terms of this Escrow Agreement, these shares will not be released until, at the earliest, January 22, 2004, subject to claims that may arise in connection with our acquisition of IDS. Once released, these shares will be “restricted securities” within the meaning of Rule 144 of the Securities Act, provided, however, that we are required to register these shares for resale within 45 days of the date that they are released.

Registration Rights

      As part of our acquisition with EDI in 1998, we agreed to assume existing registration rights agreements that EDI had entered into with its former shareholders. As a result of our assumption of these registration rights agreements, some of our shareholders, including our largest shareholder New York Life Insurance Company, have the right to demand registration of the shares of our common stock that they hold. As a condition to our obligation to register these shares, we must receive a written request from the holders of at least 30% of these shares to register at least 27% of these shares. Our obligation to register these shares expires on March 22, 2004.

      In connection with our recent acquisition of IDS, we agreed to register up to approximately 746,445 shares of our common stock issued, or issuable pursuant to an outstanding warrant that we assumed, to the former shareholders of IDS within 45 days of the release of certain shares held in escrow to satisfy potential claims that may arise in connection with the acquisition. Assuming there are no claims then outstanding, the shares will be released from escrow on January 22, 2004.

UNDERWRITING

      We and the selling shareholders have entered into an underwriting agreement with the underwriters named below. The underwriters obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling shareholders the number of shares of common stock set forth opposite its name below.

Number of
Underwriter	Shares

Needham & Company, Inc.
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.

Total	3,750,000

      The underwriters have advised us and the selling shareholders that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $                    per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $          per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriters.

      One of the selling shareholders has granted the underwriters an option to purchase up to 562,500 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will be obligated to purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total number of shares shown.

      The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling shareholders per share of common stock. The underwriting discount is 6.0% of the public offering price. The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Total Per	Total No	Total Full
	Share	Exercise	Exercise

Paid by WEDC	$	$	$
Paid by the selling shareholders	$	$	$

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described above, if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      The underwriting agreement also provides that we and the selling shareholders will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

      The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to options issuable under any existing employee benefit plans. Our directors, officers and the selling shareholders have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase under the over-allotment option. To close out a short position, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be entirely closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

      Finally, the underwriters and selling group members, if any, or their affiliates may bid for, and purchase, our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

      Any of these activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities or may prevent or retard a decline in the market price of our stock. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

      Neither we, the selling shareholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling shareholders nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kaye Scholer LLP, Los Angeles, California.

EXPERTS

      The financial statements of White Electronic Designs Corporation as of September 28, 2002 and September 29, 2001 and for each of the three years in the period ended September 28, 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and the exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the Registration Statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the closing date of the offering.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to the previous statement. Any statement so modified or supersede will not be deemed a part of this prospectus except as so modified or superseded.

      The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the fiscal year ended September 28, 2002.

2.	Our Proxy Statement for our 2003 Annual Meeting of Shareholders held on February 27, 2003.

3.	Our Quarterly Reports on Form 10-Q for the first quarter ended December 28, 2002 and the second quarter ended March 29, 2003.

4.	Our Current Reports on Form 8-K filed October 16, 2002, November 15, 2002, January 24, 2003, as amended on April 7, 2003, and January 30, 2003.

5.	Our registration of our common stock pursuant to Section 12(g) of the Securities and Exchange Act of 1934, on Form 8-A filed June 7, 2000.

6.	Our registration of our common stock purchase rights pursuant to Section 12(b) of the Securities and Exchange Act of 1934, on Form 8-A filed May 21, 1998.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in such documents. You should direct any requests for documents to White Electronic Designs Corporation, 3601 E. University Drive, Phoenix, Arizona 85034, Attention: Chief Financial Officer, telephone: (602) 437-1520.

[Back Cover Page Intentionally Left Blank]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WHITE ELECTRONIC DESIGNS CORPORATION
Fiscal Years Ended September 28, 2002, September 29, 2001, and September 30, 2000
Report of Independent Accountants	F-2
Consolidated Balance Sheet	F-3
Consolidated Statement of Income	F-4
Consolidated Statement of Shareholders’ Equity	F-5
Consolidated Statement of Cash Flow	F-6
Notes to Consolidated Financial Statements	F-7
Three and Six Months Ended March 29, 2003 and March 30, 2002 (unaudited)
Condensed Consolidated Balance Sheet	F-27
Consolidated Statement of Operations	F-28
Condensed Consolidated Statement of Cash Flows	F-29
Notes to Condensed Consolidated Financial Statements	F-30
INTERFACE DATA SYSTEMS, INC.
Fiscal Year Ended June 29, 2002
Report of Independent Accountants	F-41
Consolidated Balance Sheet	F-42
Consolidated Statement of Income	F-43
Consolidated Statement of Stockholders’ Equity	F-44
Consolidated Statement of Cash Flows	F-45
Notes to Consolidated Financial Statements	F-46
Six Months Ended December 28, 2002 (unaudited)
Consolidated Balance Sheet	F-53
Consolidated Statement of Income	F-54
Consolidated Statement of Cash Flows	F-55
Notes to Unaudited Consolidated Financial Information	F-56
PRO FORMA FINANCIAL INFORMATION
Fiscal Year Ended September 28, 2002
Pro Forma Combined Statement of Income	F-58
Six Months Ended March 29, 2003
Pro Forma Combined Statement of Income	F-59
Notes to Pro Forma Combined Statement of Income	F-60

Report of Independent Accountants

To the Shareholders and Board of Directors of

White Electronic Designs Corporation

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholder’s equity, and of cash flows present fairly, in all material respects, the financial position of White Electronic Designs Corporation and Subsidiaries at September 28, 2002 and September 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Phoenix, Arizona
November 6, 2002

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In thousands of dollars, except share data)

	September 29,	September 28,
	2001	2002

ASSETS
Current Assets
Cash	$5,032	$12,097
Accounts receivable, less allowance for doubtful accounts of $638 and $626	14,020	14,916
Inventories, net	16,707	16,109
Prepaid expenses	594	575
Deferred income taxes	2,741	3,995

Total Current Assets	39,094	47,692
Property, plant and equipment, net	7,914	10,481
Deferred income taxes	1,934	3,122
Goodwill	7,686	6,516
Intangible assets	400	370
Other assets, net	200	185

Total Assets	$57,228	$68,366

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	$628	$—
Accounts payable	5,798	6,037
Accrued salaries and benefits	1,874	2,344
Accrued expenses	2,910	3,842

Total Current Liabilities	11,210	12,223
Accrued long-term pension liability	—	671
Long term debt	890	—
Other long term liabilities	1,348	702

Total Liabilities	$13,448	$13,596

Shareholders’ Equity
Preferred stock, authorized 500,000, no shares issued	—	—
Common stock, $0.10 stated value, authorized 60,000,000 shares, issued and outstanding 19,594,124 and 20,091,542	1,959	2,009
Treasury stock, 44,442 and 44,442 shares, at cost	(4)	(4)
Additional paid-in capital	50,858	53,313
Accumulated deficit	(9,033)	(293)
Accumulated other comprehensive loss	—	(255)

Total Shareholders’ Equity	43,780	54,770

Total Liabilities and Shareholders’ Equity	$57,228	$68,366

The accompanying notes are an integral part of these consolidated financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In thousands of dollars except and per share data)

	Fiscal Year

	2000	2001	2002

Net sales	$87,595	$96,761	$90,458
Cost of sales	56,424	70,360	61,558

Gross margin	31,171	26,401	28,900

Expenses:
Selling, general and administrative	14,102	15,222	13,939
Product development	5,014	5,302	4,264
Interest expense	615	491	147
Interest (income)	—	(11)	(165)
Amortization of intangible assets	753	1,144	1,587

Total expenses	20,484	22,148	19,772

Income before income taxes	10,687	4,253	9,128
Provision for income taxes	4,126	981	388

Net income	$6,561	$3,272	$8,740

Net income per common share — basic	$0.37	$0.17	$0.44
Net income per common share — diluted	$0.34	$0.16	$0.42
Weighted average number of common shares and equivalents:
Basic	17,544,136	19,230,781	19,815,162
Diluted	19,539,501	20,528,337	20,922,434

The accompanying notes are an integral part of these consolidated financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands of dollars, except share data)

							Accumulated
	Common				Additional		Other	Total
	Stock	Common	Preferred	Treasury	Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Stock	Stock	Stock	Capital	Deficit	Loss	Equity

Balance, October 2, 1999	15,919,524	$1,591	$120	$(4)	$37,272	$(18,777)	$—	$20,202
Net income						6,561		6,561
Common stock issued for exercise of options	1,025,984	103			2,071			2,174
Tax benefit related to exercise of stock options					2,793			2,793
Payment of preferred dividend						(89)		(89)
Conversion of preferred stock to common stock	1,588,693	159	(120)		(57)			(18)

Balance, September 30, 2000	18,534,201	$1,853	$—	$(4)	$42,079	$(12,305)	$—	$31,623
Net income						3,272		3,272
Common stock issued for exercise of options	245,423	25			294			319
Tax benefit related to exercise of stock options					574			574
Common stock issued in acquisition of Panelview	814,500	81			7,911			7,992

Balance, September 29, 2001	19,594,124	$1,959	$—	$(4)	$50,858	$(9,033)	$—	$43,780
Net income						8,740		8,740
Minimum pension liability, net of tax of $156,000							(255)	(255)

Total comprehensive income								8,485

Common stock issued for exercise of options	343,585	35			689			724
Tax benefit related to exercise of stock options					576			576
Common stock issued through employee stock purchase plan	43,646	4			185			190
Common stock held in escrow for Panelview and common stock issued for Panelview earnout	110,187	11			1,005			1,016

Balance, September 28, 2002	20,091,542	$2,009	$—	$(4)	$53,313	$(293)	$(255)	$54,770

The accompanying notes are an integral part of these consolidated financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of dollars)

	Year Ended

	September 30,	September 29,	September 28,
	2000	2001	2002

Operating Activities:
Net income	$6,561	$3,272	$8,740
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,486	2,966	3,814
Deferred income tax (benefit) expense	119	(694)	(2,286)
Tax benefit upon issuance of common stock for options	2,793	574	576
Loss on sale of fixed asset	—	—	2
Net changes in balance sheet accounts:
Accounts receivable	(4,284)	1,803	(896)
Inventories	(9,301)	8,749	600
Prepaid expenses	(1,398)	1,248	19
Other assets	17	34	13
Accounts payable	4,135	(6,071)	239
Accrued expenses	(332)	(151)	2,289
Other long-term liabilities	62	94	(646)

Net cash provided by operating activities	858	11,824	12,464

Investing Activities:
Acquisition of property, plant & equipment	(2,313)	(1,626)	(4,798)
Cash received in sale of fixed assets	—	24	3
Cash payments for acquisition, net of cash acquired	—	(531)	—

Net cash (used in) investing activities	(2,313)	(2,133)	(4,795)

Financing Activities:
Borrowings on line of credit	74,965	75,831	—
Repayments on line of credit	(73,488)	(82,037)	—
Borrowings of long-term debt	193	—	3,083
Retirement of long-term debt	(730)	(628)	(4,601)
Issuance of common stock	2,174	319	914
Payment of preferred stock dividend	(89)	—	—
Redemption of preferred stock	(18)	—	—

Net cash provided by (used in) financing activities	3,007	(6,516)	(604)

Net change in cash	1,552	3,175	7,065
Cash at beginning of year	305	1,857	5,032

Cash at end of year	$1,857	$5,032	$12,097

Supplemental Cash Flows Information:
Cash paid for interest	$612	$480	$119
Cash paid for income taxes	18	1,262	2,277
Non-cash Investing and Financing Activities
Conversion of Preferred Stock	102	—	—
Details of acquisition
Fair value of assets acquired	—	2,645	—
Fair value of liabilities assumed	—	(2,162)	—
Net assets acquired	—	483	—
Acquisition costs	—	142	—
Stock issued in connection with the merger	—	7,992	1,016
The accompanying notes are an integral part of these consolidated financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Operations

      White Electronic Designs Corporation, formerly Bowmar Instrument Corporation, and its subsidiaries (collectively “the Company”) design and manufacture high density, microelectronic memory products, advanced matrix liquid crystal displays, interface products, and electromechanical components and packages. The Company’s customers include both domestic and international original equipment manufacturers in the telecommunications, defense and instrumentation industries. The Company operates under two business segments, microelectronics and display, with the majority of sales and operating income generated by the microelectronic business segment.

2.     Merger and Acquisition

      On October 26, 1998, Bowmar Instrument Corporation (“Bowmar”) merged with Electronic Designs, Inc. (“EDI”). In connection with the merger, Bowmar changed its name to White Electronic Designs Corporation. While Bowmar was the legal acquirer, the merger was accounted for as a reverse acquisition purchase whereby EDI was deemed to have acquired Bowmar for financial reporting purposes. The operations of both companies combined as White Electronic Designs Corporation have been included in the financial statements from the date of the merger.

      On January 29, 2001 the Company completed the acquisition of Panelview, Inc. (“Panelview”), a manufacturer of display products located in Oregon. Panelview provides optical enhancements to display products sold to the transportation, medical and instrumentation markets. The operations of this subsidiary are included in the financial statements from the date of the merger.

      The Company issued 905,000 shares of common stock on January 31, 2001 in exchange for all of the outstanding shares of Panelview. Based on the average market price of the Company’s common stock in the period just prior to the acquisition date, the transaction had a value of approximately $9.1 million. This amount consists of $9,008,000 based on the market value of 905,000 shares of common stock, and $142,000 of direct acquisition costs. In addition, the former shareholders of Panelview, pursuant to the purchase agreement, had the potential to earn up to an additional $1 million of the Company’s common stock if certain revenue and operating contribution targets were met over the twelve-month period from February 2001 through January 2002. Panelview did not meet the requirements of its earn-out targets during the period primarily because expected new business from a large customer did not begin until later in the year than previously anticipated, and additional business from an existing large customer was also delayed during this period. Approximately 87% of the revenue target was met. Therefore, the Company issued 19,687 shares on March 7, 2002, for a total value of $127,667, to the former shareholders of Panelview. The operating contribution target was not met therefore no shares were issued for that component of the purchase agreement.

      As part of the purchase agreement, 90,500 shares of common stock were held in escrow pending any potential claims that could have arisen against Panelview. There were no claims against Panelview during the period of February 2001 through January 2002. Therefore, the 90,500 shares that were issued on January 31, 2001, and held back pursuant to the escrow agreement were delivered on March 5, 2002.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Panelview operates as a wholly owned subsidiary of the Company and is included in the display segment. The combination was treated as a purchase for financial reporting purposes based on the following data:

Purchase Price based on Stock & Acquisition Costs	$9,150,268
Liabilities Assumed	2,161,632

Total Purchase Cost	$11,311,900
Assets Received	2,644,611

Acquired Goodwill	$8,667,289
Amortized Goodwill through September 28, 2002	$2,151,244
Goodwill remaining as of September 28, 2002	$6,516,045

      The Company will adopt SFAS 142 in fiscal 2003, which will stop the amortization of the remaining goodwill on a monthly basis. Instead, the remaining goodwill amount will be tested at least annually for impairment, and any adjustments to the carrying value of the goodwill, if needed, will be taken at that time.

      The following unaudited pro forma information shows the results of operations for fiscal year 2001, assuming the companies had been combined as of October 1, 2000. This pro forma information may not be indicative of the results that actually would have happened if the companies had been combined for the entire periods presented, and is not intended to be a projection of future results.

Fiscal Year Ending
September 29, 2001

(In thousands
of dollars)
Revenues	$99,871
Cost of sales	73,075

Gross margin	26,796
Operating expenses	23,491

Income before taxes	3,305
Provision for income taxes	783

Net income	$2,522

Basic shares	19,502,010
Earnings per share — basic	$0.13

3.     Significant Accounting Policies

      a.     Principles of Consolidation. The consolidated financial statements include the accounts of the Company. All significant inter-company accounts and transactions are eliminated. Certain amounts in prior fiscal years’ consolidated financial statements have been reclassified to conform to the current year presentation.

      b.     Fiscal Year-End. The Company’s fiscal year-end is the Saturday nearest September 30.

      c.     Fair Value of Financial Instruments. The Company values financial instruments as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS No. 107”). The carrying amounts of cash and cash equivalents and bank notes payable approximate fair value due to the short

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maturity of those instruments. The carrying amounts of account receivables and accounts payable approximate their fair value due to the relatively short maturity of these items.

      d.     Cash and Cash Equivalents. The Company considers all highly liquid debt instruments and money market funds purchased with an initial maturity of three months or less to be cash equivalents.

      e.     Inventories. Inventories are valued at the lower of cost or market with cost determined using the average or standard costs methods, with standard costs approximating actual.

      f.     Property, Plant and Equipment. Property, plant and equipment, including property under capital lease agreements, are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives ranging from 5 to 20 years for buildings and improvements and 3 to 7 years for machinery and equipment. Leasehold improvements are amortized over the lives of the leases or estimated useful lives of the assets, whichever is less. When assets are sold or otherwise retired, the cost and accumulated depreciation are removed from the books and the resulting gain or loss is included in operating results. The Company periodically evaluates the carrying value of its long-lived assets in accordance with SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, based upon the estimated cash flows to be generated by the related assets.

      g.     Goodwill and Intangible Assets. Goodwill and intangible assets represent the goodwill generated from the January 29, 2001 acquisition of Panelview and identified intangible assets from the October 26, 1998 merger of Bowmar and EDI. The goodwill from the Panelview acquisition was amortized monthly from February 2001 through September 2002. As discussed below, the Company will adopt SFAS 142 beginning in October 2002, and will stop amortization based on that standard’s requirements. The intangible assets are being amortized over periods ranging from four to five years, and will continue to amortize through October 2003. The Company periodically evaluates the carrying value of its goodwill and intangible assets in accordance with SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, based upon the estimated cash flows to be generated by the related assets.

      h.     Government Contracts. Sales under government contracts, which are usually based on firm fixed price contracts, are recorded when the units are shipped and accepted by the government.

      The Company’s subcontracts provide that they may be terminated at the convenience of the U.S. Government. Upon such termination, the contractor is normally entitled to receive the purchase price for delivered items, reimbursement for allowable costs incurred and allocable to the contract and an allowance for profit on the allowable costs incurred or adjustment for loss if completion of performance would have resulted in a loss. In addition, the Company’s subcontracts provide for termination for default if the Company fails to perform or breaches a material obligation of a subcontract. In the event of a termination for default, the customer may have the unilateral right at any time to require the Company to return unliquidated progress payments pending final resolution of the propriety of the termination for default. The Company may also have to pay the excess, if any, of the cost of purchasing a substitute item from a third party. If the customer has suffered other ascertainable damages as a result of a sustained default, the customer could demand payment of such damages by the Company.

      i.     Sales Recognition and Accounts Receivable. The majority of the Company’s sales are recognized when the products are shipped to the customer. Shipping terms are FOB shipping point, and title passes to the customer at shipment. There are no other obligations to the customer after shipment. Some product shipments to distributors may be returned based on conditions set forth in their distributor agreement. Therefore, product sales on these shipments to distributors are not recognized until the distributor sells the products to the end user. The Company also maintains reserves for warranty return expense based on normal return rates. In addition, the Company has reserves for potential credit losses, and distributor price protection adjustments. Based on historical experience, the Company believes it has adequate reserves to

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

account for potential losses or adjustments. Write-offs for uncollectible accounts totaled $112,188 in fiscal 2000, $95,644 in fiscal 2001, and $209,454 in fiscal 2002.

      j.     Shipping Costs. Shipping costs include freight/mailing charges associated with delivery of goods from the Company’s facility to the customer’s designated locations. The Company’s policy is to classify shipping costs as part of cost of sales in the statement of income.

      k.     Income Taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and net operating loss and tax credit carry forwards.

      l.     Accounting for Stock-Based Compensation. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS 148). As allowed by SFAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) in accounting for its stock option plans. Accordingly, since all options are issued with exercise prices greater than or equal to the market price on the grant date, no compensation cost has been recognized for the stock option plans.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The pro forma information required under SFAS 123 for the fiscal years 2000, 2001 and 2002 is as follows:

(In thousands of dollars except per share information):

	Fiscal Year

	2000	2001	2002

Net income — as reported	$6,561	$3,272	$8,740
Stock compensation expense — net of tax	(555)	(2,000)	(190)

Net income — pro forma	$6,006	$1,272	$8,550

Basic earnings per share — as reported	$0.37	$0.17	$0.44
Basic earnings per share — pro forma	$0.34	$0.07	$0.43

Diluted earnings per share — as reported	$0.34	$0.16	$0.42
Diluted earnings per share — pro forma	$0.31	$0.06	$0.41

      Because additional option grants are expected to be made in future years and options vest over several years, the pro forma impact on fiscal years 2000, 2001, and 2002 is not necessarily representative of the pro forma impact on reported results for future years.

      m.     Newly Issued Accounting Standards. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the “Standards”. SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combination. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 141 also requires that upon adoption of SFAS 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria.

      SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested at least annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

      SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the first quarter of fiscal 2003. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142, will be completed during the first quarter of fiscal 2003. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of fiscal 2003.

      The Company intends to adopt the provisions of SFAS 142 for fiscal year 2003, which begins September 29, 2002. At that time, the Company will stop the amortization of Panelview purchased goodwill and will assess the need for any changes in the remaining goodwill asset based on valuations performed at that time. Because of the goodwill amortization through the end of fiscal 2002 and the increasing sales and profits at the Panelview subsidiary, the Company, at this time, believes that an impairment charge will not be needed in the first quarter of fiscal 2003. The actual result will not be known until completion of the impairment tests.

      In June 2001, the FASB issued FAS 143 Accounting for Asset Retirement Obligations. FAS 143 changes the way in which long-lived asset retirement obligations are recognized on the balance sheet and income statement. The Company believes that adoption of this standard will have no material effect on the Company’s financial reporting and disclosure.

      In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. The Company believes that adoption of this standard will have no material effect on the Company’s financial reporting and disclosure.

      In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS 145), which rescinded and amended the Board’s position concerning gains and losses on the extinguishments of debt, intangible assets of motor carriers, and certain lease modifications. The Company believes that adoption of this standard will have no material effect on its financial position and results of operations.

      In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), Accounting for Costs Associated with Exit or Disposal Activities. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, and removes the previous requirement to record a liability for the costs associated with exit activities when a company

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commits to an exit plan. SFAS 146 now requires a company to record a liability for costs associated with an exit activity, at fair value, only when a liability is incurred. The Company believes that adoption of this standard will have no material effect on the Company’s financial reporting and disclosure.

      n.     Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

      o.     Research and Development. Expenditures for product development are expensed as incurred.

4.     Inventories

      Inventories consist of the following:

	September 29, 2001	September 28, 2002

Raw materials	$8,396,000	$9,546,000
Work-in-process	6,402,000	5,215,000
Finished goods	1,909,000	1,348,000

Total inventories	$16,707,000	$16,109,000

Reserve for excess and obsolete inventories	$5,084,000	$4,876,000

      During the second quarter of Fiscal 2001, the Company undertook a review of its microelectronic inventories in regard to slowing demand for products in the electronics industries. Based on this analysis, the Company took a reserve against inventory of $3,000,000 for items in which there was limited visibility of demand over the next twelve months. The charge for this reserve was recorded in the Company’s cost of revenue amount.

5.     Intangible Assets and Goodwill

      The intangible asset balances and related accumulated amortization as of fiscal year end 2001 and 2002 are as follows:

	September 29,	September 28,
	2001	2002

Goodwill:
Gross intangible assets — January 29, 2001 acquisition	$8,539,622	$8,667,289
Accumulated Amortization — January 29, 2001 acquisition	(853,960)	(2,151,244)

Total goodwill	7,685,662	6,516,045
Intangible assets:
Gross intangible assets — October 26, 1998 merger	1,247,000	1,247,000
Accumulated Amortization — October 26, 1998 merger	(847,000)	(1,137,400)
Intangible asset related to future pension funding	—	260,000

Total intangible assets	400,000	369,600

Total goodwill and intangible assets	$8,085,662	$6,885,645

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company adopted SFAS No. 142 during first quarter of fiscal year 2003. Had SFAS 142 been effective October 3, 1999, net income and earnings per share for fiscal years 2000, 2001 and 2002 would have been reported as the following amounts:

	Fiscal Year Ended

	September 30, 2000	September 29, 2001	September 28, 2002

	($000s except for earnings per share amounts)
Reported net income	$6,561	$3,272	$8,740
Add back goodwill amortization, net of taxes	178	723	1,323

Adjusted net income	$6,739	$3,995	$10,063

Basic earnings per share:
Reported net income	$0.37	$0.17	$0.44

Goodwill amortization	$0.01	$0.04	$0.07

Adjusted net income	$0.38	$0.21	$0.51

Diluted earnings per share:
Reported net income	$0.34	$0.16	$0.42

Goodwill amortization	$0.01	$0.04	$0.06

Adjusted net income	$0.35	$0.20	$0.48

6.     Property, Plant and Equipment

      Property, plant and equipment consists of the following:

	September 29, 2001	September 29, 2002

Land	$246,000	$246,000
Buildings and improvements	611,000	634,000
Machinery and equipment	7,784,000	11,527,000
Tooling	1,487,000	1,487,000
Furniture and fixtures	1,807,000	2,259,000
Leasehold improvements	1,979,000	2,121,000

Total, at cost	13,914,000	18,274,000
Less accumulated depreciation and amortization	(6,000,000)	(7,793,000)

Net property, plant, and equipment	$7,914,000	$10,481,000

      Depreciation expense was $1,733,000, $1,822,000, and $2,227,000 for fiscal years 2000, 2001, and 2002, respectively.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Accrued Expenses

      Other accrued expenses consists of the following major categories:

	Year Ending

	September 29, 2001	September 28, 2002

Sales commission	$699,535	$648,473
Panelview purchase liability	888,031	—
Income taxes	420,824	1,392,053
Warranty reserve	156,071	798,299
Other accruals	745,656	1,003,447

Total other accrued expenses	$2,910,117	$3,842,272

8.     Long-term Debt

      Long-term debt consists of the following:

	September 29, 2001	September 28, 2002

Term loan, Bank One	$1,518,000	$—
Bank One revolving line of credit	—	—

Sub-total	1,518,000	—
Less Current portion	(628,000)	—

Total long-term debt	$890,000	$—

      The availability of cash under the revolving line of credit is based on eligible accounts receivable and inventories. There is a charge of  1/4 of 1% per month on the unused portion of the line of credit, and the line has a maximum borrowing availability of $8.0 million. The line of credit charges interest at the Bank One “prime rate”, which is similar to the prime rate changed by major banking institutions in the United States, and expires March 29, 2004.

      The revolving line of credit agreement includes a covenant that precludes the payment of cash dividends on common stock, and other financial covenants including tangible net worth and minimum debt service coverage.

      The weighted average interest rate on long-term debt for fiscal 2000, 2001, and 2002 was approximately 9.05%, 7.98%, and 4.84% respectively.

      Long-term debt maturity schedule:

Fiscal Year	Bank One Loan

2003	$—
2004	—
2005	—
2006	—
2007	—

5 year total	$—

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Income Taxes

      The provision for income taxes consists of the following:

	Fiscal Year

	2000	2001	2002

Current
Federal	$3,428,000	$1,531,000	$2,408,000
State	579,000	144,000	265,000

Total Current	4,007,000	1,675,000	2,673,000
Deferred
Federal	89,000	(537,000)	(2,111,000)
State	30,000	(157,000)	(174,000)

Total Deferred	119,000	(694,000)	(2,285,000)

Income tax provision	$4,126,000	$981,000	$388,000

      A reconciliation between the U.S. statutory and effective income tax rates is as follows:

	Fiscal Year

	2000	2001	2002

Provision at statutory rate	$3,634,000	$1,446,000	$3,104,000
State taxes, net of federal benefit	402,000	149,000	365,000
Federal and state credits	—	(900,000)	(504,000)
Extraterritorial income exclusion	—	—	(365,000)
Non-deductible goodwill amortization	—	320,000	493,000
Valuation allowance and reserves	—	—	(2,773,000)
Other	90,000	(34,000)	68,000

Effective tax	$4,126,000	$981,000	$388,000

      The income tax effect of loss carry forwards, tax credit carry forwards and temporary differences between financial and tax reporting give rise to the deferred income assets and liabilities. Such deferred income tax assets and liabilities consisted of the following:

	September 29, 2001	September 28, 2002

Current:
Allowance for doubtful accounts	$212,000	$202,000
Inventories	2,638,000	3,081,000
Plant, property, and equipment	—	—
Deferred revenue	26,000	73,000
Accrued expenses and other liabilities	390,000	157,000
Net operating loss carry forwards	482,000	482,000
Deferred tax asset valuation allowance	(1,007,000)	—

Subtotal	$2,741,000	$3,995,000

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	September 29, 2001	September 28, 2002

Long term:
Property, plant, and equipment	$(749,000)	$(639,000)
Intangible assets	(157,000)	(43,000)
Net operating loss carry forwards	3,629,000	2,694,000
Tax credits	—	504,000
Other	(79,000)	606,000
Deferred tax asset valuation allowance	(710,000)	—

Subtotal	$1,934,000	$3,122,000

Total	$4,675,000	$7,117,000

      During the fourth quarter of fiscal year 2002, the Company reduced its valuation allowance of $1.7 million relating to its net operating loss carry forwards, as the Company believes it is more likely than not that it will realize a benefit for the deferred tax assets. In addition, the Company reversed approximately $1.1 million of income tax reserves that had been recorded in previous years.

      As of September 28, 2002, the Company had federal net operating loss carry forwards of approximately $10,324,000, which expire at various dates through 2018. In addition, the Company has state tax net operating loss carry forwards of $1,688,000, which expire at various dates through 2003.

      Ownership changes, as defined in Internal Revenue Code Section 382, have limited the amount of net operating loss and tax credit carry forwards that can be utilized by the Company annually to offset future taxable income and liability.

		(Charged)			Balance
	Balance at	Credited to	Charged to		at
	Beginning of	Income Tax	Other	Deductions/	End of
Description	Period	Expense	Accounts	Writeoffs	Period

	(In thousands of dollars)
Deferred Tax Asset Valuation Allowance:
Year ended September 30, 2000	$(1,717)				$(1,717)
Year ended September 29, 2001	$(1,717)				$(1,717)
Year ended September 28, 2002	$(1,717)	$1,717			$—

10.     Benefit Plan

      The following table summarizes information relating to the Company’s defined benefit pension plan for union employees at its Fort Wayne, Indiana facility pursuant to a collective bargaining agreement. Benefits are based primarily on a benefits multiplier and years of service. The Company funds the amount equal to the minimum funding required plus additional amounts which may be approved by the Company from time to time. The Company recognized a minimum pension liability of $255,000, net of tax, and a

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

long-term pension liability of $671,000 on its balance sheet for fiscal 2002 relating to the decrease in value of plan assets during the year.

	September 30,	September 29,	September 28,
	2000	2001	2002

Reconciliation of Projected Benefit Obligation
Benefit obligation beginning of year		$2,233,223	$2,346,754
Service Cost		44,510	50,031
Interest cost		160,878	172,206
Benefits paid		(134,823)	(128,951)
Actuarial (gain) loss		42,966	318,709

Benefit obligation — end of year		2,346,754	2,758,749

Reconciliation of Fair Value of Plan Assets
Plan assets at fair market value — beginning of year		$2,412,928	$2,256,417
Actual return on plan assets		(5,354)	(226,339)
Employer contributions		8,745	149,245
Benefits paid		(134,823)	(128,951)
Expenses		(25,079)	(24,592)

Plan assets at fair market value — end of year		$2,256,417	$2,025,780

Funded Status		$(90,337)	$(732,969)
Unrecognized prior service cost		136,152	260,023
Unrecognized actuarial (gain) loss		(125,713)	410,515

Net amount recognized		$(79,898)	$(62,431)

Weighted-Average Assumptions
Discount rate	7.50%	7.25%	6.50%
Expected return on plan assets	7.00%	7.00%	7.00%
Amounts recognized in the statement of financial position
Prepaid benefit cost	$10,729	—	—
Accrued benefit liability	—	(90,337)	(732,969)
Intangible assets	—	10,439	260,023
Accumulated other comprehensive income	—	—	410,515

Net amount recognized	$10,729	$(79,898)	$(62,431)

Components of Net Periodic Benefit Cost
Service cost	$88,063	$87,510	$76,844
Interest cost	156,661	160,878	172,206
Expected return on market-related plan assets	(163,604)	(164,198)	(155,686)
Amortization of prior cost	24,885	24,885	38,414
Recognized actuarial (gain) loss	(7,298)	(9,703)	—

Net periodic benefit cost	$98,707	$99,372	$131,778

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has an Incentive Savings 401K Plan covering non-union employees of the Company who have completed six month of service. During fiscal 2002, the Company matched employee contributions equal to 50% of the first 6% of the participants wage base. During fiscal years 2000, 2001, and 2002, the Company made contributions to the plan of approximately $219,375, $267,430, and $247,593, respectively.

11.     Stock Options, Warrants, and Stock Purchase Plans

      The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123). As allowed by SFAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) in accounting for its stock option plans. Accordingly, since all options are issued with exercise prices greater than or equal to the market price on the grant date, no compensation cost has been recognized for the stock option plans.

      Stock Options Plans. In February 1987, EDI adopted the 1987 Stock Option Plan (the “Plan”). The Plan, as amended, allows for the issuance of up to 2,259,748 shares of the Company’s common stock. Options granted under the Plan must be granted at the fair market value of such shares on the date of grant and must have an expiration date no more that ten years from the date of grant. Generally, options vest over a five-year period and expire five years from the date of grant. Additionally, in October 1995, in connection with the acquisition of EDI-MA, fully vested options to purchase 314,826 shares of the Company’s common stock at $0.22 per share that were valued at $598,000 were issued to employees in exchange for fully vested options of EDI-MA. At the date of the merger of Bowmar and EDI, Bowmar assumed all then outstanding unexercised EDI options and converted the number of shares issuable upon exercise and the exercise price per share using the 1.275 exchange ratio. Both EDI plans were then terminated, and there are no shares available for future grants. At September 28, 2002, there were 279,273 shares from the 1987 Stock Option Plan under option, and 124,402 shares from the EDI-MA acquisition plan under option.

      Under the Company’s shareholder approved 1994 Flexible Stock Plan, common stock is available for the grant of options, appreciation rights, restricted stock awards, performance shares and other stock-based awards. The vesting and terms of the options granted under this plan are determined when awarded by the Board of Directors. In February 2001, the shareholders approved an amendment to the plan that changed the name to “White Electronic Designs Corporation’s 1994 Flexible Stock Plan” and changed the number of shares of common stock available for grant to 2,200,000. At September 28, 2002, there were 1,016,808 shares available for future grants to directors, officers and employees at prices not less than the fair value at the date of grant by the Board of Directors. At September 28, 2002, a total of 1,051,923 shares from this plan remained outstanding.

      During fiscal 1995, the Board of Directors terminated the Company’s shareholder approved 1986 Stock Option Plan. At September 28, 2002, 1,000 shares from the Company’s 1986 Stock Option Plan remained under option.

      The Company’s approved 1992 Non-Qualified Stock Option Plan for Directors provides for the issuance of options to purchase shares of common stock to directors at an exercise price equal to the fair market value on the date of grant. In February 2001, the shareholders approved an amendment to the plan that changed the name to “White Electronic Designs Corporation’s Director Stock Option Plan” and changed the number of shares of common stock available for grant to 281,000. The Board of Directors terminated this plan in fiscal year 2001. A total of 80,000 options remained unexercised at September 28, 2002.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During fiscal 1999, the Company’s Board of Directors approved an independent grant to Donald McGuinness, who was the President of EDI prior to the EDI/ Bowmar merger in October 1998, for a nonqualified stock option to purchase up to 102,000 shares of common stock at an exercise price of $1.125 per share, vesting ratably over three years. At September 28, 2002, 102,000 shares from this independent option right were still under option.

      During fiscal 2000, the Company’s Board of Directors approved an independent grant to Mr. Shokrgozar for a nonqualified stock option to purchase up to 125,000 shares of common stock at an exercise price of $2.750 per share, vesting over four years. At September 28, 2002, 125,000 shares from this independent option right were still under option.

      During fiscal 2001, the Company’s Board of Directors approved the 2000 Broad Based Non-qualified Stock Plan, which provides for the issuance of options to purchase shares of common stock at an exercise price equal to the fair market value at the date of grant. As of September 28, 2002, 223,812 shares were available for grant and 719,434 granted options were unexercised.

      The Company’s shareholders approved the White Electronic Designs Corporation 2001 Director Stock Plan in February 2001, which authorizes non-employee directors of the corporation to purchase shares of common stock at an exercise price equal to the fair market value on the date of grant and a vesting period of two years. The total number of shares approved for grant was 500,000. As of September 28, 2002, 305,000 shares were available for grant, and 195,000 granted options were unexercised.

      A summary of the Company’s stock option activity and related information is as follows:

	Fiscal Year

	2000		2001		2002

		Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average
	Under	Exercise	Under	Exercise	Under	Exercise
	Option	Price	Option	Price	Option	Price

Beginning balance outstanding	2,692,234	$1.80	2,083,577	$2.13	2,993,839	$3.40
Granted	530,000	3.84	1,301,000	5.15	129,000	6.33
Canceled	(117,858)	1.74	(140,968)	3.44	(104,845)	4.30
Exercised	(1,020,799)	2.13	(249,770)	1.30	(339,962)	2.11

Ending balance outstanding	2,083,577	$2.13	2,993,839	$3.40	2,678,032	$3.67

Options exercisable at year end	1,190,153	$1.65	1,328,315	$1.96	1,674,193	$2.92
Shares available for future grant	378,817		1,580,261		1,545,620

Weighted average grant-date fair value of all options granted:		$3.12		$4.97		$5.94
Options granted where price equals market price		$3.12		$4.97		$5.94
Options granted where price exceeds market price		none		none		none
Options granted where price is less than market price		none		none		none

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes additional information about the Company’s stock options outstanding as of September 28, 2002.

		Weighted	Weighted		Weighted
	Shares	Average	Average		Average
	Under	Exercise	Remaining	Exercisable	Exercise
	Option	Price	Contractual Life	Shares	Price

Range of exercise price:
$0.0000 - $1.6000	525,415	$0.90	5.0	504,818	$0.89
$1.6001 - $3.2000	842,100	$2.56	5.2	724,739	$2.53
$3.2001 - $4.8000	820,234	$3.82	8.6	267,401	$3.83
$4.8001 - $6.4000	119,000	$6.24	9.5	—	$—
$6.4001 - $8.0000	199,200	$7.23	8.1	95,139	$7.22
$8.0001 - $9.6000	—	$—	—	—	$—
$9.6001 - $11.2000	162,083	$10.60	8.0	77,096	$10.60
$11.2001 - $12.8000	—	$—	—	—	$—
$12.8001 - $14.4000	—	$—	—	—	$—
$14.4001 - $16.0000	10,000	$16.00	7.9	5,000	$16.00

	2,678,032	$3.67	6.8	1,674,193	$2.92

      On December 3, 1998, the Board of Directors approved the repricing of options to employees (excluding the Chief Executive Officer and the Chief Financial Officer) of the Company. The revised exercise price is $1.125 per share (the market closing price on the date of repricing) instead of the original exercise prices that ranged from $1.688 to $3.490 per share. In the above table these options are shown as being canceled and new options granted. This repricing was prior to the effective date of the repricing provisions of FIN 44, which was effective for options repriced after December 15, 1998. Therefore, variable plan accounting was not required. Since the repricing on December 3, 1998, there have been no other repricings.

      Stock Purchase Plans. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”), and the related interpretations in accountings for its employee stock options. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“Statement No. 123”).

      In February 2001, the Company’s Board of Directors adopted the White Electronic Designs Corporation 2000 Employee Stock Purchase Plan. This plan provided for the purchase by employees of up to 300,000 shares of common stock at 85% of the fair market value on the first or last day of the offering period (as defined in the plan), whichever is lower. This plan began July 1, 2001, and will continue for ten years unless terminated sooner. There were no shares issued under this plan in fiscal year 2000 or 2001, and 43,646 shares issued under this plan in fiscal year 2002.

      Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock option plans and employee stock purchase plan under the fair value based method of that Statement. The fair value for these options was

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Employee Stock			Employee Stock
	Option Plans			Purchase Plan

	2000	2001	2002	2000	2001	2002

Expected options term (years)	6.0	7.7	6.3	—	—	0.5
Risk free interest rate	5.7%	4.08%	4.75%	0.0%	0.00%	2.00%
Volatility	176%	149%	146%	0%	0%	55%
Dividends	0%	0%	0%	0%	0%	0%

      The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility.

12.     Commitments and Contingencies

      The Company leases certain property and equipment under non-cancelable lease agreements some of which include renewal options of up to five years. Total rent expense for 2000, 2001, and 2002 was $1,207,000, $1,564,000, and $1,799,000 respectively. Future minimum annual fixed rentals required under non-cancelable operating leases having an original term of more than one year are $1,608,000 in 2003, $1,283,000 in 2004, $1,138,000 in 2005, $1,160,000 in 2006, and $1,172,000 in 2007, and $717,000 thereafter.

13.     Concentrations of Credit Risk

      The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

      At certain times throughout the year the Company may maintain certain bank accounts in excess of the FDIC insured limits.

14.     Shareholders Rights Plan

      On December 6, 1996, the Board of Directors adopted a shareholder rights plan to protect shareholders against unsolicited attempts to acquire control of the Company, which do not offer what the Company believes to be an adequate price for all shareholders. To implement the plan, the Board declared a dividend of one common share purchase right (a “Right” or “Rights”) for each outstanding share of the Company’s common stock and entered into a rights agreement with American Stock Trust and Transfer, as Rights Agent (the “Rights Agreement”). If and when the Rights become exercisable, each Right will entitle the registered holder to purchase from the Company one share of common stock of the Company at a purchase price of $20.00 (subject to adjustment pursuant to certain anti-dilution provisions) (the “Purchase Price”). The terms of the rights are set forth in the Rights Agreements.

      Separate certificates representing the Rights will be distributed only upon an event triggering a distribution. Pursuant to the Rights Agreement, if a person or group (an “Acquiring Person”) acquires 15% or more of the Company’s outstanding voting stock or announces a tender or exchange offer that would result in the ownership by the Acquiring Person of 15% or more of the outstanding voting stock, the Rights certificates will be distributed and each holder of the Rights (other than the Acquiring Person) may either exercise the Rights to acquire common stock of the Company at the then Purchase Price or convert the Rights into that number of shares of common stock equal to the Purchase Price times the

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

number of Rights held by the holder divided by 50% of the then current market price of the common stock.

      In the event that the Company is acquired in a merger or other transaction where it is not the surviving corporation or where all or part of its common stock is exchanged for securities, cash or property of another person, or in the event that 50% or more of the Company’s assets are sold, proper provision will be made so that each holder of the Right (other than the Acquiring Person) will have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring corporation which at the time of such transaction will have a market value of two times the exercise price of the Right. Similarly, in the event that a person acquires 15% or more of the outstanding common stock of the Company, proper provision will be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of common stock of the Company having a market value of two times the exercise price of the Right.

      The Rights Agreement also contains an exchange option. At any time after a person becomes an Acquiring Person, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common stock of the Company, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person, which Rights shall become void), in whole or in part, at an exchange ratio of one share of common stock per Right.

      Finally, the Rights are subject to redemption. At any time prior to the tenth calendar day following the date of a public announcement that a person or group has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

      The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights cannot be bought, sold or otherwise traded separately from the common stock. Certificates for common stock issued after the date of the Rights Agreement carry a notation that indicates the Rights are attached. The Rights will expire on December 5, 2006 unless extended or unless the Rights are earlier redeemed by the Company. The Rights Agreement was amended in connection with the EDI merger to exempt from operation of the Rights Agreement the execution of the Agreement and Plan of Merger with EDI and the transactions contemplated thereby.

15.	Earnings Per Share (EPS)

      Basic EPS is computed by dividing income available to common Shareholders by the weighted average number of common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon exercise of stock options.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the numerator and denominator of basic and diluted EPS is as follows:

Fiscal 2000

	Income	Shares	Per share
	(Numerator)	(Denominator)	amount

Net Income	$6,561,000
Less: preferred stock dividends	$(89,000)

Basic EPS
Income available to common stockholders	$6,472,000	17,544,136	$0.37

Earnings available to common stockholders	$6,472,000
Effects of Dilutive Securities
Common stock equivalents		1,995,365

Dilutive EPS
Earnings available to common stockholders	$6,561,000	19,539,501	$0.34

      Options excluded from the calculation of diluted net income per share were 35,000, as the exercise price was greater than the average share price for the period.

Fiscal 2001

	Income	Shares	Per share
	(Numerator)	(Denominator)	amount

Net Income	$3,272,000

Basic EPS
Net Income	$3,272,000	19,230,781	$0.17

Earnings available to common stockholders	$3,272,000
Effects of Dilutive Securities
Common stock equivalents		1,297,556

Dilutive EPS
Earnings available to common stockholders	$3,272,000	20,528,337	$0.16

      Options excluded from the calculation of diluted net income per share were 387,000, as the exercise price was greater than the average share price for the period.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal 2002

	Income	Shares	Per share
	(Numerator)	(Denominator)	amount

Net Income	$8,740,000

Basic EPS
Net Income	$8,740,000	19,815,162	$0.44

Earnings available to common stockholders	$8,740,000
Effects of Dilutive Securities
Common stock equivalents		1,107,272

Dilutive EPS
Earnings available to common stockholders	$8,740,000	20,922,434	$0.42

      Options excluded from the calculation of diluted net income per share were 194,000, as the exercise price was greater than the average share price for the period.

16.	Operations by Business Segments

      The Company operates in two business segments. The microelectronic segment packages semiconductor products mainly for memory storage. Its products are sold to original equipment manufacturers in the telecommunications, computer networking, aerospace defense, and military equipment industries. Certain industries require these semiconductor parts to pass specific qualifications due to their application requirements of those components. A commercial grade component generally meets the standard of industries such as the telecommunication and computer networking industries. A higher-grade component, known as a high-reliability component, is needed in industries such as aerospace defense and military equipment industries. High-reliability components are designed to meet more stringent standards and are resistant to adverse conditions, such as extreme temperatures, both high and low. High-reliability components can also be used in commercial and industrial applications where components are exposed to harsh conditions. The microelectronic segment also offers anti-tamper coating technology, which is used to secure microelectronics in various military applications.

      The Company’s second business segment is the display segment. The display segment manufactures ruggedized and commercial liquid crystal displays and display viewing enhancements. Ruggedized displays are manufactured to perform in harsh environmental conditions. Commercial display products offer greater viewing performance than off-the-self displays, but are not designed for harsh environmental conditions. The display segment serves a number of markets, to include transportation, GPS systems, military avionics, commercial avionics, medical patient monitors, and various military applications.

      The Company’s segments have common customers, mainly in the aerospace defense industry. Different purchasing groups within the customers’ parent company, however, usually purchase the products from each segment. There are no inter-segment sales. Transfers of inventory between segments are made at cost, and are treated as transfers between locations.

      The assets identified by segment are those assets used in the Company’s operations and do not include general corporate assets such as cash, or deferred tax assets. Capital expenditures report asset purchases and do not include equipment added through the use of operating leases.

      The Company sells its products primarily to original equipment manufacturers, or electronic assembly houses in the United States. In fiscal 2002, two customers accounted for more than 10% of the Company’s sales. General Electric Medical Division accounted for 11.5% of total Company sales, and Garmin

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

International accounted for 10.8% of total Company sales. The loss of either of these customers would have a material affect on the Company’s results of operations.

      A significant portion of the Company’s business activity in each segment is from contractors who have contracts with the United States Department of Defense.

      A significant portion of the Company’s sales were shipped to foreign customers. Export sales as a percent of total sales in fiscal 2000, 2001, and 2002 were 16%, 28%, and 32%, respectively.

SALES BY MAJOR GEOGRAPHIC SEGMENT

(In thousands of dollars)

	Fiscal 2000	Fiscal 2001	Fiscal 2002

Domestic sales
United States	$73,734	$69,553	$61,654

Total domestic sales	$73,734	$69,553	$61,654

Foreign sales Canada	$1,542	$2,030	$2,027
Taiwan	119	2,273	9,230
India	580	5,161	1,471
Korea	603	1,327	1,095
Israel	582	1,002	783
Other Asian countries	746	1,200	926
United Kingdom	3,878	4,395	3,664
Germany	2,779	3,839	3,580
Italy	709	1,885	3,396
France	1,291	2,463	1,749
Other European countries	809	1,376	831
Other countries	223	257	52

Total foreign sales	$13,861	$27,208	$28,804

Total sales	$87,595	$96,761	$90,458

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

OPERATIONS BY BUSINESS SEGMENTS

(In thousands of dollars)

	Fiscal Year

	2000	2001	2002

Net sales
Microelectronic	$74,289	$73,569	$50,331
Display	13,306	23,192	40,127

Total net sales	$87,595	$96,761	$90,458

Income before tax
Microelectronics	$9,199	$2,765	$8,783
Display	1,488	1,488	345

Total income before tax	$10,687	$4,253	$9,128

Identifiable assets
Microelectronics	$39,392	$26,519	$25,909
Display	7,508	20,401	23,857
General corporate	8,096	10,308	18,600

Total assets	$54,996	$57,228	$68,366

Capital expenditures
Microelectronics	$2,140	$1,437	$2,186
Display	173	189	2,612

Total capital expenditures	$2,313	$1,626	$4,798

Depreciation and amortization expense
Microelectronics	$2,016	$1,856	$2,082
Display	404	1,110	1,797

Total depreciation and amortization expense	$2,486	$2,966	$3,814

17.	Interim Financial Results (Unaudited)

	Fiscal 2001					Fiscal 2002

	Year	Sep 29	Jun 30	Mar 31	Dec 30	Year	Sep 28	Jun 29	Mar 30	Dec 29

	(In thousand of dollars, except per share data and common share market price data)
Net sales	$96,761	$21,379	$22,087	$26,253	$27,042	$90,458	$23,734	$23,204	$22,155	$21,365
Gross margin	$26,401	$6,741	$7,201	$3,376	$9,084	$28,900	$7,867	$7,349	$6,876	$6,808
Income before income taxes	$4,253	$1,275	$1,830	$(2,484)	$3,633	$9,128	$3,011	$2,244	$2,003	$1,870
Net income (loss)	$3,272	$1,630	$1,050	$(1,644)	$2,237	$8,740	$4,949	$1,401	$1,327	$1,063
Net income per share — basic	$0.17	$0.08	$0.05	$(0.09)	$0.12	$0.44	$0.25	$0.07	$0.07	$0.05
Net income per share — diluted	$0.16	$0.08	$0.05	$(0.09)	$0.11	$0.42	$0.24	$0.07	$0.06	$0.05

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of dollars)

	September 28,	March 29,
	2002	2003

		(Unaudited)
ASSETS
Current Assets
Cash	$12,097	$11,135

Accounts receivable, less allowance for doubtful accounts of $626 and $656	14,916	20,309
Inventories, net	16,109	17,016
Prepaid expenses	575	1,209
Deferred income taxes	3,995	4,632

Total Current Assets	47,692	54,301
Property, plant and equipment, net	10,481	16,035
Deferred income tax asset	3,122	—
Goodwill, net	6,516	16,493
Intangible assets, net	370	7,155
Other assets, net	185	265

Total Assets	$68,366	$94,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion, long term debt	$—	$400
Revolving line of credit	—	128
Accounts payable	6,037	6,868
Accrued salaries and benefits	2,344	2,523
Accrued expenses	3,407	5,542
Deferred revenue	435	2,338

Total Current Liabilities	12,223	17,799
Long term debt	—	5,600
Accrued long-term pension liability	671	471
Deferred income tax liability	—	740
Other long term liabilities	702	716

Total Liabilities	13,596	25,326

Shareholders’ Equity	54,770	68,923

Total Liabilities and Shareholders’ Equity	$68,366	$94,249

The accompanying notes are an integral part of these consolidated financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)
(In thousands of dollars except share data)

	Three Months Ended		Six Months Ended

	March 30, 2002	March 29, 2003	March 30, 2002	March 29, 2003

Net sales	$22,155	$28,638	$43,520	$52,242
Cost of sales	15,279	19,081	29,836	34,253

Gross profit	6,876	9,557	13,684	17,989

Operating expenses:
Research and development	1,024	1,446	2,143	2,639
Selling, general and administrative	3,490	4,119	6,923	8,111
Amortization of goodwill	377	—	749	—
Amortization of intangible assets	21	277	42	299

Total operating expenses	4,912	5,842	9,857	11,049

Operating income	1,964	3,715	3,827	6,940
Interest expense	9	44	27	44
Interest income	(48)	(43)	(73)	(109)

Income before income taxes	2,003	3,714	3,873	7,005
Provision for income taxes	676	1,244	1,483	2,305

Net income	$1,327	$2,470	$2,390	$4,700

Basic net income per share	$0.07	$0.12	$0.12	$0.23
Basic weighted average common shares	19,733,310	20,573,810	19,671,335	20,341,265
Diluted net income per share	$0.06	$0.11	$0.12	$0.22
Diluted weighted average-common shares and equivalents	20,827,121	21,734,042	20,780,417	21,600,434

The accompanying notes are an integral part of these consolidated financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)
(In thousands of dollars)

	Six Months Ended

	March 30,	March 29,
	2002	2003

Net cash provided by operating activities	$5,533	$9,016
Investing Activities:
Acquisition of property, plant & equipment	(3,764)	(1,018)
Cash paid for acquisition, net of cash acquired	—	(8,391)

Net cash used in investing activities	(3,764)	(9,409)

Financing Activities:
Borrowings on line of credit	—	6,128
Repayments on line of credit	—	(6,000)
Borrowings under long-term debt	1,958	6,000
Retirement of long-term debt	(1,519)	(6,941)
Issuance of common stock	1,259	244

Net cash provided by/(used in) financing activities	1,698	(569)

Net change in cash	$3,467	$(962)
Cash at beginning of year	5,032	12,097

Cash at end of quarter	$8,499	$11,135

Non-cash Investing and Financing Activities
Issuance of common stock and common stock options for acquisition of Interface Data Systems, Inc.	—	$9,072
Issuance of common stock relating to the acquisition of Panelview, Inc.	$128	—

The accompanying notes are an integral part of these consolidated financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Interim Financial Information

      The condensed consolidated balance sheet as of March 29, 2003, the consolidated statement of operations for the three months and six months ended March 29, 2003 and March 30, 2002, and the condensed consolidated statement of cash flows for the six months ended March 29, 2003 and March 30, 2002, have been prepared by the Company and are unaudited. The consolidated condensed balance sheet as of September 28, 2002, was derived from the audited consolidated financial statements. It is the opinion of management that all adjustments, which are of a normal recurring nature necessary to present fairly such financial statements, have been made.

      Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. The results of operations for the three months and six months ended March 29, 2003 are not necessarily indicative of the operating results for the full year.

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as net sales and expenses reported for the periods presented. The Company regularly assesses these estimates and, while actual results may differ, management believes that the estimates are reasonable.

      Certain amounts in the consolidated financial statements and notes thereto have been reclassified to conform to current classifications.

      The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS 148). As allowed by SFAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) in accounting for its stock option plans. Accordingly, since all options are issued with exercise prices greater than or equal to the market price on the grant date, no compensation cost has been recognized for the stock option plans.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The pro forma information required under SFAS 123 for the three months and six months ended March 30, 2002 and March 29, 2003 is as follows:

	Three Months Ended		Six Months Ended

	March 30, 2002	March 29, 2003	March 30, 2002	March 29, 2003

	(In thousands of dollars except per share information)
Net income — as reported	$1,327	$2,470	$2,390	$4,700
Stock compensation expense — net of tax	(423)	(240)	(825)	(461)

Net income — pro forma	$904	$2,230	$1,565	$4,239

Basic earnings per share — as reported	$0.07	$0.12	$0.12	$0.23
Basic earnings per share — pro forma	$0.05	$0.11	$0.08	$0.21
Diluted earnings per share — as reported	$0.06	$0.11	$0.12	$0.22
Diluted earnings per share — pro forma	$0.04	$0.10	$0.08	$0.20

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Earnings Per Share

      SFAS 128 requires the presentation of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.

      Diluted EPS is computed giving effect to all potential dilutive common shares that were outstanding during the period unless they are antidilutive. Potential dilutive common shares consist of the incremental common shares that could be issued upon exercise of stock options and shares purchased through the employee stock purchase program.

      In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows:

	Three Months Ended

	March 30, 2002			March 29, 2003

	Income	Shares	Per Share	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Net Income	$1,327,000			$2,470,000

Basic EPS
Earnings available to common stockholders	$1,327,000	19,733,310	$0.07	$2,470,000	20,573,810	$0.12

Effects of Dilutive Securities
Dilutive effect of stock options		1,093,811			1,160,232

Dilutive EPS
Earnings available to common stockholders	$1,327,000	20,827,121	$0.06	$2,470,000	21,734,042	$0.11

      Options excluded from the calculation of diluted net income per share were 359,000 and 213,256, as the exercise price was greater than the average share price for the period.

	Six Months Ended

	March 29, 2002			March 30, 2003

	Income	Shares	Per Share	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Net Income	$2,390,000			$4,700,000

Basic EPS
Earnings available to common stockholders	$2,390,000	19,671,335	$0.12	$4,700,000	20,341,265	$0.23

Effects of Dilutive Securities
Dilutive effect of stock options		1,109,082		1,259,169

Dilutive EPS
Earnings available to common stockholders	$2,390,000	20,780,417	$0.12	$4,700,000	21,600,434	$0.22

      Options excluded from the calculation of diluted net income per share were 374,000 and 203,256, as the exercise price was greater than the average share price for the period.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Inventories

      Net inventories consist of the following (in thousands of dollars):

	September 28, 2002	March 29, 2003

Raw materials	$9,546	$9,010
Work-in-process	5,215	6,336
Finished goods	1,348	1,670

Total net inventories	$16,109	$17,016

Reserve for excess and obsolete inventories	$4,876	$5,560

4.     Intangible Assets

      Net intangible assets consist of the following (in thousands of dollars):

		Accumulated
Asset	Gross Amount	Amortization	Net Amount

Intangible assets
Pension related prior period service cost	$260		$260
Existing technology, Bowmar-EDI merger	427	$(377)	50
IDS acquisition
Non-compete agreements	400	(27)	373
Contracted backlog	600	(150)	450
Existing technology	2,000	(33)	1,967
Customer relationships	4,100	(45)	4,055

Total intangible assets	$7,787	$(632)	$7,155

	Six Months Ending	Estimated through
	March 29, 2003	September 27, 2003

Aggregate Amortization Expense	$299	$1,108

      Estimated Aggregate Amortization Expense for the Next Five Fiscal Years:

2003	$809
2004	$640
2005	$607
2006	$473
2007	$473
2008	$473
Thereafter	$3,680

$7,155

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Property, Plant, and Equipment, Net

      Property, plant, and equipment consists of the following (in thousands of dollars):

	As of

	September 28, 2002	March 29, 2003

Land	$246	$897
Buildings and improvements	634	4,516
Machinery and equipment	11,527	13,920
Tooling	1,487	—
Furniture and fixtures	2,259	2,433
Leasehold improvements	2,121	1,876

Total, at cost	18,274	23,642
Less accumulated depreciation and amortization	(7,793)	(7,607)

Net property, plant, and equipment	10,481	16,035

6.     Accrued Expenses

      Accrued expenses consists of the following major categories (in thousands of dollars):

	As of

	September 28, 2002	March 29, 2003

Sales commissions	$648	$864
Income taxes	1,392	2,724
Warranty reserve	798	923
Other accruals	569	1,031

Total accrued expenses	$3,407	$5,542

7.     Operations by Business Segment

      The Company operates in two business segments. The microelectronic segment packages semiconductor products mainly for memory storage. Its products are sold to original equipment manufacturers in the telecommunications, computer networking, aerospace defense, and military equipment industries. Certain industries require these semiconductor parts to pass specific qualifications due to their application requirements of those components. A commercial grade component generally meets the standard of industries such as the telecommunication, and computer networking industries. A higher-grade component, known as a high-reliability component, is needed in industries such as aerospace, defense, and military equipment industries. High-reliability components are designed to meet more stringent standards and are resistant to adverse conditions, such as extreme temperatures, both high and low. High-reliability components can also be used in commercial and industrial applications where components are exposed to harsh conditions. The microelectronic segment also offers tamper resistant coating technology, which is used to secure microelectronics in various military applications.

      The Company’s second business segment is the display segment. The display segment manufactures enhanced viewing liquid crystal displays and interface devices. Enhanced viewing liquid crystal displays can be either ruggedized or commercial. Ruggedized displays are manufactured to perform in harsh environmental conditions, while commercial display products offer greater viewing performance than off-the-self displays, but are not designed for harsh environmental conditions. Interface devices include

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

electromechanical components and instrument packages that can consist of ruggedized keyboards, aircraft trim panels, rotating devices, mechanical packages, membrane keypads, silver flexible circuits, graphic overlays, control panels, and keypad/controller assemblies. The display segment serves a number of markets, to include transportation, GPS systems, military avionics, commercial avionics, home appliances, outdoor kiosks, medical patient monitors, and various military applications.

      The Company’s segments have common customers, mainly in the aerospace and defense industry. Different purchasing groups within the customers’ parent company, however, usually purchase the products from each segment. There are no inter-segment sales.

      The assets identified by segment are those assets used in the Company’s operations and do not include general corporate assets such as cash, or deferred tax assets. Capital expenditures report asset purchases and do not include equipment added through the use of operating leases.

      The Company sells its products primarily to original equipment manufacturers, or electronic assembly houses in the United States. One customer from the display segment, Garmin International, accounted for 14% of total Company sales for the six months ended March 29, 2003. The loss of this of this customer would have a material effect on the Company’s results of operations.

      A significant portion of the Company’s business activity in each segment is from contractors who have contracts with the United States Department of Defense.

	Three Months Ended		Six Months Ended

	March 30, 2002	March 29, 2003	March 30, 2002	March 29, 2003

	(In thousands of dollars)
Net sales
Microelectronics	$11,308	$14,895	$23,006	$28,692
Display	10,847	13,743	20,514	23,550

Total net sales	$22,155	$28,638	$43,520	$52,242

Income before tax
Microelectronics	$1,557	$3,148	$3,063	$6,330
Display	446	566	810	675

Total income before tax	$2,003	$3,714	$3,873	$7,005

	As of

Identifiable Assets	March 30, 2002	September 28, 2002	March 29, 2003

Microelectronics	$24,679	$25,909	$40,804
Display	24,637	23,857	37,414
General corporate	12,073	18,600	16,031

Total assets	$61,389	$68,366	$94,249

8.     Acquisition of Interface Data Systems

      On January 22, 2003, the Company acquired 100% of the voting stock of Interface Data Systems, Inc. (“IDS”), a privately held corporation headquartered in Phoenix, Arizona. The results of IDS’ operations have been included in the consolidated financial statements since that date. IDS designs and manufactures membrane keypads, silver flexible circuits, graphic overlays, sensors, electro luminescent lamps (EL), control panels, keypad/controller assemblies, and handheld and desktop electronic devices for original equipment manufacturers. IDS sells to the home appliance, consumer electronics, industrial process

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

controls, medical and communications industries. IDS has manufacturing facilities in Phoenix, Arizona and Columbus, Ohio and has a network of strategic manufacturing alliances in China and Taiwan. The acquisition of IDS expands the Company’s product offerings and allows the Company to provide system and subsystem level solutions to our customers. The goodwill recognized in the purchase price is based on expected synergies between the Company’s current products and the products manufactured by IDS, to expand sales within both companies’ customer base.

      The purchase price of the acquisition was $18.5 million, which included a cash payment of $9.0 million; 577,595 shares of the Company’s common stock issued at $7.99 per share (based on the average closing price for the three days prior to the acquisition close date) totaling $4,614,984; the assumption of certain IDS employee stock options and warrants with a value of $4,456,539; and $473,424 of acquisition costs. A total of 469,409 of the Company’s stock options were issued, based on an exchange ratio of .3377, for certain IDS employee stock options. Additionally, approximately 169,000 warrants for shares of the Company’s common stock were authorized, based on an exchange ratio of .3377, for certain IDS warrants. IDS will continue to operate as a wholly owned subsidiary of the Company. The net sales from the Columbus, Ohio division have been included in the Company’s display segment, while the net sales from the IDS Arizona division fall into both the display and microelectronic segments. Financial statements for the three months ended March 29, 2003 contain the financial activity from IDS for the months of February and March.

      The acquisition was treated as a purchase under SFAS No. 141, Business Combinations (SFAS 141); and the related goodwill and intangible assets are being accounted for as stated in SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). The Company is using independent appraisers and business valuation experts to assist in the allocation of the purchase price. At this time, the valuation of the IDS Phoenix, Arizona real estate asset is not complete. An initial valuation of $3.2 million has been placed on that asset for purposes of this preliminary purchase price calculation. When the final appraisal is complete, assets and goodwill will be adjusted accordingly. The following table represents a preliminary allocation of the purchase price:

Purchase price:
Cash paid	$9,000,000
Stock issued	4,614,984
Options and warrants	4,456,539
Transaction costs paid	473,424

Purchase price	18,544,947
Liabilities assumed	13,380,432

Total purchase cost	$31,925,379
Tangible assets acquired	$14,865,272
Intangible assets acquired	7,100,000

Acquired goodwill	$9,960,107

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      None of the goodwill is deductible for tax purposes. The preliminary allocation of goodwill and intangible assets by segment is as follows:

	Amortization		Micro-
Asset	Period (in years)	Display	electronics	Total

	(In thousands of dollars)
Goodwill		$1,803	$8,157	$9,960

Intangible assets
Non-compete agreements	2.5	200	200	400
Contracted backlog	0.67	194	406	600
Existing technology	10	1,319	681	2,000
Customer relationships	15	2,704	1,396	4,100

	11.68	$4,417	$2,683	$7,100

      Following is an unaudited table for IDS as of January 22, 2003, the date of the acquisition.

January 22,
2003

(In thousands
of dollars)
Assets
Current Assets
Cash	$1,082
Accounts Receivable, net	3,166
Inventory	2,566
Deferred income tax	1,016
Prepaid expenses	79

Total Current Assets	7,909
Property, plant, & equipment, net	6,121
Goodwill	9,960
Intangible assets	7,100
Other assets	835

Total Assets Acquired	$31,925

Liabilities
Current Liabilities
Current portion, long term debt	$961
Accounts payable	1,010
Accrued expenses	1,686

Total Current Liabilities	3,657
Long term debt	5,980
Long term deferred tax liability	3,743

Total Liabilities Assumed	13,380

Net Assets Acquired	$18,545

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The accompanying unaudited pro forma combined statements of income for the three and six months ended March 29, 2003 give effect to the acquisition as if it had occurred as of September 30, 2001. The unaudited pro forma combined financial information is included only for purposes of illustration, and it does not necessarily indicate what the financial condition or operating results would have been if the acquisition of IDS by the Company had been completed on the dates indicated.

	Three Months Ended		Six Months Ended

	March 30, 2002	March 29, 2003	March 30, 2002	March 29, 2003

	(In thousands of dollars except share data)
Net sales	$28,646	$29,985	$56,102	$59,475

Income before taxes	$1,863	$3,160	$3,310	$5,976

Net income	$1,236	$2,108	$2,023	$3,972

Basic net income per share	$0.06	$0.10	$0.10	$0.19
Basic weighted average — common shares	20,310,905	20,726,143	20,248,930	20,918,860
Diluted net income per share	$0.06	$0.10	$0.09	$0.18
Diluted weighted average — common shares	21,671,556	21,886,375	21,613,963	22,178,029

9.     Credit Facility

      The Company secured a term loan through Bank One NA in the amount of $6,000,000 and used the funds to pay off long-term debt that was acquired in the IDS acquisition. The term of the loan is for five years, with monthly principle payments of $33,333 and a final payment of approximately $4.0 million. The Company’s buildings have been used as collateral for the loan.

      The Company revised its existing $8.0 million revolving credit agreement with Bank One as of January 13, 2003, to change the interest rate to approximate LIBOR plus 1.5% for certain amounts, or the Bank One Prime Rate. An additional modification was made on March 13, 2003 to increase the limit to $12.0 million.

      As of March 29, 2003, the interest rate on the line of credit was 4.25% based on the Bank One Prime Rate. The revolving credit agreement extends until March 28, 2004. The Company is in compliance with all of its loan covenants.

      Long-term debt consists of the following (in thousands of dollars):

	September 28, 2002	March 29, 2003

Term loan, Bank One	$—	$6,000
Bank One revolving line of credit	—	128

Sub-total	—	6,128
Less current portion	—	(528)

Total long-term debt	$—	$5,600

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt maturity schedule:

Fiscal Year	Bank One Loan

2003	$400
2004	400
2005	400
2006	400
2007 and thereafter	4,400

Total	$6,000

10.     Changes in Equity

      The following table reflects changes in equity (in thousands of dollars):

						Accumulated
			Additional	Accumulated		Other	Total
	Common	Treasury	Paid-in	Deficit/	Unearned	Comprehensive	Shareholders’
	Stock	Stock	Capital	Surplus	Compensation	loss	Equity

Balance, September 28, 2002	$2,009	$(4)	$53,313	$(293)		$(255)	$54,770
Net income				$4,700			4,700
Common stock issued for exercise of options	7		138				145
Common stock issued through employee stock purchase plan	2		96				98
Common stock issued for IDS acquisitions	58		9,014				9,072
Unearned compensation					$(46)		(46)
Tax benefit related to exercise of stock options			184				184

Balance, March 29, 2003	$2,076	$(4)	$62,745	$4,407	$(46)	$(255)	$68,923

11.     Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 superseded APB Opinion No. 16, Business Combinations. The provisions of SFAS 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill; and, require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142, certain intangible assets be reclassified into or out of goodwill based on certain criteria. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001, although earlier adoption is encouraged. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that such assets be tested annually for impairment (and in interim periods if events or circumstances indicate that the related carrying amount may be impaired), require that reporting units be identified for purposes of assessing potential impairments, and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      SFAS 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, which is used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

      The Company adopted SFAS 142 effective September 29, 2002 and discontinued amortization as of that date. During the first quarter of fiscal 2003, the Company identified its reporting unit with goodwill (Panelview), and completed the first step impairment test as of September 29, 2002. As no impairment was identified by the first step test, completion of the second step test was not required. The fair value of the Panelview reporting unit was determined using the discounted cash flow model using a growth rate of 5% and a discount rate of 15%.

      Amortization for the three months and six months ended March 29, 2003 relates to the Company’s intangible assets, while amortization for the three months and six months ended March 30, 2002 relates to goodwill and intangible assets, including $377,000 and $749,000, respectively, of goodwill amortization.

      On a comparative basis, net income excluding goodwill amortization for the three months and six months ended March 29, 2003 and for the three months and six months ended March 30, 2002 would have been as follows:

	Three Months Ended		Six Months Ended

	March 30, 2002	March 29, 2003	March 30, 2002	March 29, 2003

	(In thousands of dollars except per share data)
Net income — as reported	$1,327	$2,470	$2,390	$4,700
Add back: goodwill amortization expense, net of tax effect	249	—	464	—

Net income — pro forma	$1,576	$2,470	$2,854	$4,700

Basic earnings per share:
Reported net income	$0.07	$0.12	$0.12	$0.23
Goodwill amortization	$0.01		$0.02

Adjusted net income	$0.08	$0.12	$0.15	$0.23

Diluted earnings per share:
Reported net income	$0.06	$0.11	$0.12	$0.22
Goodwill amortization	$0.01		$0.02

Adjusted net income	$0.07	$0.11	$0.14	$0.22

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also requires additional disclosure by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The

WHITE ELECTRONIC DESIGNS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initial recognition and measurement provisions of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002.

      The Company estimates potential warranty obligations for its products based on annual product sales and historical customer product return data. Based on this data, the Company records estimated warranty reserves and expense needed to account for the estimated cost of product returns.

      Following is a reconciliation of warranty liability as of March 29, 2003 since September 28, 2002:

(In thousands of dollars)
Accrued warranty, September 28, 2002	$798
Provision for future warranty claims	133
Warranty claims	(8)

Accrued warranty, March 29, 2003	$923

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Interface Data Systems, Inc.

      We have audited the accompanying consolidated balance sheet of Interface Data Systems, Inc. (an Arizona corporation) and subsidiary as of June 29, 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interface Data Systems, Inc. and subsidiary as of June 29, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Nelson Lambson & Co., PLC

Mesa, Arizona
August 27, 2002

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

June 29, 2002

ASSETS
Current assets
Cash and cash equivalents	$1,153,654
Accounts receivable, net	4,576,469
Inventories, net	2,907,942
Deferred income taxes	641,000
Prepaid expenses and other assets	169,633

Total current assets	9,448,698
Property, net	6,645,381
Restricted cash	750,885
Other assets	288,532

$17,133,496

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of notes payable and long-term debt	$962,428
Current portion of capital lease obligation	13,679
Accounts payable	2,115,587
Accrued liabilities	1,416,778
Income taxes payable	42,526

Total current liabilities	4,550,998

Long-term debt
Notes payable and long-term debt, less current portion	6,682,572
Capital lease obligation, less current portion	67,008
Deferred income taxes	915,000

Total long-term debt	7,664,580

Total liabilities	12,215,578

Stockholders’ equity
Common stock, Class A voting, $.001 par value:	4,804
Authorized shares — 10,000,000 Issued and outstanding shares — 4,766,603 Common stock, Class B nonvoting, no par value:	6,250
Authorized shares — 1,000,000 Issued and outstanding shares — 5,000 Additional paid-in capital, Class A	1,832,490
Unearned compensation	(350,000)
Retained earnings	3,471,017
Less — Treasury Stock (37,314 Class A shares), at cost	(46,643)

Total stockholders’ equity	4,917,918

$17,133,496

The accompanying notes are an integral part of this consolidated financial statement.

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended June 29, 2002

Net sales	$29,831,499
Cost of sales	24,696,480

Gross profit	5,135,019

Operating expenses
Selling, General, and Administrative	3,459,971
Research & Development	856,271

Total Operating Expenses	4,316,242

Operating income	818,777

Other income (expense)
Interest income	30,316
Interest expense	(584,086)
Loss on disposition of property	(44,869)
Other income, net	22,805

Other expense, net	(575,834)

Income before provision for income taxes	242,943
Provision for income taxes	100,432

Net income	$142,511

The accompanying notes are an integral part of this consolidated financial statement.

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Year Ended June 29, 2002

	Common Stock

	Class A		Class B		Additional
					Paid-In	Unearned	Retained	Treasury
	Shares	Amount	Shares	Amount	Capital	Compensation	Earnings	Stock	Total

Balance at June 30, 2001	4,766,603	$4,804	5,000	$6,250	$1,832,490	$(450,000)	$3,328,506	$(46,643)	$4,675,407
Net income	—	—	—	—	—	—	142,511	—	142,511
Amortization of unearned compensation	—	—	—	—	—	100,000	—	—	100,000

Balance at June 29, 2002	4,766,603	$4,804	5,000	$6,250	$1,832,490	$(350,000)	$3,471,017	$(46,643)	$4,917,918

The accompanying notes are an integral part of this consolidated financial statement.

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended June 29, 2002

Cash flows from operating activities
Net income	$142,511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,301,867
Loss on disposition of property	44,869
Provision for bad debts	19,101
Deferred income taxes	(55,420)
Amortization of unearned compensation	100,000
(Increase) decrease in Accounts receivable, net	1,291,893
Inventories, net	546,468
Income taxes receivable	188,326
Prepaid expenses and other assets	4,125
Other assets	82,508
Increase (decrease) in Accounts payable	38,827
Accrued liabilities	(64,269)
Income taxes payable	42,526

Net cash provided by operating activities	3,683,332

Cash flows from investing activities
Proceeds from sale of property	34,747
Purchase of property	(149,943)
Decrease in restricted cash	1,793,461

Net cash provided by investing activities	1,678,265

Cash flows from financing activities
Payments on notes payable and long-term debt	(4,451,614)
Payments on capital lease obligation	(15,383)

Net cash used in financing activities	(4,466,997)

Net increase in cash and cash equivalents	894,600
Cash and cash equivalents — Beginning of year	259,054

Cash and cash equivalents — End of year	$1,153,654

The accompanying notes are an integral part of this consolidated financial statement.

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 29, 2002

(1) Operations and Summary of Significant Accounting Policies

      Operations. Interface Data Systems, Inc. was incorporated on April 2, 1991, under the laws of the state of Arizona. The Company designs and manufacturers membrane and elastomer keypads, control panels, custom full-travel keyboards, and complete electronic interface devices. These capabilities include hardware, software, and packaging, and are focused on hand-held through desktop electronic instruments. The Company also has turnkey manufacturing services, including the sourcing of components and full functional testing. The Company operates under a 52/53 week year-end, with year-end falling on the Saturday closest to June 30. The year ended June 29, 2002 was a 52-week year.

      Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Interface Data Systems, Inc. and its wholly owned subsidiary, IDS Acquisition Corporation (collectively, the “Company”). All intercompany transactions have been eliminated for the year ended June 29, 2002.

      Cash and Cash Equivalents. For purposes of reporting the consolidated statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

      Accounts Receivable. The Company does not require collateral on accounts receivable balances. The allowance for doubtful accounts totaled approximately $137,000 at June 29, 2002.

      Inventories. Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method for raw materials and specific identification for work-in-process and finished goods.

      Property. Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 31.5 years.

      Stock Based Compensation. The Company grants stock options to employees for a fixed number of shares with an exercise price which generally does not exceed the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, and, accordingly, recognizes no compensation expense for the stock option grants unless they are granted at less than fair value.

      Income Taxes. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

      Advertising. Advertising costs are expensed as they are incurred. Advertising costs for the year ended June 29, 2002, totaled approximately $35,000.

      Revenue Recognition. Sales are recorded at the time individual items are shipped.

      Research and Development. Research and development expenses are charged to expense as incurred.

      Shipping Costs. Substantially all costs of shipping products to customers are included in cost of sales.

      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2) Inventories

      Inventories consisted of the following at June 29, 2002:

Raw materials	$1,790,463
Work in process	1,065,522
Finished goods	923,069

Total inventories	3,779,054
Less reserves	(871,112)

Inventories, net	$2,907,942

(3) Property

      Property consisted of the following at June 29, 2002:

Land	$240,000
Building	3,593,879
Computers	1,593,182
Machinery and equipment	6,399,734
Furniture and fixtures	407,729
Construction in progress	18,927

Total property	12,253,451
Less — Accumulated depreciation	(5,608,070)

Property, net	$6,645,381

      Included in cost of sales for the year ended June 29, 2002, is depreciation expense of approximately $997,000. Included in selling, general and administrative expenses for the year ended June 29, 2002, is depreciation expense of approximately $250,000. Included in research and development expenses for the year ended June 29, 2002, is depreciation expense of approximately $54,000.

(4) Notes Payable and Long-term Debt

      Notes payable and long-term debt consisted of the following at June 29, 2002:

Subordinated notes payable to stockholders and an affiliate of a stockholder, uncollateralized, bearing interest at rates ranging from 12 to 12.5 percent, interest payable generally quarterly, principal matured in January 2000. Certain note holders have not expressed a demand for payment.	$80,000
Arizona Industrial Development Authority Bonds, collateralized by a letter of credit from a bank which is collateralized by substantially all assets of the Company and guaranteed by the majority stockholder, with the proceeds restricted to qualifying building and manufacturing equipment purchased before October 2001. The bonds are payable in quarterly principal installments beginning in July 1999 based on amortization periods of 7 years for equipment and 15 years for buildings, based on the proceeds actually advanced plus the amounts outstanding under the term loan. All principal payments were first applied to a term loan until it was paid in full in 2002, then to the bonds. The bonds bear interest, payable monthly, at the adjustable interest rate mode, as defined (1.55 percent effective rate at June 29, 2002). The last of the bonds mature in October 2017.	3,905,000

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ohio Industrial Development Authority Bonds, which are collateralized by a letter of credit from a bank, which is collateralized by substantially all assets of the Company and guaranteed by the majority stockholder and the Company’s wholly-owned subsidiary. Proceeds from the bonds are restricted to qualifying building and manufacturing equipment purchased before August 2003 (restricted cash of approximately $745,000 at June 29, 2002). The bonds are payable in quarterly principal installments commencing September 20, 2000, based on amortization periods of 7 years for equipment and 20 years for real property, based on the proceeds actually advanced. All principal payments were first applied to a term loan until paid in full in 2002, and then to the Arizona bonds in an allocation set by the bank. The bonds bear interest, payable monthly, at the adjustable interest rate mode, as defined (1.55 percent effective rate at June 30, 2002). In connection with the bond issuance of these bonds, the Company paid off existing debt in August 2000 in the amount of approximately $2,141,000. The last of these bonds mature in August 2020.	3,660,000
$3,500,000 line of credit with a bank, expiring July 2004, collateralized by substantially all assets of the Company and a guarantee by the majority stockholder, bearing interest at the bank’s prime rate plus a variable rate ranging from .25 percent to 1.75 percent (6.5 percent effective rate at June 29, 2002)	—

Total notes payable and long-term debt	7,645,000

Less — Current portion	(962,428)

Notes payable and long-term debt, less current portion	$6,682,572

      Annual principal payments on notes payable and long-term debt for the years subsequent to June 29, 2002 are scheduled as follows:

2003	$962,428
2004	882,428
2005	882,428
2006	882,428
2007	882,428
Thereafter	3,152,860

Total notes payable and long-term debt	$7,645,000

      Principal payments made to related parties was approximately $25,000 for the year ended June 29, 2002. Interest paid to related parties was approximately $17,000 for the year ended June 29, 2002.

      The Company’s borrowing agreements contain certain covenants, including the maintenance of certain financial ratios. The Company was in compliance with the covenants requiring the maintenance of certain financial ratios at June 29, 2002. However, they were in violation of the covenant requiring the timely issuance of audited financial statements. The bank has waived this violation as of and for the year ended June 29, 2002.

      At June 29, 2002, the Company had approximately $9,394,000 of unused letters of credit with a bank, which collateralize the industrial bonds noted above, with a facility fee ranging between 1.5% and 2.75%.

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	Obligation Under Capital Lease

      During the fiscal year 2002, the Company entered into an equipment capital lease agreement which expires in May 2006. The gross amount of the asset recorded under this capital lease agreement was approximately $96,000 and the related accumulated amortization was approximately $23,000 as of June 29, 2002. Amortization expense on this capital lease is included in depreciation expense. Future minimum lease payments on this lease obligation for the years subsequent to June 29, 2002 are scheduled as follows:

2003	$25,062
2004	25,062
2005	25,062
2006	23,626

Total future minimum lease payments	98,812
Less — Interest	(18,125)

Total obligation under capital lease	80,687
Less — Current Portion	(13,679)

Capital lease obligation, less current portion	$67,008

(6)	INCOME TAXES

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at June 30, 2002:

Deferred tax liabilities — Tax over book depreciation	$915,000

Deferred tax assets:
Accrued liabilities and other	132,000
Nondeductible reserves	475,000
Other	34,000

Total deferred tax assets	641,000

Net deferred tax liability	$274,000

      Significant components of the federal and state income tax expense at June 29, 2002 are as follows:

Current:
Federal	$144,187
State	11,665

Total current	155,852

Deferred:
Federal	(48,500)
State	(6,920)

Total deferred	(55,420)

Total provision for income taxes	$100,432

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Supplemental Cash Flow Information

      Cash paid for interest for the year ended June 29, 2002, was approximately $559,000.

      Total income tax payments, net of any refunds received, during the year ended June 29, 2002, were approximately $27,000.

(8)	Supplemental Information on Non-cash Investing and Financing Activities

      During the year ended June 29, 2002, the Company entered into a capital lease obligation for equipment totaling approximately $96,000.

(9)	Operating Leases

      The Company leases certain equipment under noncancelable operating leases that expire in various years through fiscal year 2005. Total rent expense was approximately $233,000 for the year ended June 29, 2002.

      Future minimum payments under noncancelable operating leases with initial terms of one year or more for the years subsequent to June 29, 2002 are as follows:

2003	$87,244
2004	34,045
2005	753

Total future minimum rental payments	$122,042

(10) Common Stock and Stock-based Awards

      In January 2001, the Company’s Board of Directors issued a stock warrant to purchase 500,000 shares of Class A stock to the President of the Company at $1.00 per share, which was less than the fair value of the Company’s Class A stock on the date of issuance, as determined by management of the Company. The warrant is exercisable at the rate of 20 percent per year commencing December 31, 2001 with a provision that upon a change in control of the Company, the warrant shall become 100% exercisable. In connection with this issuance, the Company recorded an increase to additional paid-in capital and recorded unearned compensation of $500,000 representing the excess of the fair value of the shares underlying the warrant over the exercise price. Unearned compensation is being amortized to selling, general and administrative expense over the service period with $100,000 charged to expense for the year ended June 29, 2002.

      During the year ended June 24, 1995, the Company’s Board of Directors adopted a Long-Term Incentive Plan (the Plan) for employees and directors, for the issuance of various stock based awards for a maximum of 900,000 shares of Class A Stock and 600,000 shares of Class B Stock. In January 2001, the Company’s Board of Directors approved an amendment to increase the total shares covered by the Plan from 1,500,000 shares to 1,750,000 shares. The options granted generally become exercisable at the rate of 25 percent per year, commencing retroactively two years from the date of hire, and for new employees subsequent to fiscal 1995, two years from the date of grant. In September 2001, the Company changed the vesting schedule for options granted from that point forward to a vesting rate of 25% per year commencing on the date of grant.

      The Company has elected to follow APB 25, and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation, requires use of options valuation models that were not developed for use in valuing employee stock options. Under

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

APB 25, because the exercise price of the Company’s employee stock options was not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had compensation expense been determined based on the fair value at the grant date of rewards consistent with the provisions of SFAS 123, the effect on the Company’s income would not have been significant for the period presented. The Company further believes that, based on the models required to be used by SFAS 123, pro forma amounts derived under such methodologies would not be representative, if material, since such models are not designed for use of stock options of the type issued by the Company.

      Stock options outstanding under the Long-Term Incentive Plan are as follows:

			Weighted
			Average
	Class A	Class B	Exercise Price
	Shares	Shares	Per Share

Outstanding at June 30, 2001	744,000	558,500	$0.87
Granted	25,000	125,000	$2.00
Exercised	—	—	—
Expired or canceled	(55,000)	(95,000)	$1.84

Outstanding at June 29, 2002	714,000	588,500	$0.89

Exercisable at June 29, 2002	714,000	404,750	$0.71

      The following table summarizes information about stock options outstanding at June 29, 2002:

	Outstanding Options			Exercisable Options

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	June 29, 2002	Life	Price	June 29, 2002	Price

$0.66	1,062,500	2.6 years	$0.66	1,062,500	$0.66
1.25	35,000	3.9 years	1.25	31,250	1.25
2.00	205,000	8.7 years	2.00	25,000	2.00

(11) Concentrations

      Major Customers. During the year ended June 29, 2002, the Company had major customers with sales greater than 5% of total sales of which sales were approximately as follows:

	Sales from	Percent of
	Major	Total
	Customers	Sales

A	$9,118,000	30.6%
B	7,901,000	26.5%
C	2,310,000	7.7%
D	1,535,000	5.1%

	$20,864,000	69.9%

INTERFACE DATA SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information regarding accounts receivable from these major customers at June 29, 2002 was approximately as follows:

		Percent of
		Total Trade
	Amount	Receivables

A	$1,072,000	23.4%
B	1,511,000	33.0%
C	641,000	14.0%
D	—	0.0%

	$3,224,000	70.4%

      The Company performs ongoing credit risk evaluations of its customers’ financial condition and generally does not require collateral. The Company’s significant customers are major, well-known businesses in the telephone equipment, entertainment systems, and appliance industries, generally in the United States. Credit losses have been provided for in the financial statements and are within the range of management’s expectations.

      Cash Deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash balances. At June 29, 2002, the Company’s uninsured balance was approximately $2,192,000.

(12) Related Party Transactions

      The Company paid consulting fees of approximately $6,000 to a company owned by a member of the Board of Directors during the year ended June 29, 2002.

(13) 401(k) Plan

      The Company sponsors a 401(k) Plan covering substantially all employees. The Plan provides for employer contributions based primarily on employee participation. The total contributions made to the Plan by the Company were approximately $94,000 for the year ended June 29, 2002.

(14) Event (Unaudited) Subsequent to the Date of the Independent Auditors’ Report

      On January 22, 2003, White Electronic Designs Corporation (“White”) acquired the Company in exchange for $9.0 million in cash and 577,595 shares of White common stock as well as the issuance of 639,097 White options in exchange for all of the Company’s vested and unvested stock options and warrants outstanding as of the acquisition date.

INTERFACE DATA SYSTEMS, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)
(In thousands of dollars)

December 28, 2002

ASSETS
Current Assets
Cash and cash equivalents	$864
Accounts receivable, net	3,928
Inventories, net	2,318
Income tax receivable, net	165
Deferred income taxes	672
Prepaid expenses and other assets	93

Total Current Assets	8,040
Property, net	6,171
Restricted cash	776
Other assets	280

Total Assets	$15,267

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of notes payable and long-term debt	$943
Current portion of capital lease obligation	18
Accounts payable	1,114
Accrued liabilities	1,598

Total Current Liabilities	3,673
Notes payable and long-term debt, less current portion	6,187
Capital lease obligation, less current portion	54
Deferred income taxes	810

Total Liabilities	10,724

Shareholders’ Equity
Common stock	11
Additional paid-in capital	1,832
Unearned compensation	(300)
Retained earnings	3,047
Less — Treasury Stock	(47)

Total Shareholders’ Equity	4,543

Total Liabilities and Shareholders’ Equity	$15,267

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INTERFACE DATA SYSTEMS, INC.

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(In thousands of dollars)

	Six Months Ended

	December 28,	December 29,
	2002	2001

Net sales	$11,760	$15,987
Cost of sales	9,693	13,131

Gross profit	2,067	2,856

Operating expenses
Selling, general and administrative	2,014	1,847
Research and development	482	403

Total operating expenses	2,496	2,250

Operating income (loss)	(429)	606

Other income (expense)
Interest income	9	32
Interest expense	(201)	(356)
Gain (loss) on disposition of property	50	(33)
Other income, net	19	8

Other expense, net	(123)	(349)

Income (loss) before provision for income taxes	(552)	257
Provision (benefit) for income taxes	(128)	120

Net income (loss)	$(424)	$137

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INTERFACE DATA SYSTEMS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)
(In thousands of dollars)

	Six Months Ended

	December 28,	December 29,
	2002	2001

Cash flows from operating activities
Net income (loss)	$(424)	$137
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	680	694
Provision for bad debts	5	48
Deferred income taxes	(136)	—
Amortization of unearned compensation	50	50
(Increase) decrease in:
Accounts receivable	643	1,981
Inventories, net	590	120
Income taxes payable/receivable	(208)	121
Prepaid expenses and other assets	86	42
Increase (decrease) in:
Accounts payable	(1,002)	(782)
Accrued liabilities	181	(3)

Net cash provided by operating activities	465	2,408

Cash flows from investing activities
Purchase of property	(206)	(64)
(Increase) decrease in restricted cash	(25)	362

Net cash provided (used in) investing activities	(231)	298

Cash flows from financing activities
Payments on notes payable and long-term-debt	(515)	(2,602)
Proceeds (payments) on capital lease obligations	(9)	89

Net cash used in financing activities	(524)	(2,513)

Net increase (decrease) in cash and cash equivalents	(290)	193

Cash and cash equivalents at beginning of the period	1,154	259

Cash and cash equivalents at end of the period	$864	$452

The accompanying notes are an integral part of these unaudited consolidated financials statements.

INTERFACE DATA SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

      The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information or footnote disclosures have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements should be read in connection with the Company’s audited financial statements for the year ended June 29, 2002, included elsewhere in this document.

Note 2 — Inventories

      Inventories consisted of the following at December 28, 2002 (in thousands of dollars):

Raw material	$2,073
Work in process	551
Finished goods	725

Total inventories	3,349
Less reserves	(1,031)

Inventories, net	$2,318

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

      On January 22, 2003, White Electronic Designs Corporation (“White”) completed the acquisition of Interface Data Systems, Inc. (“IDS”) in exchange for $9.0 million in cash and 577,595 shares of White common stock as well as the issuance of 639,097 White options in exchange for all of IDS’ vested and unvested stock options and warrants outstanding as of the acquisition date.

      The accompanying unaudited pro forma combined statements of income for the year ended September 28, 2002 and for the six months ended March 29, 2003 give effect to that acquisition as if it had occurred as of October 1, 2001. The unaudited pro forma combined financial information is included only for purposes of illustration, and it does not necessarily indicate what the financial condition or operating results would have been if the acquisition of IDS by White had been completed on the dates indicated.

      White accounted for the acquisition of IDS as a purchase business combination. The pro forma allocation of the purchase price to the acquired assets and liabilities is based on management’s preliminary estimates of the respective fair values and is subject to completion.

      The unaudited pro forma combined financial information should be read in conjunction with the notes to the unaudited pro forma combined financial information, White’s audited and unaudited historical consolidated financial statements included elsewhere in this prospectus, and the audited and unaudited historical financial statements of IDS included elsewhere in this prospectus.

      White’s fiscal year ends the Saturday closest to September 30th (September 28, 2002) while IDS’ fiscal year ends the Saturday closest to June 30th (June 29, 2002). Consistent reporting periods have been used for purposes of preparing the accompanying unaudited pro forma financial information.

WHITE ELECTRONIC DESIGNS CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

(In thousands of dollars except share and per share data)

	Year Ended
	September 28, 2002				Unaudited
			Pro Forma		Pro Forma
	White	IDS	Adjustments		Combined

Net sales	$90,458	$25,809	$—		$116,267
Cost of sales	61,558	21,420	(545	)(a)	82,433

Gross profit	28,900	4,389	545		33,834

Expenses:
Selling, general and administrative	13,939	3,364	(137	)(a)
			25	(b)	17,191
Product development	4,264	872	(30	)(a)	5,106
Interest expense	147	480			627
Interest income	(165)	(16)			(181)
Other income	—	(22)			(22)
Amortization of intangible assets	1,587	—	1,233	(c)	2,820

Total expenses	19,772	4,678	1,091		25,541

Income (loss) before income taxes	9,128	(289)	(546)		8,293
Provision (benefit) for income taxes	388	(92)	(216	)(d)	80

Net income (loss)	$8,740	$(197)	$(330)		$8,213

Net income per common share — basic(e)	$0.44				$0.40
Net income per common share — diluted(e)	$0.42				$0.38
Weighted average number of common shares and equivalents:
Basic	19,815,162		577,595		20,392,757
Diluted	20,922,434		826,792		21,749,226

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WHITE ELECTRONIC DESIGNS CORPORATION

UNAUDITED PRO FORMA

COMBINED STATEMENT OF INCOME

	Six Months Ended
	March 29, 2003				Unaudited
			Pro Forma		Pro Forma
	White	IDS	Adjustments		Combined

	(In thousands of dollars except share and per share data)
Net sales	$52,242	$7,233	$—		$59,475
Cost of sales	34,253	6,035	(180	)(a)	40,108

Gross profit	17,989	1,198	180		19,367

Expenses:
Selling, general and administrative	8,111	1,992	(45	)(a)
			8	(b)	10,066
Product development	2,639	302	(10	)(a)	2,931
Interest expense	44	123	—		167
Interest income	(109)	(5)	—		(114)
Other income	—	(19)	—		(19)
Amortization of intangible assets	299	—	60	(c)	359

Total expenses	10,984	2,393	13		13,390

Income (loss) before income taxes	7,005	(1,195)	167		5,977
Provision (benefit) for income taxes	2,305	(357)	56	(d)	2,004

Net income (loss)	$4,700	$(838)	$111		$3,973

Net income per common share — basic (e)	$0.23				$0.19
Net income per common share-diluted (e)	$0.22				$0.18
Weighted average number of common shares and equivalents:
Basic	20,341,265		577,595		20,918,860
Diluted	21,376,122		801,907		22,178,029

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

White Electronic Designs Corporation

Notes to Unaudited Pro Forma Combined Statement of Income

      The following is a summary of the estimated aggregate purchase price:

Cash paid to IDS stockholders	$9,000,000
Market value of White common shares issued to IDS stockholders	4,613,426
Estimated fair value of IDS’ options and warrants	4,456,539
White transaction costs	473,424

Total purchase price	$18,543,389

The estimated pro forma allocation of the purchase price is as follows:
IDS’ historical assets and liabilities, net	$4,887,000
Adjustment of IDS’ historical assets and liabilities to fair value	13,656,389

Total purchase price	$18,543,389

Pro Forma Adjustments to the Combined Statement of Income

(a)	Represents a reduction in the depreciation of IDS property, plant and equipment based on the fair value adjustments of such assets, as well as the impact relating to revisions of the remaining useful lives of such assets.

(b)	Represents expense relating to amortization of unearned compensation attributable to unvested IDS’ options assumed at the date of the acquisition.

(c)	Represents the effect of adjustments increasing amortization of identifiable intangible assets based on the adjustment of such assets to fair value as discussed in the Notes.

(d)	Represents the aggregate pro forma income tax effect of the adjustments summarized at (a) through (c) above.

(e)	Pro forma net income per common share — basic has been adjusted to reflect the issuance of 577,595 shares of White common stock in exchange for the outstanding shares of IDS common stock. Pro forma net income per common share — diluted is similar to pro forma net income per share — basic, except that the denominator has been increased to include the number of additional common shares that would have been outstanding if the stock options issued in exchange for IDS options and warrants had been exercised.